INTERIM REPORT

For the nine months ended
September 30, 2015

CONSOLIDATED BALANCE SHEETS
as at September 30, 2015 and December 31, 2014
(unaudited - US$ millions)

	Notes	September 30, 2015	December 31, 2014
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $80.1; December 31, 2014 – $109.7)	5, 19	1,176.2	1,244.3
Insurance contract receivables		2,900.0	1,931.7
		4,076.2	3,176.0

Portfolio investments
Subsidiary cash and short term investments	5, 19	7,022.4	5,534.3
Bonds (cost $11,324.1; December 31, 2014 – $9,900.1)	5	12,420.9	11,445.5
Preferred stocks (cost $227.6; December 31, 2014 – $386.8)	5	114.5	376.4
Common stocks (cost $5,895.3; December 31, 2014 – $4,531.7)	5	5,165.7	4,848.5
Investments in associates (fair value $1,779.8; December 31, 2014 – $2,070.5)	5, 6	1,587.6	1,617.7
Derivatives and other invested assets (cost $622.6; December 31, 2014 – $634.0)	5, 7	729.5	426.8
Assets pledged for short sale and derivative obligations (cost $252.8; December 31, 2014 – $757.8)	5, 7	279.3	860.0
Fairfax India portfolio investments (cost $836.8; December 31, 2014 – nil)	5, 19	837.8	—
		28,157.7	25,109.2

Deferred premium acquisition costs		489.1	497.6
Recoverable from reinsurers (including recoverables on paid losses – $344.0; December 31, 2014 – $230.7)	8, 9	4,324.1	3,982.1
Deferred income taxes		365.6	460.4
Goodwill and intangible assets	15	3,228.6	1,558.3
Other assets		2,023.6	1,347.6
		42,664.9	36,131.2

Liabilities
Subsidiary indebtedness	10	134.4	37.6
Accounts payable and accrued liabilities		2,811.9	2,029.1
Income taxes payable		83.3	118.3
Short sale and derivative obligations (including at the holding company – $9.8; December 31, 2014 – $31.6)	5, 7	73.7	160.8
Funds withheld payable to reinsurers		720.2	461.5
		3,823.5	2,807.3

Insurance contract liabilities	8	23,514.1	20,438.7
Long term debt	10	3,321.3	3,141.4
		26,835.4	23,580.1

Equity	11
Common shareholders’ equity		8,894.6	8,361.0
Preferred stock		1,336.5	1,164.7
Shareholders’ equity attributable to shareholders of Fairfax		10,231.1	9,525.7
Non-controlling interests		1,774.9	218.1
Total equity		12,006.0	9,743.8
		42,664.9	36,131.2

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2015 and 2014
(unaudited - US$ millions except per share amounts)

		Third quarter		First nine months
	Notes	2015	2014	2015	2014
Revenue
Gross premiums written	17	2,336.6	1,844.4	6,453.4	5,681.3
Net premiums written	17	2,023.6	1,523.8	5,610.0	4,781.6

Gross premiums earned		2,447.2	1,949.7	6,283.2	5,490.8
Premiums ceded to reinsurers		(366.0)	(308.4)	(913.9)	(879.6)
Net premiums earned	17	2,081.2	1,641.3	5,369.3	4,611.2
Interest and dividends		105.8	73.8	367.1	284.4
Share of profit of associates		13.4	46.6	161.1	90.0
Net gains (losses) on investments	5	425.6	493.7	(59.1)	1,908.8
Other revenue		384.0	398.8	1,328.5	1,049.8
		3,010.0	2,654.2	7,166.9	7,944.2
Expenses
Losses on claims, gross	8	1,335.4	1,117.9	3,649.5	3,337.2
Losses on claims ceded to reinsurers		(83.9)	(87.9)	(410.4)	(466.8)
Losses on claims, net	18	1,251.5	1,030.0	3,239.1	2,870.4
Operating expenses	18	394.1	328.1	1,061.9	929.9
Commissions, net	9	344.5	235.9	871.4	715.4
Interest expense		55.1	52.5	163.4	153.3
Other expenses	18	372.4	391.8	1,280.7	1,016.8
		2,417.6	2,038.3	6,616.5	5,685.8
Earnings before income taxes		592.4	615.9	550.4	2,258.4
Provision for income taxes	13	141.0	140.9	41.5	632.0
Net earnings		451.4	475.0	508.9	1,626.4

Attributable to:
Shareholders of Fairfax		424.8	461.2	464.3	1,609.5
Non-controlling interests		26.6	13.8	44.6	16.9
		451.4	475.0	508.9	1,626.4

Net earnings per share	12	$18.57	$21.10	$19.50	$73.92
Net earnings per diluted share	12	$18.16	$20.68	$19.07	$72.53
Cash dividends paid per share		$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	12	22,261	21,186	22,014	21,188

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2015 and 2014
(unaudited – US$ millions)

		Third quarter		First nine months
	Notes	2015	2014	2015	2014

Net earnings		451.4	475.0	508.9	1,626.4

Other comprehensive income (loss), net of income taxes	11

Items that may be subsequently reclassified to net earnings
Unrealized foreign currency translation gains (losses) on foreign operations		(283.8)	(131.7)	(445.6)	(85.3)
Gains (losses) on hedge of net investment in Canadian subsidiaries		84.1	67.1	179.2	70.7
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans		1.0	(34.4)	(19.4)	(34.1)
		(198.7)	(99.0)	(285.8)	(48.7)
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates		4.1	2.8	5.1	66.7
Gains (losses) on defined benefit plans		—	—	(3.9)	(1.3)
		4.1	2.8	1.2	65.4

Other comprehensive income (loss), net of income taxes		(194.6)	(96.2)	(284.6)	16.7

Comprehensive income		256.8	378.8	224.3	1,643.1

Attributable to:
Shareholders of Fairfax		278.6	368.2	246.3	1,628.5
Non-controlling interests		(21.8)	10.6	(22.0)	14.6
		256.8	378.8	224.3	1,643.1

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2015 and 2014
(unaudited - US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2015	3,642.8	3.8	(155.8)	78.4	4,909.9	(118.1)	8,361.0	1,164.7	9,525.7	218.1	9,743.8
Net earnings for the period	—	—	—	—	464.3	—	464.3	—	464.3	44.6	508.9
Other comprehensive income (loss), net of income taxes:
Unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	(379.8)	(379.8)	—	(379.8)	(65.8)	(445.6)
Gains (losses) on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	179.2	179.2	—	179.2	—	179.2
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	—	—	—	—	—	(19.4)	(19.4)	—	(19.4)	—	(19.4)
Share of gains (losses) on defined benefit plans of associates	—	—	—	—	—	4.9	4.9	—	4.9	0.2	5.1
Gains (losses) on defined benefit plans	—	—	—	—	—	(2.9)	(2.9)	—	(2.9)	(1.0)	(3.9)
Issuance of shares	587.0		13.8	(14.6)	—	—	586.2	179.0	765.2	—	765.2
Purchases and amortization	—	—	(67.5)	26.5	—	—	(41.0)	(7.2)	(48.2)	—	(48.2)
Excess of book value over consideration of preferred shares purchased for cancellation	—	—	—	—	3.1	—	3.1	—	3.1	—	3.1
Common share dividends	—	—	—	—	(216.1)	—	(216.1)	—	(216.1)	(2.7)	(218.8)
Preferred share dividends	—	—	—	—	(38.2)	—	(38.2)	—	(38.2)	—	(38.2)
Net changes in capitalization and other	—	—	—	(8.9)	(3.7)	5.9	(6.7)	—	(6.7)	1,581.5	1,574.8
Balance as of September 30, 2015	4,229.8	3.8	(209.5)	81.4	5,119.3	(330.2)	8,894.6	1,336.5	10,231.1	1,774.9	12,006.0

Balance as of January 1, 2014	3,642.8	3.8	(140.0)	50.5	3,551.2	78.4	7,186.7	1,166.4	8,353.1	107.4	8,460.5
Net earnings for the period	—	—	—	—	1,609.5	—	1,609.5	—	1,609.5	16.9	1,626.4
Other comprehensive income (loss), net of income taxes:
Unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	(83.3)	(83.3)	—	(83.3)	(2.0)	(85.3)
Gains (losses) on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	70.7	70.7	—	70.7	—	70.7
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	—	—	—	—	—	(34.1)	(34.1)	—	(34.1)	—	(34.1)
Share of gains (losses) on defined benefit plans of associates	—	—	—	—	—	66.7	66.7	—	66.7	—	66.7
Gains (losses) on defined benefit plans	—	—	—	—	—	(1.0)	(1.0)	—	(1.0)	(0.3)	(1.3)
Issuance of shares	—	—	8.7	(10.6)	—	—	(1.9)	—	(1.9)	—	(1.9)
Purchases and amortization	—	—	(20.9)	19.6	—	—	(1.3)	(0.1)	(1.4)	—	(1.4)
Common share dividends	—	—	—	—	(215.7)	—	(215.7)	—	(215.7)	(6.6)	(222.3)
Preferred share dividends	—	—	—	—	(43.3)	—	(43.3)	—	(43.3)	—	(43.3)
Net changes in capitalization and other	—	—	—	3.2	(2.3)	—	0.9	—	0.9	48.3	49.2
Balance as of September 30, 2014	3,642.8	3.8	(152.2)	62.7	4,899.4	97.4	8,553.9	1,166.3	9,720.2	163.7	9,883.9

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2015 and 2014
(unaudited - US$ millions)

		Third quarter		First nine months
	Notes	2015	2014	2015	2014
Operating activities
Net earnings		451.4	475.0	508.9	1,626.4
Depreciation, amortization and impairment charges		35.2	23.3	93.1	68.9
Net bond (discount) premium amortization		4.8	(4.2)	(2.9)	(20.2)
Amortization of share-based payment awards		8.6	6.9	26.5	19.6
Share of profit of associates		(13.4)	(46.6)	(161.1)	(90.0)
Deferred income taxes	13	66.9	130.5	(102.3)	514.3
Net (gains) losses on investments	5	(425.6)	(493.7)	59.1	(1,908.8)
Loss on repurchase of long term debt	17	—	—	—	0.1
Net (purchases) sales of investments classified as FVTPL	19	313.4	(592.1)	58.9	(536.8)
Changes in operating assets and liabilities		249.1	342.9	(142.9)	235.5
Cash provided by (used in) operating activities		690.4	(158.0)	337.3	(91.0)

Investing activities
Sales of investments in associates and joint ventures	6	1.1	17.4	200.5	208.0
Purchases of investments in associates and joint ventures	6	(51.4)	(41.3)	(75.6)	(387.0)
Net purchases of premises and equipment and intangible assets		(70.8)	(15.7)	(128.1)	(43.1)
Purchases of subsidiaries, net of cash acquired	15	(148.0)	(18.7)	(1,413.8)	(109.8)
Sales of subsidiaries, net of cash divested	15	—	—	304.4	—
Decrease (increase) in restricted cash in support of acquisitions		(28.2)	49.9	(36.1)	—
Cash provided by (used in) investing activities		(297.3)	(8.4)	(1,148.7)	(331.9)

Financing activities
Subsidiary indebtedness:	10
Issuances		8.3	15.6	64.7	86.2
Repayment		(23.0)	(17.4)	(51.2)	(54.7)
Long term debt:	10
Issuances		17.5	297.1	296.1	297.1
Issuance costs		—	(2.9)	(2.9)	(2.9)
Repayment		(3.6)	(3.3)	(133.3)	(12.7)
Subordinate voting shares:	11
Issuances		—	—	600.3	—
Issuance costs		—	—	(24.4)	—
Preferred shares:	11
Issuances		—	—	184.7	—
Issuance costs		—	—	(5.7)	—
Repurchases		(0.7)	(0.1)	(4.1)	(0.1)
Purchases of subordinate voting shares for treasury		(10.7)	(0.7)	(67.5)	(20.9)
Subsidiary common shares:
Issuances to non-controlling interests		—	—	766.8	—
Issuance costs		—	—	(41.0)	—
Net (purchases) sales of subsidiary common shares to non-controlling interests		(32.4)	—	430.0	—
Common share dividends		—	—	(216.1)	(215.7)
Preferred share dividends		(12.4)	(14.2)	(38.2)	(43.3)
Dividends paid to non-controlling interests		(2.7)	—	(2.7)	(6.6)
Cash provided by (used in) financing activities		(59.7)	274.1	1,755.5	26.4
Increase (decrease) in cash and cash equivalents		333.4	107.7	944.1	(396.5)
Cash and cash equivalents – beginning of period		3,535.3	3,265.8	3,018.7	3,758.2
Foreign currency translation		(74.1)	(108.5)	(168.2)	(96.7)
Cash and cash equivalents – end of period	19	3,794.6	3,265.0	3,794.6	3,265.0
See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and nine months ended September 30, 2015 and 2014
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation

These interim consolidated financial statements of the company for the three and nine months ended September 30, 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB. The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on October 29, 2015.

3.	Summary of Significant Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2014, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements adopted in 2015
Amendment to IAS 19 Employee Benefits ("IAS 19")
The IASB amended IAS 19 to permit employee contributions that are independent of the number of years of service to be recognized as a reduction of service cost in the period in which the service is rendered, instead of allocating the contributions to periods of service. Retrospective adoption of the amendment on January 1, 2015 did not have a significant impact on the consolidated financial statements.
IFRS Annual Improvements
The IASB periodically issues improvements to clarify the requirements of IFRS and eliminate inconsistencies within and between standards. Adoption of the 2010-2012 and 2011-2013 improvements on January 1, 2015 in accordance with their respective transition provisions did not have a significant impact on the consolidated financial statements.
New accounting pronouncements issued but not yet effective
The company is currently evaluating the impact of the following accounting pronouncements on its consolidated financial statements:
IFRS Annual Improvements 2012-2014
In September 2014 the IASB issued a limited number of amendments to clarify the requirements of four IFRS standards. The amendments are effective for annual periods beginning on or after January 1, 2016, with retrospective application.
IFRS 9 Financial Instruments ("IFRS 9")
In July 2014 the IASB published the complete version of IFRS 9 which supersedes the 2010 version of IFRS 9 currently applied by the company. This complete version is effective for annual periods beginning on or after January 1, 2018, with retrospective application, and includes: requirements for the classification and measurement of financial assets and liabilities; an expected credit loss model that replaces the existing incurred loss impairment model; and new hedge accounting guidance.
IFRS 15 Revenue from Contracts with Customers ("IFRS 15")
In May 2014 the IASB published IFRS 15 which introduces a single model for recognizing revenue from contracts with customers. IFRS 15 excludes insurance contracts from its scope and is primarily applicable to the company’s non-insurance entities. The standard is effective for annual periods beginning on or after January 1, 2018, with retrospective application.

4.	Critical Accounting Estimates and Judgments
In the preparation of the company's interim consolidated financial statements, management has made a number of estimates and judgments which are consistent with those as described in the company's annual consolidated financial statements for the year ended December 31, 2014. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
Business combinations
Accounting for business combinations requires judgments and estimates to be made in order to determine the fair values of the consideration transferred, assets acquired and the liabilities assumed. The company uses all available information, including external valuations and appraisals where appropriate, to determine these fair values. Changes in estimates of fair value due to additional information related to facts and circumstances that existed at the acquisition date would impact the amount of goodwill (or gain on bargain purchase) recognized. If necessary, the company has up to one year from the acquisition date to finalize the determinations of fair value for business combinations.

5.	Cash and Investments
Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	September 30, 2015	December 31, 2014
Holding company:
Cash and cash equivalents (note 19)	353.8	317.7
Short term investments	181.5	121.6
Short term investments pledged for short sale and derivative obligations	63.0	92.0
Bonds	323.9	323.8
Bonds pledged for short sale and derivative obligations	17.1	17.7
Preferred stocks	0.6	144.2
Common stocks (1)	119.3	89.8
Derivatives (note 7)	117.0	137.5
	1,176.2	1,244.3
Short sale and derivative obligations (note 7)	(9.8)	(31.6)
	1,166.4	1,212.7

Portfolio investments:
Cash and cash equivalents (note 19)	3,923.5	3,034.5
Short term investments	3,098.9	2,499.8
Bonds	12,420.9	11,445.5
Preferred stocks	114.5	376.4
Common stocks (1)	5,165.7	4,848.5
Investments in associates (note 6)	1,587.6	1,617.7
Derivatives (note 7)	712.9	412.6
Other invested assets	16.6	14.2
	27,040.6	24,249.2

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 19)	4.6	—
Short term investments	63.3	227.7
Bonds	211.4	632.3
	279.3	860.0

Fairfax India portfolio investments:
Cash and cash equivalents (note 19)	58.5	—
Short term investments	75.1	—
Bonds	655.3	—
Common stocks (1)	48.9	—
	837.8	—

	28,157.7	25,109.2
Short sale and derivative obligations (note 7)	(63.9)	(129.2)
	28,093.8	24,980.0

(1)
Common stocks include investments in limited partnerships and other funds with carrying values of $1,151.3 and $1,226.2 respectively at September 30, 2015 (December 31, 2014 - $1,004.4 and nil). Other funds comprise a significant proportion of Brit's investment portfolio and are invested principally in fixed income securities.

Fixed Income Maturity Profile
Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At September 30, 2015 bonds containing call and put features represented approximately $6,328.5 and $198.1 respectively (December 31, 2014 - $6,880.2 and $56.4) of the total fair value of bonds in the table below.

	September 30, 2015		December 31, 2014
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	690.7	710.0	653.9	664.2
Due after 1 year through 5 years	4,841.7	5,578.1	4,714.1	5,708.3
Due after 5 years through 10 years	1,085.0	1,066.0	341.6	355.0
Due after 10 years	5,902.8	6,274.5	5,067.4	5,691.8
	12,520.2	13,628.6	10,777.0	12,419.3

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	September 30, 2015				December 31, 2014
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	4,340.4	4,340.4	—	—	3,352.2	3,352.2	—	—

Short term investments:
Canadian government	60.7	60.7	—	—	—	—	—	—
Canadian provincials	153.6	153.6	—	—	334.0	334.0	—	—
U.S. treasury	2,934.7	2,934.7	—	—	2,170.7	2,170.7	—	—
Other government	249.5	213.5	36.0	—	361.1	312.8	48.3	—
Corporate and other	83.3	—	83.3	—	75.3	—	75.3	—
	3,481.8	3,362.5	119.3	—	2,941.1	2,817.5	123.6	—
Bonds:
Canadian government	307.4	—	307.4	—	16.0	—	16.0	—
Canadian provincials	203.4	—	203.4	—	217.1	—	217.1	—
U.S. treasury	2,690.4	—	2,690.4	—	2,094.2	—	2,094.2	—
U.S. states and municipalities	6,623.7	—	6,623.7	—	6,998.2	—	6,998.2	—
Other government	1,806.5	—	1,806.5	—	1,559.0	—	1,559.0	—
Corporate and other	1,997.2	—	1,357.7	639.5	1,534.8	—	701.8	833.0
	13,628.6	—	12,989.1	639.5	12,419.3	—	11,586.3	833.0
Preferred stocks:
Canadian	18.1	—	10.6	7.5	173.9	—	16.7	157.2
U.S.	75.2	—	74.4	0.8	322.4	—	321.6	0.8
Other	21.8	—	21.8	—	24.3	—	24.3	—
	115.1	—	106.8	8.3	520.6	—	362.6	158.0
Common stocks:
Canadian	589.9	480.4	89.5	20.0	918.2	786.7	109.7	21.8
U.S.	1,058.4	516.0	32.8	509.6	907.3	478.0	29.4	399.9
Other funds(1)	1,226.2	—	1,226.2	—	—	—	—	—
Other	2,459.4	1,223.8	506.0	729.6	3,112.8	1,922.1	563.3	627.4
	5,333.9	2,220.2	1,854.5	1,259.2	4,938.3	3,186.8	702.4	1,049.1

Derivatives and other invested assets(2)	838.3	—	476.1	362.2	558.1	—	285.0	273.1

Short sale and derivative obligations	(73.7)	—	(73.7)	—	(160.8)	—	(160.8)	—

Holding company cash and investments and portfolio investments measured at fair value	27,664.4	9,923.1	15,472.1	2,269.2	24,568.8	9,356.5	12,899.1	2,313.2

	100.0%	35.9%	55.9%	8.2%	100.0%	38.1%	52.5%	9.4%

Investments in associates (note 6)(3)	1,779.8	791.7	35.8	952.3	2,070.5	1,046.4	35.5	988.6

(1)
Other funds comprise a significant proportion of Brit's investment portfolio. These funds are invested principally in fixed income securities and are measured at net asset value, which represents the fair value of the underlying securities as determined by the fund managers. Although these funds are classified as common stocks in the table above, the company excludes other funds that are invested principally in fixed income securities when measuring its equity and equity-related exposure.

(2)	Excluded from these totals are certain real estate investments at September 30, 2015 of $8.2 (December 31, 2014 - $6.2) which are carried at cost less any accumulated amortization and impairment.

(3)
The carrying value of investments in associates is determined under the equity method of accounting and the related fair value is presented separately in the table above. Grivalia Properties REIC was transferred from Level 1 to Level 3 during the second quarter of 2015 to reflect the temporary closure of the Athens Stock Exchange on June 26, 2015, and transferred back to Level 1 upon re-opening of the Athens Stock Exchange on August 3, 2015.

Except as described in the subsequent paragraph, there were no changes to the valuation techniques used compared to those described in the Summary of Significant Accounting Policies in the company's annual consolidated financial statements for the year ended December 31, 2014.
Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. Greek common shares valued at $314.1 were transferred from Level 1 to Level 3 during the second quarter of 2015 to reflect the temporary closure of the Athens Stock Exchange on June 26, 2015, and transferred back to Level 1 at a value of $341.0 upon re-opening of the Athens Stock Exchange on August 3, 2015. During the three and nine months ended September 30, 2015 and 2014 there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no other transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.
A summary of changes in the fair values of Level 3 financial assets measured at fair value on a recurring basis for the nine months ended September 30 follows:

	2015
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private and non-traded common shares	CPI-linked derivatives, put options and warrants	Total
Balance - January 1	833.0	158.0	775.3	117.6	156.2	273.1	2,313.2
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	(177.7)	4.0	24.3	1.8	16.9	295.8	165.1
Purchases	109.3	2.3	166.2	80.8	0.2	11.5	370.3
Acquisition of Brit	23.5	—	—	—	—	3.8	27.3
Transfer into (out of) category	—	—	—	—	(26.9)	—	(26.9)
Sales and exchanges	(148.6)	(156.0)	(34.3)	(8.5)	(10.4)	(222.0)	(579.8)
Balance - September 30	639.5	8.3	931.5	191.7	136.0	362.2	2,269.2

	2014
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private company common shares	CPI-linked derivatives and warrants	Total
Balance - January 1	437.6	183.0	692.7	112.2	171.7	146.5	1,743.7
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	109.7	(29.6)	38.7	14.4	(11.0)	(99.6)	22.6
Purchases	245.1	4.1	89.4	14.1	5.1	100.0	457.8
Sales	(5.0)	—	(45.1)	(29.9)	—	—	(80.0)
Balance - September 30	787.4	157.5	775.7	110.8	165.8	146.9	2,144.1
Reasonably possible changes in the value of unobservable inputs for any of these individual investments would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.

Net gains (losses) on investments

	Third quarter
	2015				2014
	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains(losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments

Bonds	7.5		118.2	125.7	12.6		54.7		67.3
Preferred stocks	(0.2)		(25.5)	(25.7)	(0.2)		(122.1)		(122.3)
Common stocks	(4.4)		(605.1)	(609.5)	6.3		48.6		54.9
	2.9		(512.4)	(509.5)	18.7		(18.8)		(0.1)
Derivatives:
Common stock and equity index short positions	494.2	(1)	295.1	789.3	(167.0)	(1)	534.2		367.2
Common stock and equity index long positions	(8.9)	(1)	(14.9)	(23.8)	(3.0)	(1)	(16.9)		(19.9)
Put options - equity index	—		3.9	3.9	—		—		—
Equity warrants and call options	—		(0.9)	(0.9)	—		22.1		22.1
CPI-linked contracts	—		102.4	102.4	—		(14.1)		(14.1)
Other	0.1		(2.2)	(2.1)	(0.7)		20.6		19.9
	485.4		383.4	868.8	(170.7)		545.9		375.2
Foreign currency gains (losses) on:
Investing activities	7.7		20.4	28.1	(34.7)		(43.2)		(77.9)
Underwriting activities	41.0		—	41.0	25.3		—		25.3
Foreign currency contracts	18.2		(16.8)	1.4	6.5		122.4		128.9
	66.9		3.6	70.5	(2.9)		79.2		76.3

Gain on disposition of associates and subsidiary	—		—	—	0.7		41.2	(2)	41.9

Other	(5.0)		0.8	(4.2)	0.4		—		0.4

Net gains (losses) on investments	550.2		(124.6)	425.6	(153.8)		647.5		493.7

	First nine months
	2015					2014
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains(losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments

Bonds	108.9		(565.0)		(456.1)	46.7		1,009.5		1,056.2
Preferred stocks	136.6	(3)	(150.7)	(3)	(14.1)	1.8		(61.3)		(59.5)
Common stocks	302.4		(1,092.2)		(789.8)	464.8		158.9		623.7
	547.9		(1,807.9)		(1,260.0)	513.3		1,107.1		1,620.4
Derivatives:
Common stock and equity index short positions	213.5	(1)	397.4		610.9	(340.5)	(1)	448.5		108.0
Common stock and equity index long positions	(20.6)	(1)	(9.1)		(29.7)	109.3	(1)	(25.1)		84.2
Put options - equity index	—		3.9		3.9	—		—		—
Equity warrants and call options	209.1	(4)	(21.5)	(4)	187.6	66.6		20.5		87.1
CPI-linked contracts	—		125.3		125.3	—		(98.7)		(98.7)
Other	6.0		(9.4)		(3.4)	(3.0)		(12.3)		(15.3)
	408.0		486.6		894.6	(167.6)		332.9		165.3
Foreign currency gains (losses) on:
Investing activities	(87.7)		28.7		(59.0)	(32.1)		(100.0)		(132.1)
Underwriting activities	62.7		—		62.7	36.4		—		36.4
Foreign currency contracts	185.7		(117.8)		67.9	(11.3)		152.2		140.9
	160.7		(89.1)		71.6	(7.0)		52.2		45.2

Gain on disposition of associates and subsidiary	235.7	(5)	—		235.7	37.5	(5)	41.2	(2)	78.7

Other	(0.8)		(0.2)		(1.0)	(0.9)		0.1		(0.8)

Net gains (losses) on investments	1,351.5		(1,410.6)		(59.1)	375.3		1,533.5		1,908.8

(1)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(2)
During the third quarter of 2014 Thomas Cook India increased its ownership interest in Sterling Resorts to 55.1% and ceased applying the equity method of accounting, resulting in a non-cash gain of $41.2 in the consolidated statement of earnings.

(3)
During the second quarter of 2015 the company was required to convert a preferred stock investment into common shares of the issuer, resulting in a net realized gain on investment of $124.4 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock). Prior period unrealized gains on the preferred stock investment of $104.8 were reclassified to net realized gains in the first nine months of 2015.

(4)
On April 10, 2015 the company exchanged its holdings of Cara warrants, class A and class B preferred shares and subordinated debentures for common shares of Cara, resulting in a net realized gain on the Cara warrants of $209.1 (inclusive of prior period unrealized gains of $20.6 that were reclassified to net realized gains).

(5)
During the second quarter of 2015 the company sold its investment in Ridley and recognized a net realized gain of $236.4. During the second quarter of 2014 the company sold its holdings in MEGA Brands and a KWF LP and recognized net realized gains of $15.3 and $21.5 respectively.

6.	Investments in Associates
Investments in associates were comprised as follows:

	September 30, 2015		December 31, 2014
	Fair value	Carrying value	Fair value	Carrying value
Insurance and reinsurance associates(1)(2)	754.4	507.7	673.3	439.6
Non-insurance associates(3)(4)	1,025.4	1,079.9	1,397.2	1,178.1
	1,779.8	1,587.6	2,070.5	1,617.7

(1)
During the first quarter of 2015 the company, through its subsidiaries, increased its ownership interest in Falcon Thailand from 40.5% at December 31, 2014 to 48.5%, representing an increase in the carrying value of Falcon Thailand of $1.4.

(2)
On September 18, 2015 the company, through a wholly-owned subsidiary, acquired a 35% ownership interest in Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation (“BIC”) for purchase consideration of $48.1 (1.1 trillion Vietnamese dong). BIC is a leading property and casualty insurer in Vietnam, producing approximately $60 of annual gross premiums written through an exclusive arrangement with its majority shareholder, Bank for Investment and Development of Vietnam ("BIDV"), to sell its products through BIDV's distribution network.

(3)
On June 1, 2015 an investee of a KWF LP completed the sale of 50 multi-family buildings located throughout Japan. The company received a final net cash distribution of $124.9 on liquidation of the partnership during the second quarter and recognized its share of profit of associates of $78.0 (including amounts previously recorded in accumulated other comprehensive income).

During the first nine months of 2015 the company received distributions (inclusive of the distribution from the KWF LP described above) and dividends of $192.1 (2014 - $210.0) from its non-insurance associates. The distributions received in the first nine months of 2014 are inclusive of the proceeds on sale of MEGA Brands and a KWF LP.

(4)
On June 18, 2015 the company completed the sale of its 73.6% interest in Ridley as described in note 15. Masterfeeds LP, an investment in associate held by Ridley with a carrying value of $18.7, was derecognized as a result.

7.	Short Sales and Derivatives
The following table summarizes the company’s derivative financial instruments:

	September 30, 2015				December 31, 2014
	Cost	Notional amount	Fair value		Cost	Notional amount	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	—	4,291.4	298.9	—	—	4,891.8	29.8	97.2
Equity total return swaps – short positions	—	1,668.5	99.9	13.0	—	1,965.1	97.7	36.5
Equity index put options	20.3	382.5	24.2	—	—	—	—	—
Equity total return swaps – long positions	—	160.3	—	24.6	—	177.9	—	15.9
Warrants	—	1.4	0.3	—	15.6	143.5	35.2	—
CPI-linked derivative contracts	651.3	109,171.2	358.4	—	655.4	111,797.9	238.4	—
Foreign exchange forward contracts	—	—	43.9	36.1	—	—	121.3	5.3
Other derivative contracts	—	—	4.3	—	—	—	27.7	5.9
Total			829.9	73.7			550.1	160.8
Derivative contracts entered into by the company, with limited exceptions, are considered economic hedges and are not designated as hedges for financial reporting purposes.
Equity contracts
The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes and individual equities) and equity index put options as set out in the table below. The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. At September 30, 2015 equity hedges with a notional amount of $5,959.9 (December 31, 2014 - $6,856.9) represented 100.3% (December 31, 2014 - 89.6%) of the company's equity and equity-related holdings of $5,939.2 (December 31, 2014 - $7,651.7). The increase in the hedge ratio principally resulted from net unrealized depreciation of equity and equity-related holdings due to significant market declines and the impact of the strengthening of the U.S. dollar in the first nine months of 2015 on holdings denominated in the euro and Canadian dollar.
During the third quarter and first nine months of 2015, the company closed out a portion of its other equity index total return swaps with an original notional amount of nil and $100.0 respectively. During the third quarter and first nine months of 2015 the company received net cash of $494.2 and $213.5 respectively (2014 - paid net cash of $167.0 and $340.5) in connection with the reset provisions of its short equity and equity index total return swaps (excluding the impact of collateral requirements).

Refer to note 16 for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

	September 30, 2015				December 31, 2014
Short equity or equity index underlying total return swaps ("TRS") and put options	Units	Original notional amount(1)	Weighted average index value or strike price	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000 - TRS	37,424,319	2,477.2	661.92	1,100.69	37,424,319	2,477.2	661.92	1,204.70
S&P/TSX 60 - TRS	13,044,000	206.1	641.12	784.51	13,044,000	206.1	641.12	854.85
Other equity indices - TRS	—	40.0	—	—	—	140.0	—	—
Individual equities - TRS	—	1,697.7	—	—	—	1,701.9	—	—
S&P 500 - put options(2)	225,643	382.5	1,695.15	1,920.03	—	—	—	—

(1)	The aggregate notional amounts on the dates that the short positions or put options were first initiated.

(2)	As the S&P 500 put options are currently out-of-the-money, the company does not consider the notional amount in its calculation of the equity hedge ratio.
As at September 30, 2015 the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $255.1 (December 31, 2014 - $243.5). During the third quarter and first nine months of 2015 the company paid net cash of $8.9 and $20.6 respectively (2014 - paid net cash of $3.0 and received net cash of $109.3) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements).
During the third quarter of 2015 the company paid a premium of $20.3 to purchase American style put options on the S&P 500 index with a notional amount of $382.5, a weighted average strike price of 1,695.15 and an expiry date of December 30, 2016. As the S&P 500 put options are currently out-of-the-money, the company does not consider the notional amount in its calculation of the equity hedge ratio.
At September 30, 2015 the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $359.4 (December 31, 2014 - $969.7), comprised of collateral of $359.4(December 31, 2014 - $788.6) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and nil (December 31, 2014 - $181.1) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.
CPI-linked derivative contracts
The company has purchased derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. The CPI-linked derivative contracts are summarized as follows:

		September 30, 2015				December 31, 2014
		Notional amount		Weighted average strike price	Index value at period end	Notional amount		Weighted average strike price	Index value at period end
Underlying CPI Index	Floor rate(1)	Original currency	U.S. dollars			Original currency	U.S. dollars
United States	0.0%	46,225.0	46,225.0	231.32	237.95	46,225.0	46,225.0	231.32	234.81
United States	0.5%	12,600.0	12,600.0	238.30	237.95	12,600.0	12,600.0	238.30	234.81
European Union	0.0%	37,475.0	41,831.3	111.64	117.23	36,775.0	44,499.7	111.24	117.01
United Kingdom	0.0%	3,300.0	4,998.7	243.82	259.60	3,300.0	5,145.6	243.82	257.50
France	0.0%	3,150.0	3,516.2	125.07	125.92	2,750.0	3,327.6	124.85	125.81
			109,171.2				111,797.9

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity if cumulative inflation averages less than 0.5% per year over the life of the contract.

During the third quarter and first nine months of 2015 the company entered into CPI-linked derivative contracts with notional amounts of $1,228.9 and $1,228.9 respectively (2014 - $8,000.0 and $29,854.2) at a cost of $6.3 and $6.3 respectively (2014 - $22.0 and $99.5). Additional premiums of nil and $4.8 were paid in the third quarter and first nine months of 2015 respectively (2014 - nil in both periods) to increase the strike price of certain CPI-linked derivative contracts (primarily the European Union CPI-linked derivatives). The company’s CPI-linked derivative contracts produced net unrealized gains of $102.4 and $125.3 in the third quarter and first nine months of 2015 respectively (2014 - net unrealized losses of $14.1 and $98.7).
Foreign exchange forward contracts
Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty risk
The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at September 30, 2015 consisted of cash and government securities of $208.3 and $616.8 respectively (December 31, 2014 - $27.8 and $164.5). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at September 30, 2015. The company's exposure to counterparty risk and the manner in which the company manages counterparty risk are discussed further in note 16.

8.	Insurance Contract Liabilities

	September 30, 2015			December 31, 2014
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	3,399.2	412.4	2,986.8	2,689.6	395.7	2,293.9
Provision for losses and loss adjustment expenses	20,114.9	3,567.7	16,547.2	17,749.1	3,355.7	14,393.4
Total insurance contract liabilities	23,514.1	3,980.1	19,534.0	20,438.7	3,751.4	16,687.3

Provision for losses and loss adjustment expenses
Changes in the provision for losses and loss adjustment expenses for the nine months ended September 30 were as follows:

	2015	2014
Provision for losses and loss adjustment expenses – January 1	17,749.1	19,212.8
Decrease in estimated losses and expenses for claims occurring in the prior years	(367.5)	(247.5)
Losses and expenses for claims occurring in the current year	4,018.6	3,584.7
Paid on claims occurring during:
the current year	(1,024.6)	(774.5)
the prior years	(2,873.3)	(3,092.6)
Acquisitions of subsidiaries	3,297.1	0.4
Foreign exchange effect and other	(684.5)	(341.3)
Provision for losses and loss adjustment expenses – September 30	20,114.9	18,342.0

9.	Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	September 30, 2015			December 31, 2014
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	3,620.6	(52.9)	3,567.7	3,410.0	(54.3)	3,355.7
Reinsurers’ share of paid losses	475.2	(131.2)	344.0	380.7	(150.0)	230.7
Provision for unearned premiums	412.4	—	412.4	395.7	—	395.7
	4,508.2	(184.1)	4,324.1	4,186.4	(204.3)	3,982.1
Included in commissions, net in the consolidated statement of earnings for the third quarter and first nine months of 2015 is commission income earned on premiums ceded to reinsurers of $82.8 and $199.7 respectively (2014 - $83.3 and $195.6).

10.	Subsidiary Indebtedness, Long Term Debt and Credit Facilities

	September 30, 2015			December 31, 2014
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Subsidiary indebtedness - non-insurance companies(3)	134.8	134.4	134.4	37.6	37.6	37.6

Long term debt:
Holding company borrowings	2,746.3	2,730.8	2,985.1	2,668.0	2,656.5	2,922.6
Insurance and reinsurance companies	467.7	474.5	471.4	389.3	385.9	387.7
Non-insurance companies(3)	116.3	116.0	116.6	99.4	99.0	99.7
Total long term debt	3,330.3	3,321.3	3,573.1	3,156.7	3,141.4	3,410.0

(1)	Principal net of unamortized issue costs and discounts (premiums).

(2)	Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(3)	These borrowings are non-recourse to the holding company.

Subsequent to September 30, 2015
On October 1, 2015 the company repaid the $82.4 principal amount of its 8.25% unsecured senior notes upon maturity.
Nine months ended September 30, 2015
On August 31, 2015 Thomas Cook India issued $15.2 (1.0 billion Indian rupees) principal amount of 9.37% debentures due 2020 at par value for net proceeds after commissions and expenses of $15.1 (996.7 million Indian rupees). Commission and expenses of $0.1 (3.3 million Indian rupees) were included as part of the carrying value of the debt. The debentures are repayable in equal annual instalments of $5.1 (333.3 million Indian rupees) in each of 2018, 2019, and 2020.
On August 19, 2015 Fairfax India consolidated NCML (pursuant to the transaction described in note 15), which included subsidiary indebtedness of $28.8 and long term debt of $12.0, comprised of bank term loans at various fixed and floating rates.
On June 5, 2015 the company completed the acquisition of Brit as described in note 15:

a.
Brit maintains a $360 revolving credit facility with its banking partners that bears interest at LIBOR+2.3% and matures on December 31, 2018. At September 30, 2015 a fully collateralized $80 letter of credit had been put in place under the revolving credit facility.

b.
The company consolidated Brit's listed 6.625% subordinated debt of $206.6 (£135.0) principal amount due December 9, 2030. The subordinated debt is callable at par at Brit's option on December 9, 2020 (the "reset date"). If the subordinated debt is not called, the interest rate on the reset date is reset to the greater of (a) the yield on the reset date on the U.K. treasury gilt due 2030 plus 3.4%; or (b) the yield on the reset date on the U.K. treasury gilt due 2021 plus 3.4%.

c.
On March 3, 2015 the company completed an underwritten public offering of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025 at an issue price of 99.114 for net proceeds after discount, commissions and expenses of $275.7 (Cdn$343.3). Commissions and expenses of $2.9 (Cdn$3.6) was included as part of the carrying value of the debt. The notes are redeemable at the company's option, in whole or in part, at any time at the greater of (a) a specified redemption price based upon the then current yield of a Government of Canada bond with an equal term to maturity or (b) par. The net proceeds from this offering formed part of the financing for the acquisition of Brit.

On May 11, 2015 Fairfax increased the size of its $300.0 unsecured revolving credit facility with a syndicate of lenders to $600.0 and extended the term from December 31, 2016 to May 11, 2019. There were no amounts drawn on the facility as at September 30, 2015.
On May 1, 2015 OdysseyRe repaid its $125.0 principal amount of 6.875% unsecured senior notes upon maturity.
On April 10, 2015 the company consolidated the subsidiary indebtedness and long term debt of Cara (pursuant to the transaction described in note 15), consisting primarily of a Cdn$200.0 revolving credit facility due June 30, 2019 at a floating rate of interest. An amount of $25.4 (Cdn$34.0) was drawn on the credit facility as at September 30, 2015.

11.	Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2015	2014
Subordinate voting shares – January 1	20,427,398	20,451,232
Issuances of shares	1,169,294	—
Purchases for cancellation	—	(8)
Net treasury shares acquired	(89,587)	(14,595)
Subordinate voting shares – September 30	21,507,105	20,436,629
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – September 30	22,255,875	21,185,399
On April 10, 2015 the company issued 19,294 subordinate voting shares to a shareholder of Cara in exchange for Cara common shares as part of the Cara acquisition described in note 15.
On March 3, 2015 the company completed an underwritten public offering of 1.15 million subordinate voting shares at a price of Cdn$650.00 per share, resulting in net proceeds of $575.9 (Cdn$717.1), after commissions and expenses of $24.4 (Cdn$30.4), that formed part of the financing for the Brit acquisition as described in note 15.
During the three and nine months ended September 30, 2015 and 2014 the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids. During the three and nine months ended September 30, 2015 the company repurchased nil subordinate voting shares (2014 - nil and 8 subordinate voting shares respectively) for cancellation from former employees. During the three and nine months ended September 30, 2015 the company repurchased for treasury 23,651 and 128,019 subordinate voting shares at a cost of $10.7 and $67.5 respectively (2014 - 1,694 and 42,693 subordinate voting shares at a cost of $0.7 and $18.1 respectively) for use in its share-based payment awards.

Amendment to Terms of Multiple Voting Shares
Following shareholder approval, on August 31, 2015 the company amended its articles to preserve the then current 41.8% voting power of its multiple voting shares, which are controlled by V. Prem Watsa, the company's Chairman and Chief Executive Officer, and to make certain additional changes, including memorializing that the holder of the multiple voting shares will never be able to profit, or receive any premium or benefit, from the special voting rights attached to the multiple voting shares, and continuing through 2025 the freeze since 2000 on Mr. Watsa's compensation as Chief Executive Officer. The continuing preservation of the 41.8% voting power of the multiple voting shares is subject to a majority of the minority shareholder ratification vote in various circumstances. Some of those circumstances involve a calculation which factors in the aggregate number of all issued and outstanding multiple voting shares and subordinate voting shares on August 31, 2015: that number is 23,583,605.
Preferred stock
On March 3, 2015 the company completed an underwritten public offering of 9,200,000 cumulative five-year reset preferred shares, Series M for Cdn$25.00 per share, resulting in net proceeds of $179.0 (Cdn$222.9) after commissions and expenses of $5.7 (Cdn$7.1). Series M preferred shares have an initial dividend rate of 4.75% and are redeemable by the company on March 31, 2020 and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of the unredeemed Series M preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series N on March 31, 2020 and on each subsequent five-year anniversary date. The Series N preferred shares (of which none are currently issued) will have a dividend rate, calculated quarterly, equal to the three-month Government of Canada treasury bill yield plus 3.98%. The net proceeds from this offering formed part of the financing for the Brit acquisition described in note 15.
During the three and nine months ended September 30, 2015, under the terms of its normal course issuer bid, the company repurchased for cancellation 68,661 and 314,316 Series E preferred shares (2014 - 5,481 shares in both periods) with a carrying value of $1.6 and $7.2 (2014 - $0.1 in both periods) for a net cost of $0.7 and $4.1 respectively (2014 - $0.1 in both periods).
On September 30, 2015 holders of Series G preferred shares converted 2,567,048 shares into Series H floating rate cumulative preferred shares, leaving 7,432,952 Series G fixed dividend rate preferred shares outstanding. The Series H preferred shares have a dividend rate, calculated quarterly, equal to the three-month Government of Canada treasury bill yield plus 2.56%. On September 30, 2015 the Series G fixed dividend rate was reset for the next five-year period, based on the five-year Government of Canada bond yield plus 2.56%, resulting in an annual rate of 3.32%.
On March 31, 2015 holders of Series E preferred shares converted 3,572,044 shares into Series F floating rate cumulative preferred shares, leaving 4,305,128 Series E fixed dividend rate preferred shares outstanding. The Series F preferred shares have a dividend rate, calculated quarterly, equal to the three-month Government of Canada treasury bill yield plus 2.16%. On March 31, 2015 the Series E fixed dividend rate was reset for the next five-year period, based on the five-year Government of Canada bond yield plus 2.16%, resulting in an annual rate of 2.91%.
Non-controlling interests

						Net earnings (loss) attributable to non-controlling interest
		September 30, 2015		December 31, 2014		Third quarter ended September 30		Nine months ended September 30
Subsidiary	Domicile	Minority voting percentage	Carrying value	Minority voting percentage	Carrying value	2015	2014	2015	2014
Fairfax India(1)	Canada	4.9%	737.6	—	—	13.2	—	14.5	—
Brit(2)	U.K.	29.9%	507.6	—	—	7.0	—	6.1	—
Thomas Cook India(3)	India	32.1%	146.8	27.0%	145.1	0.7	12.6	3.2	15.2
Cara(4)	Canada	47.4%	338.4	—	—	8.9	—	16.9	—
The Keg	Canada	49.0%	16.5	49.0%	17.4	(2.9)	—	0.9	(0.5)
Ridley(5)	Canada	—	—	26.4%	34.2	—	1.3	3.5	4.0
All other	—	—	28.0	—	21.4	(0.3)	(0.1)	(0.5)	(1.8)
			1,774.9		218.1	26.6	13.8	44.6	16.9

Pursuant to the transactions described in note 15:

(1)
On January 30, 2015 the company, through its subsidiaries, acquired 30,000,000 multiple voting shares of Fairfax India for $300.0 through a private placement. During the third quarter of 2015 Fairfax India acquired an 88.1% interest in NCML.

(2)	On June 5, 2015 the company acquired 97.0% of the outstanding ordinary shares of Brit and on June 29, 2015 the company sold 29.9% of Brit to OMERS.

(3)
On September 3, 2015 Thomas Cook India acquired all of the 45.0% non-controlling interest in Sterling Resorts through a non-cash share exchange of newly issued common shares of Thomas Cook India. On September 8, 2015 the company converted a preferred stock investment held in Thomas Cook India into common shares. These transactions decreased the company's ownership in Thomas Cook India to 67.9% at September 30, 2015 from 73.0% at December 31, 2014 and increased the economic interest in Sterling Resorts to 67.9% at September 30, 2015 from 40.2% at December 31, 2014.

(4) On April 10, 2015 the company, through its subsidiaries, acquired a 52.6% and a 40.7% voting and economic interest respectively in Cara.

(5)	On June 18, 2015 the company sold its 73.6% interest in Ridley.
Non-controlling interest voting percentages were consistent with economic ownership for each subsidiary at September 30, 2015 except for Fairfax India and Cara whose non-controlling interest economic ownership percentages were 71.9% and 59.5% respectively.

Other comprehensive income (loss)
The amounts related to each component of consolidated other comprehensive income (loss) for the three and nine months ended September 30 were as follows:

	Third quarter
	2015			2014
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Unrealized foreign currency translation gains (losses) on foreign operations	(292.5)	8.7	(283.8)	(125.3)	(6.4)	(131.7)
Gains (losses) on hedge of net investment in Canadian subsidiaries	84.1	—	84.1	67.1	—	67.1
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	1.1	(0.1)	1.0	(44.5)	10.1	(34.4)
	(207.3)	8.6	(198.7)	(102.7)	3.7	(99.0)
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	5.4	(1.3)	4.1	4.1	(1.3)	2.8

Other comprehensive income (loss)	(201.9)	7.3	(194.6)	(98.6)	2.4	(96.2)

	First nine months
	2015			2014
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Unrealized foreign currency translation gains (losses) on foreign operations	(445.0)	(0.6)	(445.6)	(72.7)	(12.6)	(85.3)
Gains (losses) on hedge of net investment in Canadian subsidiaries	179.2	—	179.2	70.7	—	70.7
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(26.1)	6.7	(19.4)	(43.4)	9.3	(34.1)
	(291.9)	6.1	(285.8)	(45.4)	(3.3)	(48.7)
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	6.9	(1.8)	5.1	94.3	(27.6)	66.7
Gains (losses) on defined benefit plans	(6.3)	2.4	(3.9)	(2.2)	0.9	(1.3)
	0.6	0.6	1.2	92.1	(26.7)	65.4

Other comprehensive income (loss)	(291.3)	6.7	(284.6)	46.7	(30.0)	16.7

12.	Earnings per Share
Net earnings (loss) per common share is calculated in the following table based upon the weighted average common shares outstanding:

	Third quarter		First nine months
	2015	2014	2015	2014
Net earnings attributable to shareholders of Fairfax	424.8	461.2	464.3	1,609.5
Preferred share dividends	(12.4)	(14.2)	(38.2)	(43.3)
Excess of book value over consideration of preferred shares purchased for cancellation	0.9	—	3.1	—
Net earnings attributable to common shareholders – basic and diluted	413.3	447.0	429.2	1,566.2

Weighted average common shares outstanding – basic	22,261,023	21,185,800	22,014,244	21,188,172
Share-based payment awards	500,426	424,244	491,841	407,094
Weighted average common shares outstanding – diluted	22,761,449	21,610,044	22,506,085	21,595,266

Net earnings per common share – basic	$18.57	$21.10	$19.50	$73.92
Net earnings per common share – diluted	$18.16	$20.68	$19.07	$72.53

13.	Income Taxes
The company’s provision for (recovery of) income taxes for the third quarter and nine months ended September 30 is summarized in the following table:

	Third quarter		First nine months
	2015	2014	2015	2014
Current income tax
Current year expense	77.1	42.7	148.0	152.2
Adjustments to prior years’ income taxes	(3.0)	(32.3)	(4.2)	(34.5)
	74.1	10.4	143.8	117.7
Deferred income tax
Origination and reversal of temporary differences	71.6	128.5	(96.8)	510.1
Adjustments to prior years' deferred income taxes	(4.4)	2.9	(4.9)	4.6
Other	(0.3)	(0.9)	(0.6)	(0.4)
	66.9	130.5	(102.3)	514.3

Provision for income taxes	141.0	140.9	41.5	632.0
A significant portion of the company's earnings before income taxes is earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate (and may be significantly higher or lower). The company’s earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the three and nine months ended September 30 are summarized in the following table:

	Third quarter
	2015				2014
	Canada	U.S.(1)	Other	Total	Canada	U.S.(1)	Other	Total

Earnings (loss) before income taxes	237.0	359.5	(4.1)	592.4	53.7	465.1	97.1	615.9
Provision for (recovery of) income taxes	55.9	93.1	(8.0)	141.0	(10.4)	143.2	8.1	140.9
Net earnings	181.1	266.4	3.9	451.4	64.1	321.9	89.0	475.0

	First nine months
	2015				2014
	Canada	U.S.(1)	Other	Total	Canada	U.S.(1)	Other	Total

Earnings (loss) before income taxes	516.7	49.1	(15.4)	550.4	147.1	1,748.5	362.8	2,258.4
Provision for (recovery of) income taxes	86.8	(34.4)	(10.9)	41.5	29.5	554.8	47.7	632.0
Net earnings	429.9	83.5	(4.5)	508.9	117.6	1,193.7	315.1	1,626.4

(1)
Principally comprised of the U.S. Insurance and Reinsurance reporting segments (notwithstanding that certain operations of OdysseyRe conduct business outside of the U.S.), U.S. Runoff and other associated holding company results.

The decrease in pre-tax profitability in the U.S. and Other jurisdictions in the third quarter and first nine months of 2015 compared to the third quarter and first nine months of 2014 primarily reflected decreased net unrealized investment gains. The increase in pre-tax profitability in Canada in the third quarter and first nine months of 2015 compared to the third quarter and first nine months of 2014 was due to improved operating income and higher realized and unrealized net investment gains (including gains arising on the Ridley sale and Cara acquisition in the first nine months of 2015 as described in note 15).

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate in the consolidated financial statements for the third quarter and first nine months ended September 30 are summarized in the following table:

	Third quarter		First nine months
	2015	2014	2015	2014

Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	156.9	163.1	145.8	598.4
Non-taxable investment income	(22.7)	(46.3)	(169.8)	(121.6)
Tax rate differential on income and losses incurred outside Canada	26.9	37.4	35.9	133.2
Recovery relating to prior years	(5.5)	(27.1)	(7.5)	(26.0)
Change in unrecorded tax benefit of losses and temporary differences	(18.1)	(2.9)	7.1	15.1
Foreign exchange	(9.4)	12.2	11.9	17.6
Change in tax rate for deferred income taxes	(1.2)	1.3	(1.1)	1.9
Other including permanent differences	14.1	3.2	19.2	13.4
Provision for income taxes	141.0	140.9	41.5	632.0
Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and the 50% of net capital gains which are not taxable in Canada. During the first nine months of 2015, non-taxable investment income of $169.8 primarily related to the gains on the sale of Ridley and the Cara acquisition. The Ridley gain was incurred in Canada and therefore only 50% taxable, while the Cara gain was largely non-taxable as the Cara acquisition resulted in a rollover of tax basis for the majority of the instruments exchanged.
The tax rate differential on income and losses incurred outside Canada of $26.9 and $35.9 in the third quarter and first nine months of 2015 respectively principally reflected income earned outside Canada in jurisdictions where the statutory income tax rate is significantly higher than the Canadian statutory income tax rate. The tax rate differential on income and losses incurred outside Canada of $37.4 and $133.2 in the third quarter and first nine months of 2014 respectively principally reflected significant net realized and unrealized investment gains, combined with improved underwriting results in the U.S., where the statutory income tax rate is significantly higher than the Canadian statutory income tax rate.
The change in unrecorded tax benefit of losses and temporary differences in the third quarter and first nine months of 2015 was primarily due to the utilization of unrecorded deferred tax assets in Canada of $21.1 in the third quarter and an increase in unrecorded deferred tax assets in Canada of $2.7 in the first nine months. The change in unrecorded tax benefit of losses and temporary differences in the third quarter and first nine months of 2014 was primarily due to the utilization of unrecorded deferred tax assets in Canada of $0.8 in the third quarter and an increase in unrecorded deferred tax assets in Canada of $20.2 in the first nine months.

14.	Contingencies and Commitments

Lawsuit

On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. By the end of 2013, the briefs of all parties in connection with this appeal had been filed. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's interim consolidated financial statements include no anticipated recovery from the lawsuit.
Other

The Autorité des marchés financiers (the “AMF”), the securities regulatory authority in the Province of Quebec, is conducting an investigation of Fairfax, its CEO, Prem Watsa, and its President, Paul Rivett. The investigation concerns the possibility of illegal insider trading and/or tipping (not involving any personal trading by the individuals) in connection with the December 15, 2011 takeover offer by Resolute Forest Products Inc. for shares of Fibrek Inc. Except as set out below, further details concerning the investigation are, by law, not permitted to be disclosed.
The AMF has authorized Fairfax to make the above-mentioned disclosure. Fairfax and its management are solely responsible for the content of the disclosure set out in the three following paragraphs; the AMF has not in any way endorsed that content.
Resolute’s above-mentioned takeover offer was made to all Fibrek shareholders, including Fairfax. Fairfax agreed in that transaction to a hard lock-up agreement with Resolute whereby Fairfax agreed to tender its shares of Fibrek, representing approximately 26% of Fibrek's outstanding shares, to the Resolute takeover offer at the same price as all other Fibrek shareholders. At the time of the Resolute takeover offer for Fibrek, Fairfax's position in Fibrek was valued at approximately Cdn$32, representing less than 1/6 of 1% of Fairfax's total invested assets at that time.

Fibrek actively opposed the Resolute takeover offer. ln 2012, the Fibrek transaction was the subject of numerous regulatory hearings in Quebec and court proceedings relating to Fibrek's anti-takeover tactics and the hard lock-ups given by various selling shareholders, including Fairfax. Allegations were made in those hearings concerning the possibility of non-compliance with the takeover bid rules. Resolute’s takeover offer was allowed to proceed and resulted in Resolute acquiring Fibrek.
Fairfax has an unblemished record for honesty and integrity and is fully cooperating with the AMF’s investigation. Fairfax continues to be confident that in connection with the Resolute takeover offer, it had no material non-public information, that it did not engage in illegal insider trading or tipping, and that there is no reasonable basis for any proceedings in this connection. However, if the AMF commences legal proceedings, no assurance can be given at this time by Fairfax as to the outcome.

15.	Acquisitions and Divestitures
Subsequent to September 30, 2015
IIFL Holdings Limited
On July 13, 2015 Fairfax India Holdings Corporation ("Fairfax India") announced an open offer to acquire up to 26% of the outstanding equity shares of IIFL Holdings Limited (“IIFL”), formerly India Infoline Limited, at a price of approximately $3 (195 Indian rupees) per share for aggregate cash consideration of approximately $250 (16.2 billion Indian rupees). The open offer commenced on October 29, 2015 and will close on November 13, 2015. The transaction is subject to receipt of regulatory approvals in India and is expected to close in the fourth quarter of 2015. IIFL is a diversified financial services holding company in India.
Acquisition of Eastern European Insurers
On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE’s insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). The businesses and renewal rights of the QBE insurance operations are expected to be transferred to Fairfax in 2016, subject to customary closing conditions, including various regulatory approvals. In 2014 the QBE insurance operations generated over $45 in gross premiums written across a range of general insurance classes, including property, travel, general liability and product protection. On February 3, 2015 the company also entered into an agreement to acquire QBE's general insurance operations in Ukraine, which generated over $5 of gross premiums written in 2014.

Nine months ended September 30, 2015
National Collateral Management Services Limited
During the third quarter of 2015 Fairfax India completed the acquisition of National Collateral Management Services Limited ("NCML") by acquiring a 73.6% interest on August 19, 2015 and a further 14.5% interest by September 28, 2015 for purchase consideration of $124.2 (8,091.9 million Indian rupees) and $24.5 (1,596.3 million Indian rupees) respectively. Commencing August 19, 2015 the assets and liabilities and results of operations of NCML were consolidated by Fairfax India and included in the Other reporting segment. NCML is a leading private-sector agricultural commodities storage company in India. Fairfax's economic interest in NCML at August 19, 2015 was 20.7%, which increased to 24.8% by September 30, 2015, as that interest is held through a 28.1% equity interest (95.1% voting interest) in Fairfax India.
Sale of Ridley Inc.
On June 18, 2015 the company completed the sale of its 73.6% interest in Ridley Inc. ("Ridley") for Cdn$40.75 per common share. The company received cash proceeds of $313.2 (Cdn$383.5) and recognized a pre-tax gain of $236.4 (including amounts previously recorded in accumulated other comprehensive income) and de-consolidated Ridley from the Other reporting segment.
Acquisition of Brit PLC
On June 5, 2015 the company completed the acquisition of 97.0% of the outstanding ordinary shares of Brit PLC (“Brit”) for 305 pence per share (comprised of $4.30 (280 pence) per share in cash paid by the company and the final and special dividends of $0.38 (25 pence) per share paid by Brit on April 30, 2015), representing aggregate cash consideration of $1,656.6 (£1,089.1). The remaining 3.0% of the outstanding ordinary shares of Brit were acquired by July 8, 2015 on the same terms as described in the preceding sentence. The assets and liabilities and results of operations of Brit were consolidated in the Brit reporting segment. Brit is a market-leading global Lloyd's of London specialty insurer and reinsurer. On June 29, 2015 the company completed the sale of 29.9% of the outstanding ordinary shares of Brit to Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, for cash proceeds of $516.0 ($4.30 per share). The company will have the ability to repurchase the shares owned by OMERS over time. These transactions resulted in an increase of $507.6 to the company's non-controlling interest at September 30, 2015.
The net proceeds from underwritten public offerings (described in notes 10 and 11) of 1.15 million subordinate voting shares ($575.9), 9.2 million Series M preferred shares ($179.0) and Cdn$350.0 of 4.95% Fairfax senior notes due 2025 ($275.7), all of which closed on March 3, 2015, were used to finance the acquisition of Brit.
Acquisition of Cara Operations Limited
On April 10, 2015 the company acquired, directly and through its subsidiaries, a 52.6% and a 40.7% voting and economic interest respectively in Cara Operations Limited (“Cara”) through an exchange of its existing holdings (comprised of warrants, class A and class B preferred shares and subordinated debentures) for common shares of Cara pursuant to their respective terms and also through the acquisition of additional common shares of Cara from existing Cara shareholders in a private transaction. The common shares were exchanged for multiple voting shares immediately prior to Cara’s initial public offering of subordinate voting shares at Cdn$23.00 per share, which closed on April 10, 2015. The assets and liabilities and results of operations of Cara were consolidated in the Other reporting segment. These transactions resulted in an increase of $353.8 to the company's non-controlling interest. Cara is Canada's largest full-service restaurant company and franchises, owns and operates numerous restaurant brands across Canada.
Investment in Fairfax India Holdings Corporation
On January 30, 2015 the company, through its subsidiaries, acquired 30,000,000 multiple voting shares of newly incorporated Fairfax India for $300.0 through a private placement. Through that investment and offerings of subordinate voting shares, Fairfax India raised net proceeds of $1,025.8 after issuance costs and expenses. The company's multiple voting shares represented 95.1% of the voting rights and 28.1% of the equity interest in Fairfax India at the close of the offerings. Fairfax India was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. Hamblin Watsa is the portfolio advisor to Fairfax India and its subsidiaries. The assets and liabilities and results of operations of Fairfax India were consolidated in the Other reporting segment. These transactions resulted in an increase of $737.3 to the company's non-controlling interest.
Acquisition of MCIS Insurance Berhad
On March 1, 2015 Pacific Insurance, a wholly-owned subsidiary of the company, completed the acquisition of the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") for cash consideration of $13.4 (48.6 million Malaysian ringgits). MCIS is an established general insurer in Malaysia with approximately $55 of gross premiums written in 2014 in its general insurance business. The assets and liabilities and results of operations of MCIS were consolidated in the Fairfax Asia reporting segment.
Acquisition of Union Assurance General Limited
On January 1, 2015 the company completed the acquisition of 78.0% of Union Assurance General Limited ("Union Assurance") for cash consideration of $27.9 (3.7 billion Sri Lankan rupees). Union Assurance, with approximately $40 of gross premiums written in 2014, is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business. The assets and liabilities and results of operations of Union Assurance were consolidated in the Fairfax Asia reporting segment.

The preliminary determination of the fair value of assets acquired and liabilities assumed in connection with the Brit, Cara and NCML acquisitions is summarized in the table that follows and may be revised when estimates, assumptions and valuations are finalized within twelve months of the respective acquisition dates:

	Brit		Cara		NCML
Acquisition date	June 5, 2015		April 10, 2015		August 19, 2015
Percentage of common shares acquired	97.0%		40.7%		20.7%	(4)
Assets:
Insurance contract receivables	791.0		—		—
Portfolio investments	3,938.6	(1)	0.5		5.1
Recoverable from reinsurers	882.1		—		—
Deferred income taxes	—		—		5.1
Goodwill and intangible assets	746.4	(2)	846.2	(3)	114.0
Other assets	116.2		128.4		90.3
	6,474.3		975.1		214.5
Liabilities:
Subsidiary indebtedness	—		30.5		28.8
Accounts payable and accrued liabilities	76.8		147.9		9.9
Short sale and derivative obligations	8.6		—		—
Deferred income taxes	130.4		77.6		—
Funds withheld payable to reinsurers	417.2		—		—
Insurance contract liabilities	3,921.4		—		—
Long term debt	216.7		1.4		12.0
	4,771.1		257.4		50.7
Non-controlling interests	46.6		353.8		39.6
Purchase consideration	1,656.6		363.9		124.2
	6,474.3		975.1		214.5

(1)	Included in the carrying value of the acquired portfolio investments of Brit was $549.7 of subsidiary cash and cash equivalents, of which $89.4 was restricted.

(2)	Brit's goodwill and intangible assets was comprised of $154.3 of goodwill and $592.1 of intangible assets (primarily Lloyd's participation rights of $416.2).

(3)	Cara's goodwill and intangible assets was comprised of $129.3 of goodwill and $716.9 of intangible assets (primarily brand names of $699.9).

(4)	Fairfax's 20.7% economic interest in NCML is the result of acquiring a 73.6% interest in NCML through its 28.1% equity interest in Fairfax India.
Brit contributed revenue of $510.3 and a net loss of $6.5 to the company's consolidated financial results for the nine months ended September 30, 2015. Had Brit been acquired on January 1, 2015, the company's pro-forma consolidated revenue and net earnings would have been $7,859.6 and $545.3 respectively for the nine months ended September 30, 2015.

16.	Financial Risk Management

Overview
There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at September 30, 2015 compared to those identified at December 31, 2014, and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2014, except as discussed below.
Underwriting Risk
Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at September 30, 2015 compared to December 31, 2014. The foregoing statement recognizes the acquisition of Brit during the second quarter of 2015, whose underwriting risk profile is largely consistent with that of the company.

Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivables from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company's exposure to credit risk or the framework used to monitor, evaluate and manage credit risk at September 30, 2015 compared to December 31, 2014. The foregoing statement recognizes the consolidation of Brit's bond portfolio, and Fairfax India's purchase of permitted investments in India from the net proceeds of its share offerings, during the first nine months of 2015.

	September 30, 2015			December 31, 2014
Issuer Credit Rating	Amortized Cost	Carrying value	%	Amortized Cost	Carrying value	%
AAA/Aaa	3,477.7	3,568.4	26.2	2,402.4	2,636.2	21.2
AA/Aa	5,144.5	6,161.3	45.2	5,266.0	6,419.2	51.8
A/A	561.5	603.6	4.4	839.8	956.4	7.7
BBB/Baa	1,403.6	1,484.9	10.9	994.5	1,097.4	8.8
BB/Ba	324.3	275.4	2.0	35.1	51.8	0.4
B/B	25.6	25.1	0.2	359.7	178.6	1.4
Lower than B/B and unrated	1,583.0	1,509.9	11.1	879.5	1,079.7	8.7
Total	12,520.2	13,628.6	100.0	10,777.0	12,419.3	100.0

Counterparties to Derivative Contracts
Counterparty risk refers to the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company's exposure to counterparty risk assuming all derivative contract counterparties are simultaneously in default:

	September 30, 2015	December 31, 2014
Total derivative assets(1)	829.6	514.9
Impact of net settlement arrangements	(59.1)	(110.0)
Fair value of collateral deposited for the benefit of the company(2)	(657.9)	(171.1)
Excess collateral pledged by the company in favour of counterparties	0.2	137.1
Initial margin not held in segregated third party custodian accounts	62.0	61.8
Net derivative counterparty exposure after net settlement and collateral arrangements	174.8	432.7

(1)	Excludes equity warrants which are not subject to counterparty risk.

(2)	Excludes $167.2 (December 31, 2014 - $21.2) of excess collateral pledged by counterparties.
The fair value of the collateral deposited for the benefit of the company at September 30, 2015 consisted of cash and government securities of $208.3 and $616.8 respectively (December 31, 2014 - $27.8 and $164.5). The company had not exercised its right to sell or repledge collateral at September 30, 2015.
Recoverable from Reinsurers
Credit exposure on the company's recoverable from reinsurers balance existed at September 30, 2015 to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The provision for uncollectible reinsurance is disclosed in note 9.

Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. There were no significant changes to the company's exposure to liquidity risk or the framework used to monitor, evaluate and manage liquidity risk at September 30, 2015 compared to December 31, 2014.
The holding company's remaining known significant commitments for 2015 consist of the payment of interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments related to derivative contracts and the repayment of $82.4 principal amount of Fairfax unsecured senior notes due October 1, 2015.

During the third quarter and first nine months of 2015 the insurance and reinsurance subsidiaries received net cash of $386.5 and $151.2 respectively (2014 - paid net cash of $80.9 and $65.6 respectively) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). During the third quarter and first nine months of 2015 the holding company received net cash of $98.8 and $41.7 respectively (2014 - paid net cash of $89.1 and $165.6) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

Market Risk
Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at September 30, 2015 compared to December 31, 2014.

	September 30, 2015			December 31, 2014
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in Interest Rates
200 basis point increase	11,579.4	(1,433.0)	(15.0)	10,517.6	(1,290.4)	(15.3)
100 basis point increase	12,525.8	(771.2)	(8.1)	11,393.1	(696.5)	(8.3)
No change	13,628.6	—	—	12,419.3	—	–
100 basis point decrease	14,994.2	954.5	10.0	13,668.7	847.2	10.1
200 basis point decrease	16,643.8	2,106.7	22.1	15,214.3	1,894.8	22.5

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. Changes to the company's exposure to equity price risk through its equity and equity-related holdings at September 30, 2015 compared to December 31, 2014 are described below.
The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes (Russell 2000 index, S&P/TSX 60 index and other equity indexes, collectively the "indexes," and individual equities) and equity index put options (S&P 500). The company's economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the indexes and certain individual equities.
At September 30, 2015 equity hedges with a notional amount of $5,959.9 (December 31, 2014 - $6,856.9) represented 100.3% (December 31, 2014 - 89.6%) of the company's equity and equity-related holdings of $5,939.2 (December 31, 2014 - $7,651.7). The increase in the hedge ratio principally resulted from net unrealized depreciation of equity and equity-related holdings due to significant market declines and the impact of the strengthening of the U.S. dollar in the first nine months of 2015 on holdings denominated in the euro and Canadian dollar.

The following table summarizes the effect of the equity hedges and the equity and equity-related holdings on the company's financial position as at September 30, 2015 and December 31, 2014 and results of operations for the quarters and nine months ended September 30, 2015 and 2014:

	September 30, 2015		December 31, 2014		Quarter ended September 30, 2015	Quarter ended September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Net earnings (pre-tax)	Net earnings (pre-tax)	Net earnings (pre-tax)	Net earnings (pre-tax)
Equity exposures:
Common stocks(1)	4,107.7	4,107.7	4,938.3	4,938.3	(632.1)	54.9	(787.1)	623.7
Preferred stocks – convertible	80.4	80.4	329.8	329.8	(23.0)	(107.8)	(25.0)	(33.2)
Bonds – convertible	565.1	565.1	773.3	773.3	(112.5)	(1.2)	(178.2)	131.2
Investments in associates and subsidiary (2)(3)	1,025.4	1,079.9	1,397.2	1,178.1	—	0.3	235.7	37.1
Derivatives and other invested assets:
Equity total return swaps – long positions	160.3	(24.6)	177.9	(15.9)	(23.8)	(19.9)	(29.7)	84.2
Equity warrants and call options	0.3	0.3	35.2	35.2	(0.9)	22.1	187.6	87.1
Total equity and equity related holdings	5,939.2	5,808.8	7,651.7	7,238.8	(792.3)	(51.6)	(596.7)	930.1

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,668.5)	86.9	(1,965.1)	61.2	158.6	2.1	161.1	(73.6)
Equity index total return swaps – short positions	(4,291.4)	298.9	(4,891.8)	(67.4)	630.7	365.1	449.8	181.6
Equity index put options(4)	—	24.2	—	—	3.9	—	3.9	—
	(5,959.9)	410.0	(6,856.9)	(6.2)	793.2	367.2	614.8	108.0

Net exposure and financial effects	(20.7)		794.8		0.9	315.6	18.1	1,038.1

(1)
The company excludes other funds that are invested principally in fixed income securities (carrying value of $1,226.2 at September 30, 2015 (December 31, 2014 - nil)) when measuring its equity and equity-related exposure.

(2)
Excludes the company’s insurance and reinsurance investments in associates which are considered long term strategic holdings, and the company's investment in Sterling Resorts prior to its consolidation on September 3, 2014. See note 6 for details.

(3)	During the second quarter of 2015 the company sold its investment in Ridley and recognized a net realized gain of $236.4.

(4)	As the S&P 500 put options are currently out-of-the-money, the company does not consider the notional amount in its calculation of the equity hedge ratio.
Risk of Decreasing Price Levels
The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. Holdings of CPI-linked derivative contracts and the activity for the period are disclosed in note 7.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. There were no significant changes to the company's exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at September 30, 2015 compared to December 31, 2014 except for the increased exposure to Indian rupees of $871.4 at September 30, 2015 resulting primarily from Fairfax India's purchase of permitted investments in India during the first nine months of 2015 from the net proceeds of its share offerings. The foregoing statement recognizes the acquisition of Brit during the second quarter of 2015, whose operating entities primarily have a U.S. dollar functional currency.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at September 30, 2015, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $15,461.7 compared to $12,922.8 at December 31, 2014. The company manages its capital based on the following financial measurements and ratios:

	September 30, 2015	December 31, 2014
Holding company cash and investments (net of short sale and derivative obligations)	1,166.4	1,212.7

Long term debt – holding company borrowings	2,730.8	2,656.5
Long term debt – insurance and reinsurance companies	474.5	385.9
Subsidiary indebtedness - non-insurance companies	134.4	37.6
Long term debt – non-insurance companies	116.0	99.0
Total debt	3,455.7	3,179.0

Net debt	2,289.3	1,966.3

Common shareholders’ equity	8,894.6	8,361.0
Preferred stock	1,336.5	1,164.7
Non-controlling interests	1,774.9	218.1
Total equity	12,006.0	9,743.8

Net debt/total equity	19.1%	20.2%
Net debt/net total capital(1)	16.0%	16.8%
Total debt/total capital(2)	22.4%	24.6%
Interest coverage(3)	4.4x	12.3x
Interest and preferred share dividend distribution coverage(4)	3.3x	9.0x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory income tax rate.

17.	Segmented Information

The company is a holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. During the third quarter of 2015 Fairfax India completed the acquisition of NCML. During the second quarter of 2015 the company completed the acquisitions of Brit and Cara which were included in the Brit and Other reporting segments respectively, and sold its 73.6% interest in Ridley and de-consolidated Ridley from the Other reporting segment. During the first quarter of 2015 Fairfax India (included in the Other reporting segment) completed its offerings and the company acquired controlling interests in MCIS and Union Assurance (included in the Fairfax Asia reporting segment). Refer to note 15 for further details of the acquisitions and divestiture. As described in notes 10 and 11, on March 3, 2015, the company issued 1.15 million subordinate voting shares, 9.2 million Series M preferred shares and Cdn$350.0 of 4.95% Fairfax senior notes due 2025, all of which were subsequently used on June 5, 2015 to fund the acquisition of Brit. There were no other significant changes to the identifiable assets and liabilities by reporting segment at September 30, 2015 compared to December 31, 2014.

An analysis of pre-tax income (loss) by reporting segment for the three and nine months ended September 30 is presented below:

Quarter ended September 30, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	249.8	584.0	476.3	170.9	468.4	124.5	122.4	2,196.3	140.3	—	—	—	2,336.6
Intercompany	0.1	3.1	5.3	—	2.7	1.5	29.6	42.3	—	—	—	(42.3)	—
	249.9	587.1	481.6	170.9	471.1	126.0	152.0	2,238.6	140.3	—	—	(42.3)	2,336.6
Net premiums written	201.4	508.7	420.8	168.1	411.7	42.7	129.9	1,883.3	140.3	—	—	—	2,023.6
Net premiums earned
External	224.9	564.5	385.7	200.7	401.4	74.2	89.5	1,940.9	140.3	—	—	—	2,081.2
Intercompany	(0.8)	(4.2)	1.1	(0.5)	0.6	(20.0)	23.8	—	—	—	—	—	—
	224.1	560.3	386.8	200.2	402.0	54.2	113.3	1,940.9	140.3	—	—	—	2,081.2
Underwriting expenses	(186.2)	(498.1)	(380.7)	(164.7)	(383.4)	(48.8)	(101.6)	(1,763.5)	(173.1)	—	—	—	(1,936.6)
Underwriting profit (loss)	37.9	62.2	6.1	35.5	18.6	5.4	11.7	177.4	(32.8)	—	—	—	144.6
Interest income	8.2	31.8	8.4	5.6	6.9	6.3	4.4	71.6	16.0	13.9	(9.4)	—	92.1
Dividends	1.2	4.5	1.4	0.6	6.1	1.3	0.4	15.5	1.6	1.8	(0.1)	—	18.8
Investment expenses	(1.4)	(5.1)	(3.1)	(1.7)	(3.8)	(0.9)	(2.2)	(18.2)	(2.7)	(1.4)	(0.8)	18.0	(5.1)
Interest and dividends	8.0	31.2	6.7	4.5	9.2	6.7	2.6	68.9	14.9	14.3	(10.3)	18.0	105.8
Share of profit (loss) of associates	2.3	4.3	1.4	0.3	0.6	3.8	1.6	14.3	(0.9)	—	—	—	13.4
Other
Revenue	—	—	—	—	—	—	—	—	—	384.0	—	—	384.0
Expenses	—	—	—	—	—	—	—	—	—	(372.4)	—	—	(372.4)
	—	—	—	—	—	—	—	—	—	11.6	—	—	11.6
Operating income (loss)	48.2	97.7	14.2	40.3	28.4	15.9	15.9	260.6	(18.8)	25.9	(10.3)	18.0	275.4
Net gains (losses) on investments	90.5	178.7	26.0	12.3	11.9	(18.3)	16.2	317.3	(19.8)	13.0	115.1	—	425.6
Interest expense	—	(0.6)	(0.4)	(0.8)	(4.0)	—	(1.1)	(6.9)	—	(3.6)	(44.6)	—	(55.1)
Corporate overhead	(2.8)	(9.0)	(5.5)	(2.7)	(12.8)	—	(0.2)	(33.0)	—	—	(2.5)	(18.0)	(53.5)
Pre-tax income (loss)	135.9	266.8	34.3	49.1	23.5	(2.4)	30.8	538.0	(38.6)	35.3	57.7	—	592.4
Income taxes													(141.0)
Net earnings													451.4

Attributable to:
Shareholders of Fairfax													424.8
Non-controlling interests													26.6
													451.4

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

Quarter ended September 30, 2014

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	276.2	664.6	406.4	155.5	137.5	115.6	1,755.8	88.6	—	—	—	1,844.4
Intercompany	0.1	7.6	1.1	—	(2.6)	23.3	29.5	—	—	—	(29.5)	—
	276.3	672.2	407.5	155.5	134.9	138.9	1,785.3	88.6	—	—	(29.5)	1,844.4
Net premiums written	223.1	585.9	320.5	152.6	52.8	103.1	1,438.0	85.8	—	—	—	1,523.8
Net premiums earned
External	249.5	625.7	329.6	187.0	74.7	84.3	1,550.8	90.5	—	—	—	1,641.3
Intercompany	(3.1)	2.6	(2.6)	(0.2)	(10.0)	14.6	1.3	(1.3)	—	—	—	—
	246.4	628.3	327.0	186.8	64.7	98.9	1,552.1	89.2	—	—	—	1,641.3
Underwriting expenses	(232.4)	(555.0)	(326.1)	(156.6)	(48.0)	(97.8)	(1,415.9)	(125.6)	—	—	—	(1,541.5)
Underwriting profit (loss)	14.0	73.3	0.9	30.2	16.7	1.1	136.2	(36.4)	—	—	—	99.8
Interest income	2.7	29.8	7.1	4.9	5.2	6.8	56.5	15.8	—	(8.1)	—	64.2
Dividends	1.8	6.2	1.6	0.8	2.2	0.8	13.4	1.7	2.0	0.5	—	17.6
Investment expenses	(2.1)	(9.0)	(3.2)	(2.1)	(0.7)	(3.0)	(20.1)	(3.5)	—	(0.8)	16.4	(8.0)
Interest and dividends	2.4	27.0	5.5	3.6	6.7	4.6	49.8	14.0	2.0	(8.4)	16.4	73.8
Share of profit of associates	3.5	10.0	5.5	0.5	15.4	2.2	37.1	5.8	0.4	3.3	—	46.6
Other
Revenue	—	—	—	—	—	—	—	—	398.8	—	—	398.8
Expenses	—	—	—	—	—	—	—	—	(391.8)	—	—	(391.8)
	—	—	—	—	—	—	—	—	7.0	—	—	7.0
Operating income (loss)	19.9	110.3	11.9	34.3	38.8	7.9	223.1	(16.6)	9.4	(5.1)	16.4	227.2
Net gains (losses) on investments	73.0	112.8	92.7	52.0	(0.8)	7.4	337.1	91.2	42.7	22.7	—	493.7
Interest expense	—	(3.2)	(0.4)	(0.8)	—	(1.1)	(5.5)	(0.3)	(3.1)	(43.6)	—	(52.5)
Corporate overhead	(4.6)	(8.9)	(17.1)	(2.3)	—	0.2	(32.7)	—	—	(3.4)	(16.4)	(52.5)
Pre-tax income (loss)	88.3	211.0	87.1	83.2	38.0	14.4	522.0	74.3	49.0	(29.4)	—	615.9
Income taxes												(140.9)
Net earnings												475.0

Attributable to:
Shareholders of Fairfax												461.2
Non-controlling interests												13.8
												475.0

Nine months ended September 30, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	808.9	1,857.4	1,370.7	651.8	652.1	456.2	425.8	6,222.9	230.5	—	—	—	6,453.4
Intercompany	1.0	16.6	12.8	—	4.2	1.1	90.7	126.4	56.5	—	—	(182.9)	—
	809.9	1,874.0	1,383.5	651.8	656.3	457.3	516.5	6,349.3	287.0	—	—	(182.9)	6,453.4
Net premiums written	660.1	1,626.1	1,210.3	642.3	562.9	198.8	422.7	5,323.2	286.8	—	—	—	5,610.0
Net premiums earned
External	724.0	1,696.6	1,087.9	567.0	527.3	249.1	287.0	5,138.9	230.4	—	—	—	5,369.3
Intercompany	(62.1)	(5.9)	0.3	(1.2)	0.4	(47.8)	59.9	(56.4)	56.4	—	—	—	—
	661.9	1,690.7	1,088.2	565.8	527.7	201.3	346.9	5,082.5	286.8	—	—	—	5,369.3
Underwriting expenses	(605.3)	(1,499.6)	(1,067.3)	(468.7)	(504.0)	(181.5)	(315.8)	(4,642.2)	(371.8)	—	—	—	(5,014.0)
Underwriting profit (loss)	56.6	191.1	20.9	97.1	23.7	19.8	31.1	440.3	(85.0)	—	—	—	355.3
Interest income	22.4	124.5	35.7	21.0	9.1	19.1	19.1	250.9	59.9	32.7	(21.9)	—	321.6
Dividends	11.6	18.9	6.0	2.7	6.9	4.0	2.2	52.3	6.0	5.5	1.0	—	64.8
Investment expenses	(8.6)	(16.4)	(9.5)	(5.4)	(5.2)	(2.5)	(7.5)	(55.1)	(10.6)	(4.5)	(1.5)	52.4	(19.3)
Interest and dividends	25.4	127.0	32.2	18.3	10.8	20.6	13.8	248.1	55.3	33.7	(22.4)	52.4	367.1
Share of profit of associates	8.7	56.6	17.9	24.9	0.6	19.3	4.8	132.8	23.2	1.7	3.4	—	161.1
Other
Revenue	—	—	—	—	—	—	—	—	—	1,328.5	—	—	1,328.5
Expenses	—	—	—	—	—	—	—	—	—	(1,280.7)	—	—	(1,280.7)
	—	—	—	—	—	—	—	—	—	47.8	—	—	47.8
Operating income (loss)	90.7	374.7	71.0	140.3	35.1	59.7	49.7	821.2	(6.5)	83.2	(19.0)	52.4	931.3
Net gains (losses) on investments	185.3	(228.5)	(107.2)	(46.4)	(28.8)	(28.7)	(23.4)	(277.7)	(153.1)	6.6	365.1	—	(59.1)
Interest expense	—	(4.8)	(1.1)	(2.5)	(5.7)	—	(3.1)	(17.2)	—	(10.7)	(135.5)		(163.4)
Corporate overhead	(7.8)	(20.0)	(15.8)	(7.0)	(12.8)	—	(0.2)	(63.6)	—	—	(42.4)	(52.4)	(158.4)
Pre-tax income (loss)	268.2	121.4	(53.1)	84.4	(12.2)	31.0	23.0	462.7	(159.6)	79.1	168.2	—	550.4
Income taxes													(41.5)
Net earnings													508.9

Attributable to:
Shareholders of Fairfax													464.3
Non-controlling interests													44.6
													508.9

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

Nine months ended September 30, 2014

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	818.0	2,083.8	1,256.6	602.9	440.1	381.0	5,582.4	98.9	—	—	—	5,681.3
Intercompany	1.5	25.7	1.0	—	(2.3)	47.4	73.3	—	—	—	(73.3)	—
	819.5	2,109.5	1,257.6	602.9	437.8	428.4	5,655.7	98.9	—	—	(73.3)	5,681.3
Net premiums written	708.2	1,832.2	1,005.0	593.4	225.2	321.9	4,685.9	95.7	—	—	—	4,781.6
Net premiums earned
External	712.6	1,761.8	973.1	529.7	233.1	254.3	4,464.6	146.6	—	—	—	4,611.2
Intercompany	(6.5)	9.0	(8.5)	(0.8)	(24.3)	35.5	4.4	(4.4)	—	—	—	—
	706.1	1,770.8	964.6	528.9	208.8	289.8	4,469.0	142.2	—	—	—	4,611.2
Underwriting expenses	(680.6)	(1,551.9)	(959.2)	(465.1)	(182.9)	(284.4)	(4,124.1)	(265.4)	—	—	—	(4,389.5)
Underwriting profit (loss)	25.5	218.9	5.4	63.8	25.9	5.4	344.9	(123.2)	—	—	—	221.7
Interest income	12.4	114.1	28.0	19.5	15.6	20.6	210.2	54.5	—	(20.1)	—	244.6
Dividends	9.7	23.0	4.3	1.6	4.5	3.1	46.2	4.4	5.3	4.8	—	60.7
Investment expenses	(10.5)	(32.8)	(9.5)	(5.8)	(2.8)	(9.2)	(70.6)	(12.0)	—	(2.7)	64.4	(20.9)
Interest and dividends	11.6	104.3	22.8	15.3	17.3	14.5	185.8	46.9	5.3	(18.0)	64.4	284.4
Share of profit (loss) of associates	7.7	32.6	7.3	1.2	29.4	7.2	85.4	9.5	1.5	(6.4)	—	90.0
Other
Revenue	—	—	—	—	—	—	—	—	1,049.8	—	—	1,049.8
Expenses	—	—	—	—	—	—	—	—	(1,016.7)	—	—	(1,016.7)
	—	—	—	—	—	—	—	—	33.1	—	—	33.1
Operating income (loss)	44.8	355.8	35.5	80.3	72.6	27.1	616.1	(66.8)	39.9	(24.4)	64.4	629.2
Net gains on investments	210.2	694.9	309.1	144.3	8.3	125.6	1,492.4	374.4	40.6	1.4	—	1,908.8
Loss on repurchase of long term debt(1)	—	—	—	—	—	—	—	—	—	(0.1)	—	(0.1)
Interest expense	—	(9.5)	(1.1)	(2.5)	—	(3.2)	(16.3)	(0.8)	(9.1)	(127.1)	—	(153.3)
Corporate overhead	(7.7)	(21.4)	(24.5)	(6.6)	—	(0.4)	(60.6)	—	—	(1.2)	(64.4)	(126.2)
Pre-tax income (loss)	247.3	1,019.8	319.0	215.5	80.9	149.1	2,031.6	306.8	71.4	(151.4)	—	2,258.4
Income taxes												(632.0)
Net earnings												1,626.4

Attributable to:
Shareholders of Fairfax												1,609.5
Non-controlling interests												16.9
												1,626.4

(1)	The company repurchased $7.0 principal amount of trust preferred securities due 2027 for cash consideration of $7.1 and recorded a loss on repurchase of long term debt of $0.1.

18.	Expenses
Losses on claims, net, operating expenses and other expenses for the three and nine months ended September 30 were comprised as follows:

	Third quarter		First nine months
	2015	2014	2015	2014
Losses and loss adjustment expenses	1,186.4	979.0	3,077.6	2,714.6
Salaries and employee benefit expenses	359.0	295.9	1,009.4	845.4
Other reporting segment cost of sales	206.8	252.5	768.2	665.7
Audit, legal and tax professional fees	28.7	26.2	75.9	76.9
Premium taxes	26.1	26.8	68.8	73.8
Information technology costs	26.3	19.6	67.1	60.0
Operating lease costs	35.6	25.9	94.0	69.1
Depreciation, amortization and impairment charges	35.2	23.3	93.1	68.9
Restructuring costs	(0.9)	15.5	0.2	17.7
Loss on repurchase of long term debt	—	—	—	0.1
Administrative expense and other	114.8	85.2	327.4	224.9
	2,018.0	1,749.9	5,581.7	4,817.1

19.	Supplementary Cash Flow Information
Cash and cash equivalents were included in the consolidated balance sheets as follows:

	September 30, 2015	December 31, 2014
Holding company cash and investments:
Cash and balances with banks	329.9	93.7
Treasury bills and other eligible bills	23.9	224.0
	353.8	317.7
Subsidiary cash and short term investments:
Cash and balances with banks	2,167.6	1,336.3
Treasury bills and other eligible bills	1,755.9	1,698.2
	3,923.5	3,034.5
Subsidiary assets pledged for short sale and derivative obligations:
Cash and balances with banks	4.6	—

Fairfax India: cash and balances with banks	58.5	—

Cash and cash equivalents included in the consolidated balance sheets	4,340.4	3,352.2

Less: Cash and cash equivalents - restricted (1)
Subsidiary cash and cash equivalents - restricted:
Cash and balances with banks	307.6	122.1
Treasury bills and other eligible bills	238.2	211.4
	545.8	333.5

Cash and cash equivalents included in the consolidated statements of cash flows	3,794.6	3,018.7

(1)
Cash and cash equivalents as presented in the consolidated statements of cash flows excludes balances that are restricted. Subsidiary restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations.

Details of certain cash flows included in the consolidated statements of cash flows for the three and nine months ended September 30 were as follows:

	Third quarter		First nine months
	2015	2014	2015	2014
(a) Net (purchases) sales of investments classified as FVTPL
Short term investments	(342.3)	826.4	(420.4)	976.2
Bonds	(186.7)	(757.1)	(473.6)	(686.9)
Preferred stocks	(4.6)	(0.1)	41.3	56.5
Common stocks	372.9	(453.8)	495.4	(458.4)
Derivatives and short sales	474.1	(207.5)	416.2	(424.2)
	313.4	(592.1)	58.9	(536.8)

(b) Net interest and dividends received
Interest and dividends received	98.6	123.0	464.3	423.3
Interest paid	(37.6)	(26.2)	(135.0)	(124.1)
	61.0	96.8	329.3	299.2

(c) Net income taxes (paid) refund received	(35.8)	2.9	(171.6)	(30.1)

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of October 29, 2015)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)
Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the notes to the interim consolidated financial statements for the three and nine months ended September 30, 2015, and the notes to the MD&A contained in the company's 2014 Annual Report.

(2)
The combined ratio is the traditional measure of underwriting results of property and casualty companies. A non-GAAP measure, the combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other non-GAAP measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

(3)
"Interest and dividends" in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS as issued by the IASB and is comprised of the sum of interest and dividends and share of profit (loss) of associates. "Consolidated interest and dividend income" in this MD&A refers to interest and dividends as presented in the consolidated statement of earnings.

(4)
The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps.

(5)
Additional GAAP measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

(6)	References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Business Developments
Acquisitions and divestitures
Subsequent to September 30, 2015
On July 13, 2015 Fairfax India Holdings Corporation ("Fairfax India") announced an open offer to acquire up to 26% of the outstanding equity shares of IIFL Holdings Limited (“IIFL”), formerly India Infoline Limited, at a price of approximately $3 (195 Indian rupees) per share for aggregate cash consideration of approximately $250 (16.2 billion Indian rupees). The open offer commenced on October 29, 2015 and will close on November 13, 2015. The transaction is subject to receipt of regulatory approvals in India and is expected to close in the fourth quarter of 2015. IIFL is a diversified financial services holding company in India.
On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE’s insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). The businesses and renewal rights of the QBE insurance operations are expected to be transferred to Fairfax in 2016, subject to customary closing conditions, including various regulatory approvals. In 2014 the QBE insurance operations generated over $45 in gross premiums written across a range of general insurance classes, including property, travel, general liability and product protection. On February 3, 2015 the company also entered into an agreement to acquire QBE's general insurance operations in Ukraine, which generated over $5 of gross premiums written in 2014.

Nine months ended September 30, 2015

During the third quarter of 2015 Fairfax India completed the acquisition of National Collateral Management Services Limited ("NCML") by acquiring a 73.6% interest on August 19, 2015 and a further 14.5% interest by September 28, 2015 for purchase consideration of $124.2 (8,091.9 million Indian rupees) and $24.5 (1,596.3 million Indian rupees) respectively. Commencing August 19, 2015 the assets and liabilities and results of operations of NCML were consolidated by Fairfax India and included in the Other reporting segment. NCML is a leading private-sector agricultural commodities storage company in India. Fairfax's economic interest in NCML at August 19, 2015 was 20.7%, which increased to 24.8% by September 30, 2015, as that interest is held through a 28.1% equity interest (95.1% voting interest) in Fairfax India.

On June 18, 2015 the company completed the sale of its 73.6% interest in Ridley Inc. ("Ridley") for Cdn$40.75 per common share. The company received cash proceeds of $313.2 (Cdn$383.5) and recognized a pre-tax gain of $236.4 (including amounts previously recorded in accumulated other comprehensive income) and de-consolidated Ridley from the Other reporting segment.

On June 5, 2015 the company completed the acquisition of 97.0% of the outstanding ordinary shares of Brit PLC (“Brit”) for 305 pence per share (comprised of $4.30 (280 pence) per share in cash paid by the company and the final and special dividends of $0.38 (25 pence) per share paid by Brit on April 30, 2015), representing aggregate cash consideration of $1,656.6 (£1,089.1). The remaining 3.0% of the outstanding ordinary shares of Brit were acquired by July 8, 2015 on the same terms as described in the preceding sentence. The assets and liabilities and results of operations of Brit were consolidated in the Brit reporting segment. Brit is a market-leading global Lloyd's of London specialty insurer and reinsurer. On June 29, 2015 the company completed the sale of 29.9% of the outstanding ordinary shares of Brit to Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, for cash proceeds of $516.0 ($4.30 per share). The company will have the ability to repurchase the shares owned by OMERS over time. These transactions resulted in an increase of $507.6 to the company's non-controlling interest at September 30, 2015.

On June 3, 2015 Hudson Insurance Company (a wholly owned subsidiary of OdysseyRe) completed the acquisition of certain assets of Euclid Managers, LLC ("Euclid"). Euclid is an underwriting and claims manager for internet, technology, media, manufacturers and other professional liability coverage. The assets and liabilities and results of operations of Euclid have been consolidated in the OdysseyRe reporting segment.

On April 10, 2015 the company acquired, directly and through its subsidiaries, a 52.6% and a 40.7% voting and economic interest respectively in Cara Operations Limited (“Cara”) through an exchange of its existing holdings (comprised of warrants, class A and class B preferred shares and subordinated debentures) for common shares of Cara pursuant to their respective terms and also through the acquisition of additional common shares of Cara from existing Cara shareholders in a private transaction. The common shares were exchanged for multiple voting shares immediately prior to Cara’s initial public offering of subordinate voting shares at Cdn$23.00 per share, which closed on April 10, 2015. The assets and liabilities and results of operations of Cara were consolidated in the Other reporting segment. These transactions resulted in an increase of $353.8 to the company's non-controlling interest. Cara is Canada's largest full-service restaurant company and franchises, owns and operates numerous restaurant brands across Canada.

On April 10, 2015 Crum & Forster acquired a 100% interest in The Redwoods Group, Inc. for purchase consideration of $20.0. The assets and liabilities and results of operations of Redwoods have been consolidated in the Crum & Forster reporting segment. Redwoods is a full service national managing general underwriter and produces approximately $50 of gross premiums written annually primarily from property and casualty packaged insurance business focused on YMCAs, community centers and day camps.

On January 30, 2015 the company, through its subsidiaries, acquired 30,000,000 multiple voting shares of newly incorporated Fairfax India for $300.0 through a private placement. Through that investment and offerings of subordinate voting shares, Fairfax India raised net proceeds of $1,025.8 after issuance costs and expenses. The company's multiple voting shares represented 95.1% of the voting rights and 28.1% of the equity interest in Fairfax India at the close of the offerings. Fairfax India was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. Hamblin Watsa is the portfolio advisor to Fairfax India and its subsidiaries. The assets and liabilities and results of operations of Fairfax India were consolidated in the Other reporting segment. These transactions resulted in an increase of $737.3 to the company's non-controlling interest.
On March 1, 2015 Pacific Insurance, a wholly-owned subsidiary of the company, completed the acquisition of the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") for cash consideration of $13.4 (48.6 million Malaysian ringgits). MCIS is an established general insurer in Malaysia with approximately $55 of gross premiums written in 2014 in its general insurance business.
On January 1, 2015 the company completed the acquisition of 78.0% of Union Assurance General Limited ("Union Assurance") for cash consideration of $27.9 (3.7 billion Sri Lankan rupees). Union Assurance, with approximately $40 of gross premiums written in 2014, is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business.

The assets and liabilities and results of operations of MCIS and Union Assurance were consolidated in the Fairfax Asia reporting segment.

Year ended December 31, 2014

On May 21, 2014 Fairfax Asia completed the acquisition of an 80.0% interest in PT Batavia Mitratama Insurance (subsequently renamed PT Fairfax Insurance Indonesia ("Fairfax Indonesia")) for cash purchase consideration of $8.5 (98.2 billion Indonesian rupees). Subsequent to the acquisition, Fairfax Asia contributed an additional $12.9 to Fairfax Indonesia (maintaining its 80.0% interest) to support business expansion. The assets and liabilities and results of operations of Fairfax Indonesia were consolidated in the Fairfax Asia reporting segment. Fairfax Indonesia is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the three and nine months ended September 30, 2015 and 2014 are shown in the table that follows. Other revenue comprises the revenue earned by Ridley (sold on June 18, 2015), William Ashley, Sporting Life, Praktiker (acquired on June 5, 2014), The Keg (acquired on February 4, 2014), Thomas Cook India, Quess Corp Limited ("Quess Corp", formerly known as IKYA), Sterling Resorts (consolidated since September 3, 2014), Pethealth (acquired on November 14, 2014), Fairfax India (since its initial public offering on January 30, 2015), Cara (acquired on April 10, 2015) and NCML (acquired on August 19, 2015).

	Third quarter		First nine months
	2015	2014	2015	2014
Net premiums earned - Insurance and Reinsurance
Northbridge	224.1	246.4	661.9	706.1
OdysseyRe	560.3	628.3	1,690.7	1,770.8
Crum & Forster	386.8	327.0	1,088.2	964.6
Zenith National	200.2	186.8	565.8	528.9
Brit(1)	402.0	—	527.7	—
Fairfax Asia	54.2	64.7	201.3	208.8
Insurance and Reinsurance - Other	113.3	98.9	346.9	289.8
	1,940.9	1,552.1	5,082.5	4,469.0
Runoff	140.3	89.2	286.8	142.2
	2,081.2	1,641.3	5,369.3	4,611.2
Interest and dividends	119.2	120.4	528.2	374.4
Net gains (losses) on investments	425.6	493.7	(59.1)	1,908.8
Other	384.0	398.8	1,328.5	1,049.8
	3,010.0	2,654.2	7,166.9	7,944.2

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

Revenue of $3,010.0 in the third quarter of 2015 increased from $2,654.2 in the third quarter of 2014 principally as a result of increased net premiums earned, partially offset by lower net gains on investments, decreased other revenue and a marginal decrease in interest and dividends. Revenue of $7,166.9 in the first nine months of 2015 decreased from $7,944.2 in the first nine months of 2014 principally as a result of net losses on investments, partially offset by increased net premiums earned, increased other revenue and higher interest and dividends. An analysis of consolidated interest and dividend income, share of profit (loss) of associates and net gains (losses) on investments for the third quarters and first nine months ended September 30, 2015 and 2014 is provided in the Investments section of this MD&A.
The increase in net premiums earned by the company’s insurance and reinsurance operations in the third quarter of 2015 reflected increases at Crum & Forster ($59.8, 18.3%), Zenith National ($13.4, 7.2%) and Insurance and Reinsurance – Other ($14.4, 14.6%), and the consolidation of the net premiums earned by Brit ($402.0), partially offset by decreases at OdysseyRe ($68.0, 10.8%), Fairfax Asia ($10.5, 16.2%) and Northbridge ($22.3, 9.1% including the unfavourable effect of foreign currency translation). The increase in net premiums earned by the company’s insurance and reinsurance operations in the first nine months of 2015 reflected increases at Crum & Forster ($123.6, 12.8%), Zenith National ($36.9, 7.0%) and Insurance and Reinsurance – Other ($57.1, 19.7%), and the consolidation of the net premiums earned by Brit ($527.7), partially offset by decreases at OdysseyRe ($80.1, 4.5%), Fairfax Asia ($7.5, 3.6%) and Northbridge ($44.2, 6.3% including the unfavourable effect of foreign currency translation).
Net premiums earned at Runoff of $140.3 in the third quarter of 2015 ($286.8 in the first nine months of 2015) reflected the impact of the Everest APH reinsurance transaction of $140.3 (the increase in the first nine months of 2015 also reflected the impacts of the AXA and first quarter APH reinsurance transactions of $56.6 and $89.0 respectively). Net premiums earned at Runoff of $89.2 in the third quarter of 2014 ($142.2 in the first nine months of 2014) principally reflected the impact of the Everest construction defect reinsurance transaction (the increase in the first nine months of 2014 also reflected the runoff of policies in force on the acquisition date of American Safety). These reinsurance transactions are described in more detail in the Components of Net Earnings section of this MD&A under the heading Runoff.

The decrease in other revenue from $398.8 in the third quarter of 2014 to $384.0 in the third quarter of 2015, principally reflected the divestiture of Ridley on June 18, 2015, partially offset by the impact of the consolidation of Cara (acquired on April 10, 2015) and Pethealth (acquired on November 14, 2014), and increased revenue at Quess Corp.

The increase in other revenue from $1,049.8 in the first nine months of 2014 to $1,328.5 in the first nine months of 2015, principally reflected increased revenue at Quess Corp. and the impact of the consolidation of Cara (acquired on April 10, 2015), Praktiker (acquired on June 5, 2014), Pethealth (acquired on November 14, 2014) and Sterling Resorts (consolidated since September 3, 2014), partially offset by the divestiture of Ridley on June 18, 2015.

In order to better compare 2015 and 2014, the table which follows presents adjusted net premiums written (a non-GAAP measure), which is calculated as net premiums written by the company's insurance and reinsurance operations in the three and nine months ended September 30, 2015 and 2014 after adjusting for: (i) the impact of the acquisition of Brit on June 5, 2015 (described in more detail in the Components of Net Earnings section of this MD&A under the heading Brit); (ii) the impacts of the acquisitions of Union Assurance, MCIS and Fairfax Indonesia by Fairfax Asia (the "Fairfax Asia acquisitions", described in more detail in the Components of Net Earnings section of this MD&A under the heading Fairfax Asia); (iii) the change in the manner in which OdysseyRe recognizes premiums written in respect of its U.S. crop insurance business (described in more detail in the Components of Net Earnings section of this MD&A under the heading OdysseyRe); and (iv) the impact of the QBE reinsurance transactions on Polish Re (described in more detail in the Components of Net Earnings section of this MD&A under the heading Insurance and Reinsurance - Other):

	Third quarter			First nine months
Net premiums written - as adjusted	2015	2014	% change year-over-year	2015	2014	% change year-over-year
Northbridge	201.4	223.1	(9.7)	660.1	708.2	(6.8)
OdysseyRe	508.7	585.9	(13.2)	1,626.1	1,797.8	(9.6)
Crum & Forster	420.8	320.5	31.3	1,210.3	1,005.0	20.4
Zenith National	168.1	152.6	10.2	642.3	593.4	8.2
Fairfax Asia	31.6	52.8	(40.2)	160.2	225.2	(28.9)
Insurance and Reinsurance - Other	122.3	103.1	18.6	356.5	321.9	10.7
Insurance and reinsurance operations	1,452.9	1,438.0	1.0	4,655.5	4,651.5	0.1

Northbridge’s net premiums written decreased by 9.7% and 6.8% in the third quarter and the first nine months of 2015 respectively, as the impact of the strengthening of the U.S. dollar relative to the Canadian dollar exceeded the underlying increases in net premiums written expressed in Canadian dollars. In Canadian dollar terms, Northbridge’s net premiums written increased by 9.0% and 7.3% during those same respective periods primarily due to increased renewal business at Northbridge Insurance, modest price increases across the group, increased new business levels at Northbridge Insurance and the impact of a decrease in the amount of casualty reinsurance purchased.

OdysseyRe’s net premiums written decreased by 13.2% and 9.6% in the third quarter and first nine months of 2015 respectively, primarily reflecting the non-renewal of a significant property quota share reinsurance contract covering risks in Florida and the unfavourable impact of foreign currency translation on OdysseyRe's EuroAsia division. The decrease in the first nine months of 2015 also reflected the return of unearned premium to the cedent of the property quota share reinsurance contract mentioned in the preceding sentence (the ‘‘unearned premium portfolio transfer’’ which reduced net premiums written by $100.7) and lower writings of liability insurance related to a specific program. The unearned premium portfolio transfer is described in more detail in the Components of Net Earnings section of this MD&A under the heading OdysseyRe.
Crum & Forster's net premiums written increased by 31.3% and 20.4% in the third quarter and first nine months of 2015 respectively, primarily reflecting growth across several of its specialty lines of business (including Fairmont accident and health, middle markets at Crum & Forster and incremental contribution from the Redwoods acquisition) and improvements in the pricing of casualty reinsurance purchased and reductions in purchases of quota share and facultative reinsurance, partially offset by planned reductions in the legacy CoverX business. The increase in net premiums written in the first nine months of 2015 also reflected growth in specialty package at Seneca and environmental at Crum & Forster.
Zenith National's net premiums written increased by 10.2% and 8.2% in the third quarter and first nine months of 2015 respectively, primarily reflecting an increase in exposure and moderate earned premium rate increases.

Net premiums written by Fairfax Asia decreased by 40.2% and 28.9% in the third quarter and first nine months of 2015 respectively, primarily reflecting the unfavourable effect of foreign currency translation at First Capital and Pacific Insurance and the impact of the competitive rate environment in Singapore (the decrease in the first nine months of 2015 also reflected a planned reduction in commercial automobile writings at Falcon which had a relatively high retention rate). The decreases also reflected an increase in written premiums ceded to reinsurers related to new intercompany quota share reinsurance agreements between Group Re and Fairfax Asia effective January 1, 2015 in respect of certain commercial automobile business.

Net premiums written by the Insurance and Reinsurance – Other reporting segment increased by 18.6% and 10.7% in the third quarter and the first nine months of 2015 respectively, primarily reflecting growth in the accident and health line of business at Advent and the impact of new intercompany quota share reinsurance agreements between Group Re and Fairfax Asia (referred to above in the discussion related to Fairfax Asia).

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the three and nine months ended September 30, 2015 and 2014. In that table, interest and dividends in the consolidated statements of earnings are presented separately as they relate to the insurance and reinsurance operating segments, and included in Runoff, Corporate overhead and other, and Other as they relate to those segments. Net realized gains before equity hedges, net change in unrealized gains (losses) before equity hedges and equity hedging net gains are each shown separately to present more meaningfully the results of the company's investment management strategies.

	Third quarter		First nine months
Combined ratios - Insurance and Reinsurance	2015	2014	2015	2014
Northbridge	83.1%	94.3%	91.5%	96.4%
OdysseyRe	88.9%	88.3%	88.7%	87.6%
Crum & Forster	98.4%	99.7%	98.1%	99.4%
Zenith National	82.3%	83.8%	82.8%	87.9%
Brit(1)	95.4%	—	95.5%	—
Fairfax Asia	90.1%	74.2%	90.2%	87.6%
Insurance and Reinsurance - Other	89.6%	99.0%	91.0%	98.2%
Consolidated	90.9%	91.2%	91.3%	92.3%

Sources of net earnings
Underwriting - Insurance and Reinsurance
Northbridge	37.9	14.0	56.6	25.5
OdysseyRe	62.2	73.3	191.1	218.9
Crum & Forster	6.1	0.9	20.9	5.4
Zenith National	35.5	30.2	97.1	63.8
Brit(1)	18.6	—	23.7	—
Fairfax Asia	5.4	16.7	19.8	25.9
Insurance and Reinsurance - Other	11.7	1.1	31.1	5.4
Underwriting profit	177.4	136.2	440.3	344.9
Interest and dividends - insurance and reinsurance	83.2	86.9	380.9	271.2
Operating income	260.6	223.1	821.2	616.1
Runoff (excluding net gains (losses) on investments)	(18.8)	(16.6)	(6.5)	(66.8)
Other reporting segment	25.9	9.4	83.2	39.9
Interest expense	(55.1)	(52.5)	(163.4)	(153.3)
Corporate overhead and other	(45.8)	(41.2)	(125.0)	(86.3)
Pre-tax income before net gains (losses) on investments	166.8	122.2	609.5	349.6
Net realized gains before equity hedges	64.9	16.2	1,158.6	724.5
Pre-tax income including net realized gains before equity hedges	231.7	138.4	1,768.1	1,074.1
Net change in unrealized gains (losses) before equity hedges	(432.5)	110.3	(1,832.5)	1,076.3
Equity hedging net gains	793.2	367.2	614.8	108.0
Pre-tax income	592.4	615.9	550.4	2,258.4
Income taxes	(141.0)	(140.9)	(41.5)	(632.0)
Net earnings	451.4	475.0	508.9	1,626.4

Attributable to:
Shareholders of Fairfax	424.8	461.2	464.3	1,609.5
Non-controlling interests	26.6	13.8	44.6	16.9
	451.4	475.0	508.9	1,626.4

Net earnings per share	$18.57	$21.10	$19.50	$73.92
Net earnings per diluted share	$18.16	$20.68	$19.07	$72.53
Cash dividends paid per share	$—	$—	$10.00	$10.00

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

The company's insurance and reinsurance operations produced underwriting profits of $177.4 and $440.3 (combined ratios of 90.9% and 91.3%) in the third quarter and first nine months of 2015 respectively compared to underwriting profits of $136.2 and $344.9 (combined ratios of 91.2% and 92.3%) in the third quarter and first nine months of 2014 respectively. The increase in underwriting profit in the third quarter and first nine months of 2015 principally reflected lower current period catastrophe losses and higher net favourable prior year reserve development, partially offset by lower non-catastrophe underwriting margins (principally related to the impact on OdysseyRe of the Tianjin port explosion in China ($52.9) which increased the consolidated combined ratio in the third quarter and first nine months of 2015 by 2.7 and 1.0 combined ratio points respectively) The following table presents the components of the company's combined ratios for the three and nine months ended September 30, 2015 and 2014:

	Third quarter		First nine months
	2015	2014	2015	2014
Underwriting profit	177.4	136.2	440.3	344.9

Loss & LAE - accident year	65.1%	66.8%	64.2%	65.7%
Commissions	17.7%	15.2%	17.1%	16.0%
Underwriting expense	15.9%	15.4%	16.0%	15.7%
Combined ratio - accident year	98.7%	97.4%	97.3%	97.4%
Net favourable development	(7.8)%	(6.2)%	(6.0)%	(5.1)%
Combined ratio - calendar year	90.9%	91.2%	91.3%	92.3%
The underwriting profit included attritional current period catastrophe losses of $42.6 (2.2 combined ratio points) and $107.5 (2.1 combined ratio points) in the third quarter and first nine months of 2015 respectively compared to $64.8 (4.2 combined ratio points) and $151.2 (3.4 combined ratio points) in the third quarter and first nine months of 2014 respectively.

Net favourable prior year reserve development for the three and nine months ended September 30, 2015 and 2014 was comprised as follows:

	Third quarter		First nine months
Insurance and Reinsurance	2015	2014	2015	2014
Northbridge	(40.2)	(14.4)	(59.1)	(56.7)
OdysseyRe	(66.2)	(34.7)	(105.9)	(81.5)
Zenith National	(21.9)	(21.3)	(73.1)	(54.8)
Fairfax Asia	(7.4)	(13.5)	(18.0)	(8.0)
Insurance and Reinsurance - Other	(15.5)	(12.3)	(46.6)	(26.3)
	(151.2)	(96.2)	(302.7)	(227.3)

The commission expense ratio increased from 15.2% and 16.0% in the third quarter and first nine months of 2014 respectively to 17.7% and 17.1% in the third quarter and first nine months of 2015 respectively, primarily due to the consolidation of Brit which has a commission expense ratio that is generally higher than Fairfax's other operating companies (commission rates on the Lloyd's platform tend to be higher than typical non-Lloyd's insurance and reinsurance arrangements; however, Lloyd's participants tend to have lower underwriting expense ratios). The increase in the commission expense ratio in the first nine months of 2015 was partially mitigated by the net premiums earned related to the QBE loss portfolio transfer which did not attract commissions (described in the Components of Net Earnings section of this MD&A under the heading Insurance and Reinsurance - Other) and commission income earned related to the AXA reinsurance transaction at Northbridge (described in the Components of Net Earnings section of this MD&A under the heading Runoff).
The underwriting expense ratio increased from 15.4% and 15.7% in the third quarter and first nine months of 2014 respectively to 15.9% and 16.0% in the third quarter and first nine months of 2015 respectively, principally as a result of lower net premiums earned at OdysseyRe and Fairfax Asia combined with the consolidation of the operating expenses of Fairfax Indonesia and Union Assurance and acquisition and integration expenses related to MCIS. Underwriting expenses in the third quarter and first nine months of 2015 increased by 4.9% and 4.8% respectively (excluding Brit's underwriting expenses of $57.3 and $73.3 respectively), primarily reflecting increased operating expenses at Crum & Forster and Zenith National consistent with their growth in net premiums earned and increased underwriting expenses at Fairfax Asia as described in the preceding sentence.
Operating expenses in the consolidated statements of earnings include only the operating expenses of the company’s insurance and reinsurance and runoff operations and corporate overhead. Operating expenses increased from $328.1 in the third quarter of 2014 to $394.1 in the third quarter of 2015 (increased from $929.9 in the first nine months of 2014 to $1,061.9 in the first nine months of 2015) primarily as a result of increased underwriting expenses of the insurance and reinsurance operations as described in the preceding paragraph. The increase in the first nine months of 2015 also reflected increased Fairfax corporate overhead due to expenses incurred in connection with the acquisition of Brit.
Other expenses increased from $391.8 and $1,016.8 in the third quarter and first nine months of 2014 respectively to $372.4 and $1,280.7 in the third quarter and first nine months of 2015 respectively, principally reflecting increased expenses at Quess Corp. consistent with its growth in revenue and the impact of the consolidation of Cara (acquired on April 10, 2015), Pethealth (acquired on November 14, 2014), Praktiker (acquired on June 5, 2014) and Sterling Resorts (consolidated since September 3, 2014), partially offset by the impact of the sale of Ridley (sold on June 18, 2015).

The company reported net earnings attributable to shareholders of Fairfax of $424.8 (net earnings of $18.57 per basic and $18.16 per diluted share) in the third quarter of 2015 compared to net earnings attributable to shareholders of Fairfax of $461.2 (net earnings of $21.10 per basic share and $20.68 per diluted share) in the third quarter of 2014. The company reported net earnings attributable to shareholders of Fairfax of $464.3 (net earnings of $19.50 per basic share and $19.07 per diluted share) in the first nine months of 2015 compared to net earnings attributable to shareholders of Fairfax of $1,609.5 (net earnings of $73.92 per basic share and $72.53 per diluted share) in the first nine months of 2014. The year-over-year decrease in profitability in the third quarter of 2015 primarily reflected lower net gains on investments, partially offset by increased underwriting profit. The year-over-year decrease in profitability in the first nine months of 2015 primarily reflected net losses on investments (compared to net gains on investments in the first nine months of 2014), partially offset by a lower provision for income taxes, higher interest and dividend income and increased underwriting profit.
Common shareholders’ equity increased from $8,361.0 at December 31, 2014 to $8,894.6 at September 30, 2015, primarily reflecting net proceeds from the issuance of 1.15 million subordinate voting shares on March 3, 2015 ($575.9) and net earnings attributable to shareholders of Fairfax ($464.3), partially offset by the payment of dividends on the company's common and preferred shares ($254.3) and other comprehensive loss of $212.1 (primarily related to net unrealized foreign currency translation losses of foreign operations ($200.6) and associates ($19.4)). Common shareholders’ equity at September 30, 2015 was $8,894.6 or $399.65 per basic share compared to $8,361.0 or $394.83 per basic share at December 31, 2014, representing an increase per basic share in the first nine months of 2015 of 1.2% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2015, or an increase of 3.7% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings shown by reporting segment are set out below for the three and nine months ended September 30, 2015 and 2014. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Quarter ended September 30, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	249.9	587.1	481.6	170.9	471.1	126.0	152.0	2,238.6	140.3	—	—	(42.3)	2,336.6
Net premiums written	201.4	508.7	420.8	168.1	411.7	42.7	129.9	1,883.3	140.3	—	—	—	2,023.6
Net premiums earned	224.1	560.3	386.8	200.2	402.0	54.2	113.3	1,940.9	140.3	—	—	—	2,081.2
Underwriting profit (loss)	37.9	62.2	6.1	35.5	18.6	5.4	11.7	177.4	(32.8)	—	—	—	144.6
Interest and dividends	10.3	35.5	8.1	4.8	9.8	10.5	4.2	83.2	14.0	14.3	(10.3)	18.0	119.2
Operating income (loss)	48.2	97.7	14.2	40.3	28.4	15.9	15.9	260.6	(18.8)	14.3	(10.3)	18.0	263.8
Net gains (losses) on investments	90.5	178.7	26.0	12.3	11.9	(18.3)	16.2	317.3	(19.8)	13.0	115.1	—	425.6
Other reporting segment	—	—	—	—	—	—	—	—	—	11.6	—	—	11.6
Interest expense	—	(0.6)	(0.4)	(0.8)	(4.0)	—	(1.1)	(6.9)	—	(3.6)	(44.6)	—	(55.1)
Corporate overhead and other	(2.8)	(9.0)	(5.5)	(2.7)	(12.8)	—	(0.2)	(33.0)	—	—	(2.5)	(18.0)	(53.5)
Pre-tax income (loss)	135.9	266.8	34.3	49.1	23.5	(2.4)	30.8	538.0	(38.6)	35.3	57.7	—	592.4
Income taxes													(141.0)
Net earnings													451.4

Attributable to:
Shareholders of Fairfax													424.8
Non-controlling interests													26.6
													451.4

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

Quarter ended September 30, 2014

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	276.3	672.2	407.5	155.5	134.9	138.9	1,785.3	88.6	—	—	(29.5)	1,844.4
Net premiums written	223.1	585.9	320.5	152.6	52.8	103.1	1,438.0	85.8	—	—	—	1,523.8
Net premiums earned	246.4	628.3	327.0	186.8	64.7	98.9	1,552.1	89.2	—	—	—	1,641.3
Underwriting profit (loss)	14.0	73.3	0.9	30.2	16.7	1.1	136.2	(36.4)	—	—	—	99.8
Interest and dividends	5.9	37.0	11.0	4.1	22.1	6.8	86.9	19.8	2.4	(5.1)	16.4	120.4
Operating income (loss)	19.9	110.3	11.9	34.3	38.8	7.9	223.1	(16.6)	2.4	(5.1)	16.4	220.2
Net gains (losses) on investments	73.0	112.8	92.7	52.0	(0.8)	7.4	337.1	91.2	42.7	22.7	—	493.7
Other reporting segment	—	—	—	—	—	—	—	—	7.0	—	—	7.0
Interest expense	—	(3.2)	(0.4)	(0.8)	—	(1.1)	(5.5)	(0.3)	(3.1)	(43.6)	—	(52.5)
Corporate overhead and other	(4.6)	(8.9)	(17.1)	(2.3)	—	0.2	(32.7)	—	—	(3.4)	(16.4)	(52.5)
Pre-tax income (loss)	88.3	211.0	87.1	83.2	38.0	14.4	522.0	74.3	49.0	(29.4)	—	615.9
Income taxes												(140.9)
Net earnings												475.0

Attributable to:
Shareholders of Fairfax												461.2
Non-controlling interests												13.8
												475.0

Nine months ended September 30, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	809.9	1,874.0	1,383.5	651.8	656.3	457.3	516.5	6,349.3	287.0	—	—	(182.9)	6,453.4
Net premiums written	660.1	1,626.1	1,210.3	642.3	562.9	198.8	422.7	5,323.2	286.8	—	—	—	5,610.0
Net premiums earned	661.9	1,690.7	1,088.2	565.8	527.7	201.3	346.9	5,082.5	286.8	—	—	—	5,369.3
Underwriting profit (loss)	56.6	191.1	20.9	97.1	23.7	19.8	31.1	440.3	(85.0)	—	—	—	355.3
Interest and dividends	34.1	183.6	50.1	43.2	11.4	39.9	18.6	380.9	78.5	35.4	(19.0)	52.4	528.2
Operating income (loss)	90.7	374.7	71.0	140.3	35.1	59.7	49.7	821.2	(6.5)	35.4	(19.0)	52.4	883.5
Net gains (losses) on investments	185.3	(228.5)	(107.2)	(46.4)	(28.8)	(28.7)	(23.4)	(277.7)	(153.1)	6.6	365.1	—	(59.1)
Other reporting segment	—	—	—	—	—	—	—	—	—	47.8	—	—	47.8
Interest expense	—	(4.8)	(1.1)	(2.5)	(5.7)	—	(3.1)	(17.2)	—	(10.7)	(135.5)	—	(163.4)
Corporate overhead and other	(7.8)	(20.0)	(15.8)	(7.0)	(12.8)	—	(0.2)	(63.6)	—	—	(42.4)	(52.4)	(158.4)
Pre-tax income (loss)	268.2	121.4	(53.1)	84.4	(12.2)	31.0	23.0	462.7	(159.6)	79.1	168.2	—	550.4
Income taxes													(41.5)
Net earnings													508.9

Attributable to:
Shareholders of Fairfax													464.3
Non-controlling interests													44.6
													508.9

(1)    Brit is included in the company's financial reporting with effect from June 5, 2015.

Nine months ended September 30, 2014

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	819.5	2,109.5	1,257.6	602.9	437.8	428.4	5,655.7	98.9	—	—	(73.3)	5,681.3
Net premiums written	708.2	1,832.2	1,005.0	593.4	225.2	321.9	4,685.9	95.7	—	—	—	4,781.6
Net premiums earned	706.1	1,770.8	964.6	528.9	208.8	289.8	4,469.0	142.2	—	—	—	4,611.2
Underwriting profit (loss)	25.5	218.9	5.4	63.8	25.9	5.4	344.9	(123.2)	—	—	—	221.7
Interest and dividends	19.3	136.9	30.1	16.5	46.7	21.7	271.2	56.4	6.8	(24.4)	64.4	374.4
Operating income (loss)	44.8	355.8	35.5	80.3	72.6	27.1	616.1	(66.8)	6.8	(24.4)	64.4	596.1
Net gains on investments	210.2	694.9	309.1	144.3	8.3	125.6	1,492.4	374.4	40.6	1.4	—	1,908.8
Other reporting segment	—	—	—	—	—	—	—	—	33.1	—	—	33.1
Interest expense	—	(9.5)	(1.1)	(2.5)	—	(3.2)	(16.3)	(0.8)	(9.1)	(127.1)	—	(153.3)
Corporate overhead and other	(7.7)	(21.4)	(24.5)	(6.6)	—	(0.4)	(60.6)	—	—	(1.3)	(64.4)	(126.3)
Pre-tax income (loss)	247.3	1,019.8	319.0	215.5	80.9	149.1	2,031.6	306.8	71.4	(151.4)	—	2,258.4
Income taxes												(632.0)
Net earnings												1,626.4

Attributable to:
Shareholders of Fairfax												1,609.5
Non-controlling interests												16.9
												1,626.4

Components of Net Earnings

Underwriting and Operating Income
Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other reporting segment for the three and nine months ended September 30, 2015 and 2014.
Northbridge

	Third quarter		First nine months
	2015	2014	2015	2014
Underwriting profit	37.9	14.0	56.6	25.5

Loss & LAE - accident year	67.2%	66.0%	66.8%	69.3%
Commissions	15.4%	16.4%	15.5%	16.6%
Underwriting expenses	18.4%	17.7%	18.1%	18.5%
Combined ratio - accident year	101.0%	100.1%	100.4%	104.4%
Net favourable development	(17.9)%	(5.8)%	(8.9)%	(8.0)%
Combined ratio - calendar year	83.1%	94.3%	91.5%	96.4%

Gross premiums written	249.9	276.3	809.9	819.5
Net premiums written	201.4	223.1	660.1	708.2
Net premiums earned	224.1	246.4	661.9	706.1
Underwriting profit	37.9	14.0	56.6	25.5
Interest and dividends	10.3	5.9	34.1	19.3
Operating income	48.2	19.9	90.7	44.8
Net gains on investments	90.5	73.0	185.3	210.2
Pre-tax income before interest and other	138.7	92.9	276.0	255.0
In the first nine months of 2015 Northbridge assumed gross premiums written and gross losses on claims of $56.6 (Cdn$70.6) and $53.3 (Cdn$66.5) respectively in connection with the AXA reinsurance transaction in the first quarter of 2015 (described in the Components of Net Earnings section of this MD&A under the heading Runoff). Northbridge fully retroceded these amounts to Runoff and received a commission of $1.4 (Cdn$1.7) from Runoff for fronting this transaction.
Northbridge reported underwriting profits of $37.9 and $56.6 and combined ratios of 83.1% and 91.5% in the third quarter and first nine months of 2015 respectively compared to underwriting profits of $14.0 and $25.5 and combined ratios of 94.3% and 96.4% in the third quarter and first nine months of 2014 respectively. The year-over-year increase in underwriting profit in the third quarter of 2015 principally reflected increased net favourable prior year reserve development. The year-over-year increase in underwriting profit in the first nine months of 2015 principally reflected improvements in the non-catastrophe underwriting margins related to the current accident year (mostly reflecting the more moderate winter conditions in 2015 compared to more severe winter weather in 2014).
Net favourable prior year reserve development of $40.2 and $59.1 (17.9 and 8.9 combined ratio points) in the third quarter and first nine months of 2015 respectively reflected better than expected emergence in respect of accident years 2011 through 2014 across most lines of business. Net favourable prior year reserve development of $14.4 and $56.7 (5.8 and 8.0 combined ratio points) in the third quarter and first nine months of 2014 respectively reflected better than expected emergence across most accident years and lines of business. There were no material current period catastrophe losses in the third quarters or first nine months of 2015 and 2014.
Northbridge's commission expense ratio decreased from 16.4% and 16.6% in the third quarter and first nine months of 2014 to 15.4% and 15.5% in the third quarter and first nine months of 2015, primarily as a result of increased fronting fee commission revenue, including commission income earned related to the AXA reinsurance transaction in the first quarter of 2015 described earlier in this section. Northbridge's underwriting expense ratio increased from 17.7% in the third quarter of 2014 to 18.4% in the third quarter of 2015, primarily as a result of increased employee compensation expenses and information technology costs, partially offset by the impact of increased net premiums earned (in Canadian dollar terms). Northbridge's underwriting expense ratio decreased from 18.5% in the first nine months of 2014 to 18.1% in the first nine months of 2015 reflecting the impact of a favourable ruling from taxation authorities in the first quarter of 2015 that resulted in the release of a provision related to harmonized sales tax on premiums ceded to foreign affiliated reinsurers in addition to the factors that affected the underwriting expense ratio in the third quarter of 2015.
Northbridge's gross premiums written increased by 9.0% from Cdn$300.7 in the third quarter of 2014 to Cdn$327.9 in the third quarter of 2015 (excluding the impact of the AXA reinsurance transaction, gross premiums written increased 5.9% from Cdn$896.4 in the first nine months of 2014 to Cdn$949.0 in the first nine months of 2015), primarily due to increased renewal business and modest price increases across the group, in addition to increased new business levels at Northbridge Insurance. In Canadian dollar terms, net premiums written increased by 9.0% and 7.3% in the third quarter and first nine months of 2015 respectively reflecting many of the same factors which affected gross premiums written, and also included the impact of a decrease in the amount of casualty reinsurance purchased. In Canadian dollar terms, net premiums earned increased by 9.1% and 7.9% in the third quarter and first nine months of 2015 respectively, consistent with the growth in net premiums written.

Interest and dividends increased from $5.9 and $19.3 in the third quarter and first nine months of 2014 respectively to $10.3 and $34.1 in the third quarter and first nine months of 2015 respectively reflecting reduced cash and short term investment balances and the impact of higher yielding bonds owned year-over-year.
The year-over-year increases in underwriting profitability, net gains on investments (as set out in the Investments section of this MD&A) and interest and dividend income produced pre-tax income before interest and other of $138.7 in the third quarter of 2015 compared to pre-tax income before interest and other of $92.9 in the third quarter of 2014. The year-over-year increases in underwriting profitability and interest and dividend income, partially offset by lower net gains on investments (as set out in the Investments section of this MD&A) produced pre-tax income before interest and other of $276.0 in the first nine months of 2015 compared to pre-tax income before interest and other of $255.0 in the first nine months of 2014.
Northbridge's cash resources, excluding the impact of foreign currency translation, decreased by $122.1 in the first nine months of 2015 compared to a decrease of $223.7 in the first nine months of 2014. Cash provided by operating activities (excluding operating cash flow activity related to investments classified as FVTPL) increased from $24.6 in the first nine months of 2014 to $28.7 in the first nine months of 2015, primarily due to higher net premium collections and lower net claims payments, partially offset by higher income taxes paid in 2015.

OdysseyRe(1)

	Third quarter		First nine months
	2015	2014	2015	2014
Underwriting profit	62.2	73.3	191.1	218.9

Loss & LAE - accident year	71.6%	64.7%	64.7%	62.0%
Commissions	19.0%	19.4%	20.3%	20.1%
Underwriting expenses	10.1%	9.7%	10.0%	10.1%
Combined ratio - accident year	100.7%	93.8%	95.0%	92.2%
Net favourable development	(11.8)%	(5.5)%	(6.3)%	(4.6)%
Combined ratio - calendar year	88.9%	88.3%	88.7%	87.6%

Gross premiums written	587.1	672.2	1,874.0	2,109.5
Net premiums written	508.7	585.9	1,626.1	1,832.2
Net premiums earned	560.3	628.3	1,690.7	1,770.8
Underwriting profit	62.2	73.3	191.1	218.9
Interest and dividends	35.5	37.0	183.6	136.9
Operating income	97.7	110.3	374.7	355.8
Net gains (losses) on investments	178.7	112.8	(228.5)	694.9
Pre-tax income before interest and other	276.4	223.1	146.2	1,050.7

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

On June 3, 2015 Hudson Insurance Company (a wholly owned subsidiary of OdysseyRe) completed the acquisition of certain assets of Euclid Managers, LLC ("Euclid"), an underwriting and claims manager for internet, technology, media, manufacturers and other professional liability coverage. On April 1, 2014 Hudson Insurance completed the acquisition of certain assets and assumed certain liabilities associated with Motor Transport Underwriters, Inc. ("Motor Transport"), a leading underwriting, claims and risk management specialist in the long-haul trucking industry. The acquisitions of Euclid and Motor Transport, which produce annual gross premiums written of approximately $15 and $24 respectively will ensure that Hudson Insurance has the opportunity to participate on future renewals of this business.

OdysseyRe reported underwriting profits of $62.2 and $191.1 and combined ratios of 88.9% and 88.7% in the third quarter and first nine months of 2015 respectively compared to underwriting profits of $73.3 and $218.9 and combined ratios of 88.3% and 87.6% in the third quarter and first nine months of 2014 respectively. Underwriting profits in the third quarter and first nine months of 2015 were impacted by lower non-catastrophe underwriting margins (principally related to the impact of the Tianjin port explosion in China (which added 9.5 and 3.1 combined ratio points ($52.9 in both periods) to the combined ratios in third quarter and first nine months of 2015 respectively) and lower writings of higher margin property catastrophe business, partially offset by lower current period catastrophe losses and increased net favourable prior year reserve development.

OdysseyRe's combined ratios in the third quarter and first nine months of 2015 included 11.8 and 6.3 combined ratio points ($66.2 and $105.9) respectively of net favourable prior year reserve development (principally related to casualty and property catastrophe loss reserves) compared to 5.5 and 4.6 combined ratio points ($34.7 and $81.5) in the third quarter and first nine months of 2014 respectively (principally related to casualty and property catastrophe loss reserves). The combined ratios in the third quarter and first nine months of 2015 included 5.2 and 5.0 combined ratio points ($29.2 and $84.7) respectively of current period catastrophe losses relating primarily to attritional losses. The combined ratios in the third quarter and first nine months of 2014 included 6.6 and 6.4 combined ratio points ($41.4 and $112.1) respectively of current period catastrophe losses (net of reinstatement premiums) comprised of the effects of Windstorm Ela ($10.8 and $35.8 in the third quarter and first nine months of 2014 respectively)

and other attritional catastrophe losses. OdysseyRe's underwriting expense ratio increased from 9.7% in the third quarter of 2014 to 10.1% in the third quarter of 2015, principally due to the decrease in net premiums earned.

Following enhancements to its underwriting systems and the accumulation of sufficient internal historical data, OdysseyRe recognized the majority of the premiums written in respect of the winter planting season of its U.S. crop insurance business in the fourth quarter of 2014, whereas in prior years those premiums would have been recognized in the first quarter of 2015. Excluding the impact of the U.S. crop insurance business winter planting season change from the first nine months of 2014, OdysseyRe's gross premiums written, net premiums written and net premiums earned decreased as set out in the following table. The impact on underwriting profit of this change was nominal.

	First nine months
	2015			2014
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
OdysseyRe - as reported	1,874.0	1,626.1	1,690.7	2,109.5	1,832.2	1,770.8
Adjustments related to timing of U.S. crop insurance	—	—	—	(41.4)	(34.4)	(6.0)
OdysseyRe - as adjusted	1,874.0	1,626.1	1,690.7	2,068.1	1,797.8	1,764.8
Percentage change (year-over-year)	(9.4)%	(9.6)%	(4.2)%
On June 1, 2015 the non-renewal of a significant property quota share reinsurance contract covering risks in Florida resulted in the return of unearned premium to the cedent (the ‘‘unearned premium portfolio transfer’’) reducing both gross premiums written and net premiums written by $100.7 in the first nine months of 2015. Gross premiums written, as adjusted, decreased by 12.7% and 9.4% in the third quarter and first nine months of 2015 respectively, principally as a result of the non-renewal of the aforementioned Florida property quota share reinsurance contract and the unfavourable impact of foreign currency translation on OdysseyRe's EuroAsia division (the decrease in the first nine months of 2015 also included lower writings of liability insurance related to a specific program). Net premiums written, as adjusted, decreased by 13.2% and 9.6% in the third quarter and first nine months of 2015 respectively consistent with the decrease in gross premiums written. Net premiums earned, as adjusted, decreased by 10.8% and 4.2% in the third quarter and first nine months of 2015 respectively consistent with the decrease in net premiums written, partially offset by the earning of increased premiums written on lines of business that experienced growth in previous periods.

Interest and dividends decreased from $37.0 in the third quarter of 2014 to $35.5 in the third quarter of 2015 and increased from $136.9 in the first nine months of 2014 to $183.6 in the first nine months of 2015. The increase in the first nine months of 2015 principally reflected increased share of profit of associates (primarily relating to OdysseyRe's $37.5 share of a gain recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties in the second quarter of 2015).
The increase in net gains on investments (as set out in the Investments section of this MD&A), partially offset by lower underwriting profit and lower interest and dividend income, produced pre-tax income before interest and other of $276.4 in the third quarter of 2015 compared to pre-tax income before interest and other of $223.1 in the third quarter of 2014. The net losses on investments (as set out in the Investments section of this MD&A) and lower underwriting profit, partially offset by higher interest and dividend income, produced pre-tax income before interest and other of $146.2 in the first nine months of 2015 compared to pre-tax income before interest and other of $1,050.7 in the first nine months of 2014.
OdysseyRe’s cash resources, excluding the impact of foreign currency translation, decreased by $5.8 in the first nine months of 2015 compared to an increase of $45.1 in the first nine months of 2014. Cash provided by operating activities (excluding operating cash flow activity related to investments classified as FVTPL) of $327.8 in the first nine months of 2014 compared to cash used in operating activities of $15.1 in the first nine months of 2015 with the year-over-year change principally reflecting the impact of the unearned premium portfolio transfer, increased income tax payments and higher net paid losses related to prior years' non-catastrophe losses.

Crum & Forster

	Third quarter		First nine months
	2015	2014	2015	2014
Underwriting profit	6.1	0.9	20.9	5.4

Loss & LAE - accident year	64.8%	67.1%	64.2%	66.5%
Commissions	14.7%	13.3%	14.5%	13.4%
Underwriting expenses	18.9%	19.3%	19.4%	19.5%
Combined ratio - accident year	98.4%	99.7%	98.1%	99.4%
Net favourable development	—	—	—	—
Combined ratio - calendar year	98.4%	99.7%	98.1%	99.4%

Gross premiums written	481.6	407.5	1,383.5	1,257.6
Net premiums written	420.8	320.5	1,210.3	1,005.0
Net premiums earned	386.8	327.0	1,088.2	964.6
Underwriting profit	6.1	0.9	20.9	5.4
Interest and dividends	8.1	11.0	50.1	30.1
Operating income	14.2	11.9	71.0	35.5
Net gains (losses) on investments	26.0	92.7	(107.2)	309.1
Pre-tax income (loss) before interest and other	40.2	104.6	(36.2)	344.6

On October 8, 2015 Crum & Forster acquired a 100% interest in Travel Insured International ("TII") for consideration of $30.0. TII is a leading travel insurance provider that specializes in offering travel insurance protection (where Crum & Forster is its exclusive insurance carrier) and produces approximately $50 of gross premiums written annually. The acquisition of TII is complementary to Crum & Forster's existing footprint in the travel insurance market.

On April 10, 2015 Crum & Forster acquired a 100% interest in The Redwoods Group, Inc. (“Redwoods”) for consideration of $20.0. Redwoods is a full service national managing general underwriter and produces approximately $50 of gross premiums written annually primarily from property and casualty packaged insurance business focused on YMCAs, community centers and day camps. Commencing in the second quarter of 2015, all premiums produced by Redwoods were underwritten by Crum & Forster.

Crum & Forster reported underwriting profits of $6.1 and $20.9 and combined ratios of 98.4% and 98.1% in the third quarter and first nine months of 2015 respectively compared to underwriting profits of $0.9 and $5.4 and combined ratios of 99.7% and 99.4% in the third quarter and first nine months of 2014 respectively. The year-over-year increase in underwriting profit principally reflected better non-catastrophe underwriting margins related to the current accident year (primarily due to increased writings of more profitable lines of business at Crum & Forster and the impact of underwriting actions that have improved the performance of the CoverX business), partially offset by slightly higher commission expense.

Current period catastrophe losses of $5.2 and $11.7 (1.3 and 1.1 combined ratio points) in the third quarter and first nine months of 2015 respectively compared to $0.6 and $12.8 (0.2 and 1.3 combined ratio points) of current period catastrophe losses in the third quarter and first nine months of 2014 respectively. Current period catastrophe losses in the third quarters and first nine months of 2015 and 2014 principally reflected severe winter weather and storms in the U.S. There was no net prior year reserve development in the third quarters and first nine months of 2015 or 2014. The increases in Crum & Forster's commission expense ratios from 13.3% and 13.4% in the third quarter and first nine months of 2014 respectively to 14.7% and 14.5% in the third quarter and first nine months of 2015 respectively, primarily reflected reductions in ceding commissions earned on premiums ceded to reinsurers.
Gross premiums written increased by 18.2% and 10.0% in the third quarter and first nine months of 2015 respectively, principally reflecting growth across several lines of business (including Fairmont accident and health, middle markets at Crum & Forster and the incremental contribution from the Redwoods acquisition), partially offset by planned reductions in the CoverX business. The increase in gross premiums written in the first nine months of 2015 also reflected growth in specialty package at Seneca and environmental at Crum & Forster. Net premiums written increased by 31.3% and 20.4% in the third quarter and first nine months of 2015 respectively consistent with the growth in gross premiums written and also reflected improvements in the pricing of casualty reinsurance purchased and reductions in purchases of quota share and facultative reinsurance. The growth in net premiums earned of 18.3% and 12.8% in the third quarter and first nine months of 2015 respectively was consistent with the growth in net premiums written in 2015 and 2014 and the increase in risk retention in 2015.
Interest and dividends decreased from $11.0 in the third quarter of 2014 to $8.1 in the third quarter of 2015 reflecting decreased share of profit of associates. Interest and dividends increased from $30.1 in the first nine months of 2014 to $50.1 in the first nine months of 2015 reflecting increased share of profit of associates (primarily relating to Crum & Forster's $12.2 share of a gain recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties in the second quarter of 2015) and increased interest income earned on higher yielding fixed income investments owned year-over-year.

The significant decrease in net gains on investments (as set out in the Investments section of this MD&A) and lower interest and dividend income, partially offset by the year-over-year improvement in underwriting profitability, produced pre-tax income before interest and other of $40.2 in the third quarter of 2015 compared to pre-tax income before interest and other of $104.6 in the third quarter of 2014. The significant decrease in net gains on investments (as set out in the Investments section of this MD&A), partially offset by higher interest and dividend income and the year-over-year improvement in underwriting profitability, produced a pre-tax loss before interest and other of $36.2 in the first nine months of 2015 compared to pre-tax income before interest and other of $344.6 in the first nine months of 2014.
Crum & Forster’s cash resources, excluding the impact of foreign currency translation, increased by $22.2 in the first nine months of 2015 compared to a decrease of $28.2 in the first nine months of 2014. Cash provided by operating activities (excluding operating cash flow activity related to investments classified as FVTPL) increased from $91.0 in the first nine months of 2014 to $151.6 in the first nine months of 2015, primarily as a result of increased net cash flow from underwriting.

Zenith National (1)

	Third quarter		First nine months
	2015	2014	2015	2014
Underwriting profit	35.5	30.2	97.1	63.8

Loss & LAE - accident year	58.7%	61.2%	59.7%	63.5%
Commissions	9.8%	9.8%	9.8%	9.7%
Underwriting expenses	24.7%	24.2%	26.2%	25.1%
Combined ratio - accident year	93.2%	95.2%	95.7%	98.3%
Net favourable development	(10.9)%	(11.4)%	(12.9)%	(10.4)%
Combined ratio - calendar year	82.3%	83.8%	82.8%	87.9%

Gross premiums written	170.9	155.5	651.8	602.9
Net premiums written	168.1	152.6	642.3	593.4
Net premiums earned	200.2	186.8	565.8	528.9
Underwriting profit	35.5	30.2	97.1	63.8
Interest and dividends	4.8	4.1	43.2	16.5
Operating income	40.3	34.3	140.3	80.3
Net gains (losses) on investments	12.3	52.0	(46.4)	144.3
Pre-tax income before interest and other	52.6	86.3	93.9	224.6

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported underwriting profits of $35.5 and $97.1 and combined ratios of 82.3% and 82.8% in the third quarter and first nine months of 2015 respectively compared to underwriting profits of $30.2 and $63.8 and combined ratios of 83.8% and 87.9% in the third quarter and first nine months of 2014 respectively. Net premiums earned in the third quarter and first nine months of 2015 of $200.2 and $565.8 respectively increased from $186.8 and $528.9 in the third quarter and first nine months of 2014 respectively, principally reflecting an increase in exposure and very modest earned premium rate increases.
The improvement in Zenith National’s combined ratios in the third quarter and first nine months of 2015 compared to the third quarter and first nine months of 2014 reflected decreases of 2.5 and 3.8 percentage points in the estimated accident year loss and LAE ratio in the third quarter and first nine months of 2015 respectively due to favourable loss development trends for accident year 2014 emerging in 2015 combined with price increases equal to estimated loss trends for accident year 2015. Net favourable development of prior years' reserves (10.9 and 12.9 percentage points in the third quarter and first nine months of 2015 respectively compared to 11.4 and 10.4 percentage points in the third quarter and first nine months of 2014 respectively) reflected net favourable emergence principally related to accident years 2011 through 2014.
Interest and dividends increased from $4.1 and $16.5 in the third quarter and first nine months of 2014 respectively to $4.8 and $43.2 in the third quarter and first nine months of 2015 respectively. The increase in the first nine months of 2015 principally reflected increased share of profit of associates (primarily relating to Zenith National's $21.5 share of a gain recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties in the second quarter of 2015).
The significant decrease in net gains on investments (as set out in the Investments section of this MD&A), partially offset by the improvement in underwriting profitability and higher interest and dividend income, produced pre-tax income before interest and other of $52.6 in the third quarter of 2015 ($93.9 in the first nine months of 2015) compared to pre-tax income before interest and other of $86.3 in the third quarter of 2014 ($224.6 in the first nine months of 2014).

At September 30, 2015 Zenith National had unrestricted cash and cash equivalents of $41.3. Cash provided by operating activities (excluding operating cash flow activity related to investments classified as FVTPL) increased from $111.4 in the first nine months of 2014 to $124.7 in the first nine months of 2015, primarily as a result of higher net premiums written and the proceeds from the commutation of certain ceded reinsurance contracts, partially offset by higher income taxes paid in 2015.

Brit(1)

	Third Quarter	For the period June 5, 2015 to September 30,
	2015	2015
Underwriting profit	18.6	23.7

Loss & LAE - accident year	54.7%	55.2%
Commissions	26.4%	26.4%
Underwriting expenses	14.3%	13.9%
Combined ratio - accident year	95.4%	95.5%
Net favourable development	—	—
Combined ratio - calendar year	95.4%	95.5%

Gross premiums written	471.1	656.3
Net premiums written	411.7	562.9
Net premiums earned	402.0	527.7
Underwriting profit	18.6	23.7
Interest and dividends	9.8	11.4
Operating income	28.4	35.1
Net gains (losses) on investments	11.9	(28.8)
Pre-tax income before interest and other	40.3	6.3

(1)
These results differ from those published by Brit primarily due to the differing accounting periods and preliminary acquisition accounting adjustments recorded by Fairfax related to the acquisition of Brit on June 5, 2015.

On June 5, 2015 the company completed the acquisition of 97.0% of the outstanding ordinary shares of Brit for 305 pence per share (comprised of $4.30 (280 pence) per share in cash paid by the company and the final and special dividends of $0.38 (25 pence) per share paid by Brit on April 30, 2015), representing aggregate cash consideration of $1,656.6 (£1,089.1). The remaining 3.0% of the outstanding ordinary shares of Brit were acquired by July 8, 2015 on the same terms as described in the preceding sentence. The assets and liabilities and results of operations of Brit were consolidated in the Brit reporting segment. Brit is a market-leading global Lloyd's of London specialty insurer and reinsurer. On June 29, 2015 the company completed the sale of 29.9% of the outstanding ordinary shares of Brit to Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, for cash proceeds of $516.0 ($4.30 per share). The company will have the ability to repurchase the shares owned by OMERS over time.

Brit reported underwriting profits of $18.6 and $23.7 and combined ratios of 95.4% and 95.5% in the third quarter of 2015 and for the period June 5, 2015 to September 30, 2015 respectively, reflecting the absence of both current period catastrophe losses and net favourable prior year reserve development. Non-catastrophe underwriting margins related to the current accident year continue to reflect the increased competition, pricing pressures and market conditions that existed prior to the acquisition by Fairfax. Net premiums written of $411.7 and $562.9 in the third quarter of 2015 and for the period June 5, 2015 to September 30, 2015 respectively, were in line with expectations and impacted by a combination of factors, including rate reductions on direct business (energy and property classes) and reinsurance business (property treaty classes) and the unfavourable effect of foreign currency translation, partially offset by growth in net premiums written related to underwriting initiatives launched in 2013 and 2014.

The combination of net gains on investments (as set out in the Investments section of this MD&A), underwriting profit and interest and dividend income, produced pre-tax income before interest and other of $40.3 in the third quarter of 2015. The combination of underwriting profit and interest and dividend income, partially offset by net losses on investments (as set out in the Investments section of this MD&A) produced pre-tax income before interest and other of $6.3 for the period June 5, 2015 to September 30, 2015.

Brit continues to focus on its core fundamentals of underwriting discipline, risk selection, capital management and the selective expansion of its global distribution capability. Brit’s unique status as the largest Lloyd’s-only insurance and reinsurance business together with its business mix makes it well positioned in the current environment of competitive insurance rates and low investment yields.

Fairfax Asia

	Third quarter		First nine months
	2015	2014	2015	2014
Underwriting profit	5.4	16.7	19.8	25.9

Loss & LAE - accident year	89.1%	95.8%	82.8%	80.1%
Commissions	(10.1)%	(15.5)%	(2.2)%	(0.7)%
Underwriting expenses	24.7%	14.9%	18.5%	12.0%
Combined ratio - accident year	103.7%	95.2%	99.1%	91.4%
Net favourable development	(13.6)%	(21.0)%	(8.9)%	(3.8)%
Combined ratio - calendar year	90.1%	74.2%	90.2%	87.6%

Gross premiums written	126.0	134.9	457.3	437.8
Net premiums written	42.7	52.8	198.8	225.2
Net premiums earned	54.2	64.7	201.3	208.8
Underwriting profit	5.4	16.7	19.8	25.9
Interest and dividends	10.5	22.1	39.9	46.7
Operating income	15.9	38.8	59.7	72.6
Net gains (losses) on investments	(18.3)	(0.8)	(28.7)	8.3
Pre-tax income (loss) before interest and other	(2.4)	38.0	31.0	80.9

On September 18, 2015 Fairfax Asia acquired a 35% ownership interest in Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation (“BIC”) for purchase consideration of $48.1 (1.1 trillion Vietnamese dong). BIC is a leading property and casualty insurer in Vietnam, producing approximately $60 of annual gross premiums written through an exclusive arrangement with its majority shareholder, Bank for Investment and Development of Vietnam ("BIDV"), to sell its products through BIDV's distribution network. BIC is recorded under the equity method of accounting within the Fairfax Asia reporting segment.
On March 1, 2015 Pacific Insurance, a wholly-owned subsidiary of the company, completed the acquisition of the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") for cash consideration of $13.4 (48.6 million Malaysian ringgits). MCIS is an established general insurer in Malaysia with approximately $55 of gross premiums written in 2014 in its general insurance business.
On January 1, 2015 the company completed the acquisition of 78.0% of Union Assurance General Limited ("Union Assurance") for cash consideration of $27.9 (3.7 billion Sri Lankan rupees). Union Assurance, with approximately $40 of gross premiums written in 2014, is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business.
On May 21, 2014 Fairfax Asia completed the acquisition of an 80.0% interest in PT Batavia Mitratama Insurance (subsequently renamed PT Fairfax Insurance Indonesia ("Fairfax Indonesia")) for cash purchase consideration of $8.5 (98.2 billion Indonesian rupees). Subsequent to the acquisition, Fairfax Asia contributed an additional $12.9 to Fairfax Indonesia (maintaining its 80.0% interest) to support business expansion. Fairfax Indonesia is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.

Fairfax Asia reported underwriting profits of $5.4 and $19.8 and combined ratios of 90.1% and 90.2% in the third quarter and first nine months of 2015 respectively compared to underwriting profits of $16.7 and $25.9 and combined ratios of 74.2% and 87.6% in the third quarter and first nine months of 2014 respectively. The entities comprising Fairfax Asia produced combined ratios as set out in the following table:

	Third quarter			First nine months
	2015		2014	2015		2014
First Capital	59.0%		51.3%	72.0%		75.3%
Falcon	99.1%		100.5%	98.6%		99.0%
Pacific Insurance	123.6%	(1)	99.1%	103.9%	(1)	102.1%
Fairfax Indonesia	101.5%		—	120.8%		—
Union Assurance	112.7%		—	111.3%		—

(1)	Excludes the impact of an intercompany loss portfolio transfer of commercial automobile loss reserves ($9.2) and the related premiums ceded to reinsurers ($9.2).

The combined ratios in the third quarter and first nine months of 2015 included 13.6 and 8.9 combined ratio points ($7.4 and $18.0) respectively of net favourable prior year reserve development, primarily related to property and commercial automobile loss reserves (the combined ratio in the first nine months of 2015 also included net favourable emergence on workers' compensation loss reserves). The combined ratios in the third quarter and first nine months of 2014 included 21.0 and 3.8 combined ratio points ($13.5 and $8.0) respectively of net favourable prior year reserve development, primarily related to miscellaneous, property and workers' compensation loss reserves, partially offset by net adverse development of commercial automobile loss reserves.

The commission income ratio decreased from 15.5% in the third quarter of 2014 to 10.1% in the third quarter of 2015, primarily as a result of decreased profit commission on reinsurance ceded by First Capital related to its marine hull line of business. The commission income ratio increased from 0.7% in the first nine months of 2014 to 2.2% in the first nine months of 2015, primarily as a result of increased commission earned on commercial automobile reinsurance ceded (principally related to new intercompany quota share reinsurance agreements with Group Re described later in this section) and higher rates of ceding commissions earned, partially offset by decreased profit commission on reinsurance ceded by First Capital related to its marine hull line of business. Fairfax Asia's underwriting expense ratio increased from 14.9% and 12.0% in the third quarter and first nine months of 2014 respectively to 24.7% and 18.5% in the third quarter and first nine months of 2015 respectively, primarily as a result of lower net premiums earned and the consolidation of Fairfax Indonesia and Union Assurance (the underwriting expense ratio in the first nine months of 2015 also reflected a modest increase in operating expenses at Pacific Insurance related to the acquisition and integration of MCIS).

The consolidation of MCIS, Union Assurance and Fairfax Indonesia (the "Fairfax Asia acquisitions") affected gross premiums written, net premiums written and net premiums earned as set out in the following tables.

	Third quarter
	2015			2014
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Fairfax Asia - as reported	126.0	42.7	54.2	134.9	52.8	64.7
Fairfax Asia acquisitions	(24.1)	(11.1)	(17.0)	(4.5)	(0.6)	(0.1)
Fairfax Asia - as adjusted	101.9	31.6	37.2	130.4	52.2	64.6
Percentage change (year-over-year)	(21.9)%	(39.5)%	(42.4)%

	First nine months
	2015			2014
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Fairfax Asia - as reported	457.3	198.8	201.3	437.8	225.2	208.8
Fairfax Asia acquisitions	(77.3)	(38.6)	(42.2)	(4.6)	(0.6)	(0.1)
Fairfax Asia - as adjusted	380.0	160.2	159.1	433.2	224.6	208.7
Percentage change (year-over-year)	(12.3)%	(28.7)%	(23.8)%

The decrease in gross premiums written of 21.9% and 12.3% in the third quarter and first nine months of 2015 respectively, primarily reflected the unfavourable effect of foreign currency translation at First Capital and Pacific Insurance and the impact of the competitive rate environment in Singapore (the decrease in the first nine months of 2015 also reflected a planned reduction in commercial automobile writings at Falcon). The decreases in net premiums written of 39.5% and 28.7% in the third quarter and first nine months of 2015 respectively were consistent with the decreases in gross premiums written and also reflected an increase in premiums ceded to reinsurers related to new intercompany quota share reinsurance agreements between Group Re and Fairfax Asia effective January 1, 2015 in respect of certain commercial automobile business, the impact on premiums ceded to reinsurers from the reduction in commercial automobile writings at Falcon which had a relatively high retention rate and the increase in premiums ceded to reinsurers of $9.2 caused by an intercompany loss portfolio transfer at Pacific Insurance. The decrease in net premiums earned of 42.4% and 23.8% in the third quarter and first nine months of 2015 respectively was consistent with the decrease in net premiums written.
The combination of net losses on investments (as set out in the Investments section of this MD&A), lower interest and dividend income and decreased underwriting profit, produced a pre-tax loss before interest and other of $2.4 in the third quarter of 2015 (pre-tax income before interest and other of $31.0 in the first nine months of 2015) compared to pre-tax income before interest and other of $38.0 in the third quarter of 2014 (pre-tax income before interest and other of $80.9 in the first nine months of 2014).

Insurance and Reinsurance - Other

	Third quarter
	2015
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter-company	Total
Underwriting profit (loss)	14.7	—	(2.5)	(0.5)	—	11.7

Loss & LAE - accident year	62.9%	66.8%	81.4%	52.9%	—	66.0%
Commissions	25.4%	22.2%	17.1%	11.4%	—	22.1%
Underwriting expenses	3.4%	24.6%	19.7%	34.1%	—	15.2%
Combined ratio - accident year	91.7%	113.6%	118.2%	98.4%	—	103.3%
Net (favourable) adverse development	(20.8)%	(13.7)%	(2.4)%	7.4%	—	(13.7)%
Combined ratio - calendar year	70.9%	99.9%	115.8%	105.8%	—	89.6%

Gross premiums written	44.4	68.9	16.3	26.4	(4.0)	152.0
Net premiums written	42.7	63.5	13.5	10.2	—	129.9
Net premiums earned	50.5	38.1	15.9	8.8	—	113.3
Underwriting profit (loss)	14.7	—	(2.5)	(0.5)	—	11.7
Interest and dividends	(0.1)	2.0	0.4	1.9	—	4.2
Operating income (loss)	14.6	2.0	(2.1)	1.4	—	15.9
Net gains (losses) on investments	48.5	(24.6)	0.8	(8.5)	—	16.2
Pre-tax income (loss) before interest and other	63.1	(22.6)	(1.3)	(7.1)	—	32.1

	Third quarter
	2014
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	6.8	—	(1.7)	(4.0)	—	1.1

Loss & LAE - accident year	67.7%	74.2%	85.0%	69.3%	—	72.8%
Commissions	27.1%	17.8%	16.7%	19.0%	—	21.4%
Underwriting expenses	2.5%	31.0%	6.5%	42.5%	—	17.2%
Combined ratio - accident year	97.3%	123.0%	108.2%	130.8%	—	111.4%
Net (favourable) adverse development	(14.3)%	(23.1)%	2.8%	2.8%	—	(12.4)%
Combined ratio - calendar year	83.0%	99.9%	111.0%	133.6%	—	99.0%

Gross premiums written	47.5	38.3	12.9	45.6	(5.4)	138.9
Net premiums written	47.0	32.6	8.8	14.7	—	103.1
Net premiums earned	39.3	32.1	15.6	11.9	—	98.9
Underwriting profit (loss)	6.8	—	(1.7)	(4.0)	—	1.1
Interest and dividends	1.8	2.2	0.9	1.9	—	6.8
Operating income (loss)	8.6	2.2	(0.8)	(2.1)	—	7.9
Net gains (losses) on investments	26.7	(19.3)	0.9	(0.9)	—	7.4
Pre-tax income (loss) before interest and other	35.3	(17.1)	0.1	(3.0)	—	15.3

	First nine months
	2015
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter-company	Total
Underwriting profit (loss)	35.8	0.1	(2.1)	(2.7)	—	31.1

Loss & LAE - accident year	64.9%	67.5%	77.5%	66.5%	—	68.2%
Commissions	27.1%	21.7%	12.3%	11.2%	—	21.1%
Underwriting expenses	4.0%	25.5%	13.8%	30.2%	—	15.1%
Combined ratio - accident year	96.0%	114.7%	103.6%	107.9%	—	104.4%
Net (favourable) adverse development	(21.6)%	(14.8)%	(0.4)%	1.2%	—	(13.4)%
Combined ratio - calendar year	74.4%	99.9%	103.2%	109.1%	—	91.0%

Gross premiums written	156.3	185.6	100.0	92.5	(17.9)	516.5
Net premiums written	150.4	148.1	88.3	35.9	—	422.7
Net premiums earned	139.7	111.2	65.8	30.2	—	346.9
Underwriting profit (loss)	35.8	0.1	(2.1)	(2.7)	—	31.1
Interest and dividends	7.2	6.3	1.6	3.5	—	18.6
Operating income (loss)	43.0	6.4	(0.5)	0.8	—	49.7
Net gains (losses) on investments	37.6	(51.7)	(2.0)	(7.3)		(23.4)
Pre-tax income (loss) before interest and other	80.6	(45.3)	(2.5)	(6.5)	—	26.3

	First nine months
	2014
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	14.5	0.1	(1.2)	(8.0)	—	5.4

Loss & LAE - accident year	67.0%	71.2%	76.6%	67.8%	—	70.2%
Commissions	27.1%	18.5%	16.3%	14.1%	—	20.6%
Underwriting expenses	2.1%	26.4%	7.7%	38.9%	—	16.5%
Combined ratio - accident year	96.2%	116.1%	100.6%	120.8%	—	107.3%
Net (favourable) adverse development	(10.7)%	(16.2)%	1.9%	0.1%	—	(9.1)%
Combined ratio - calendar year	85.5%	99.9%	102.5%	120.9%	—	98.2%

Gross premiums written	124.3	168.2	46.3	119.8	(30.2)	428.4
Net premiums written	122.9	122.7	35.1	41.2	—	321.9
Net premiums earned	99.6	102.7	49.2	38.3	—	289.8
Underwriting profit (loss)	14.5	0.1	(1.2)	(8.0)	—	5.4
Interest and dividends	8.8	6.7	2.8	3.4	—	21.7
Operating income (loss)	23.3	6.8	1.6	(4.6)	—	27.1
Net gains on investments	84.5	39.5	0.6	1.0	—	125.6
Pre-tax income (loss) before interest and other	107.8	46.3	2.2	(3.6)	—	152.7

On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE's insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). The businesses and renewal rights of the QBE insurance operations are expected to be transferred to Fairfax in 2016, subject to customary closing conditions, including various regulatory approvals. Prior to the formal closing of this transaction, Polish Re entered into a two-part 100% quota share reinsurance transaction with QBE (the "QBE reinsurance transactions") to: (i) reinsure the runoff of the QBE insurance operations in respect of any business written up to December 31, 2014 (the "QBE loss portfolio transfer"); and, (ii) reinsure any business written by the QBE insurance operations on or after January 1, 2015 (the "QBE quota share transaction"). The QBE reinsurance transactions increased Polish Re's gross premiums written, net premiums written, net premiums earned and underwriting loss by $8.1, $7.6, $8.1 and $0.5 respectively in the third quarter of 2015 (increased Polish Re's gross premiums written, net premiums written, net premiums earned and underwriting profit by $70.8, $66.2, $46.0 and $0.1 respectively in the first nine months of 2015).

The Insurance and Reinsurance – Other segment produced underwriting profits of $11.7 and $31.1 and combined ratios of 89.6% and 91.0% in the third quarter and first nine months of 2015 respectively compared to underwriting profits of $1.1 and $5.4 and combined ratios of 99.0% and 98.2% in the third quarter and first nine months of 2014 respectively. The improvement in underwriting profit in the third quarter and first nine months of 2015 principally reflected lower current period catastrophe losses and increased net favourable prior year reserve development, partially offset by a year-over-year reduction in non-catastrophe underwriting margins related to the current accident year (principally at Group Re and Polish Re).
The underwriting results in the third quarter and first nine months of 2015 included net favourable prior year reserve development of 13.7 and 13.4 combined ratio points ($15.5 and $46.6) respectively, primarily reflecting net favourable development at Group Re (principally related to net favourable emergence on the runoff of the intercompany quota share reinsurance contract with Northbridge and prior years' catastrophe loss reserves) and Advent (principally reflecting net favourable emergence on insurance loss reserves (casualty, property and energy) and property reinsurance loss reserves in the first nine months of 2015). The underwriting results in the third quarter and first nine months of 2014 included net favourable prior year reserve development of 12.4 and 9.1 combined ratio points ($12.3 and $26.3) respectively, primarily reflecting net favourable emergence at Group Re (principally related to prior years' catastrophe loss reserves) and Advent (across a number of lines of business including prior years' catastrophe loss reserves), partially offset by net adverse development at Polish Re.

The underwriting results in the third quarter and first nine months of 2015 included 0.8 and 0.8 combined ratio points ($0.9 and $2.6) respectively of current period catastrophe losses, principally comprised of attritional catastrophe losses at Advent. The underwriting results in the third quarter and first nine months of 2014 included 15.5 and 6.5 combined ratio points ($15.3 and $18.7) respectively of current period catastrophe losses, principally related to the effect of storms in the U.S. Midwest and Windstorm Ela.
The expense ratio decreased from 17.2% and 16.5% in the third quarter and first nine months of 2014 respectively to 15.2% and 15.1% in the third quarter and first nine months of 2015 respectively, primarily as a result of lower operating expenses at Fairfax Brasil and increased net premiums earned relative to fixed operating expenses at Advent. The commission expense ratio increased from 21.4% and 20.6% in the third quarter and first nine months of 2014 respectively to 22.1% and 21.1% in the third quarter and first nine months of 2015 respectively, primarily reflecting higher commission expense at Advent due to increased writings of insurance business which carry higher commission rates relative to reinsurance business. The commission expense ratio in the first nine months of 2015 was also favourably impacted by net premiums earned related to the QBE loss portfolio transfer which did not attract commissions.
Gross premiums written increased by 9.4% and 20.6% in the third quarter and first nine months of 2015 respectively, principally reflecting the impact of the QBE reinsurance transactions, growth in the accident and health line of business at Advent and new intercompany quota share reinsurance agreements between Group Re and Fairfax Asia effective January 1, 2015 in respect of certain commercial automobile business. Net premiums written increased by 26.0% and 31.3% in the third quarter and first nine months of 2015 respectively, consistent with the increase in gross premiums written and also reflected the impact of the QBE reinsurance transaction on written premiums ceded to reinsurers where the majority of the gross premiums written was retained. The increase in net premiums earned of 14.6% and 19.7% in the third quarter and first nine months of 2015 respectively was lower than the increase in net premiums written due to the impact of the QBE reinsurance transactions (specifically the normal lag in growth of net premiums earned relative to net premiums written).
The improvement in underwriting profitability and higher net gains on investments (as set out in the Investments section of this MD&A), partially offset by decreased interest and dividend income produced pre-tax income before interest and other of $32.1 in the third quarter of 2015 compared to pre-tax income before interest and other of $15.3 in the third quarter of 2014. Net losses on investments (as set out in the Investments section of this MD&A) and decreased interest and dividend income, partially offset by the improvement in underwriting profitability, produced pre-tax income before interest and other of $26.3 in the first nine months of 2015 compared to pre-tax income before interest and other of $152.7 in the first nine months of 2014.

Runoff

	Third quarter		First nine months
	2015	2014	2015	2014
Gross premiums written	140.3	88.6	287.0	98.9
Net premiums written	140.3	85.8	286.8	95.7
Net premiums earned	140.3	89.2	286.8	142.2
Losses on claims	(139.9)	(89.6)	(274.4)	(162.1)
Operating expenses	(33.2)	(36.0)	(97.4)	(103.3)
Interest and dividends	14.0	19.8	78.5	56.4
Operating loss	(18.8)	(16.6)	(6.5)	(66.8)
Net gains (losses) on investments	(19.8)	91.2	(153.1)	374.4
Pre-tax income (loss) before interest and other	(38.6)	74.6	(159.6)	307.6

On July 13, 2015 US Runoff agreed to reinsure a portfolio of Everest comprised of legacy asbestos, pollution and other hazards ("APH") relating to accident years 1985 and prior (the "Everest APH reinsurance transaction"). US Runoff received a cash premium of $140.3 as consideration for the assumption of $140.3 of net loss reserves.
On March 9, 2015 RiverStone (UK) agreed to reinsure a portfolio of business comprised of APH exposures relating to accident years 1992 and prior (the "first quarter APH reinsurance transaction"). RiverStone (UK) received a premium of $89.0 which was comprised of cash ($69.9) and a receivable ($19.1) as consideration for the assumption of $89.0 of net loss reserves. The net loss reserves underlying this transaction are expected to be formally transferred to RiverStone (UK) in the second quarter of 2016 by way of a Part VII transfer pursuant to the Financial Services and Markets Act 2000 of the United Kingdom.
On February 18, 2015 US Runoff agreed to reinsure two Canadian branches of AXA which were already in runoff (the "AXA reinsurance transaction"). The business reinsured was primarily comprised of assumed reinsurance of commercial automobile, general liability, marine and property exposures relating to accident years 2007 and prior. Northbridge participated by fronting this reinsurance arrangement on behalf of US Runoff, receiving a cash premium of $56.6 as consideration for the assumption of $53.3 of net loss reserves. Subsequently, Northbridge fully retroceded those amounts to US Runoff and received a commission of $1.4 for facilitating the transaction.
On August 29, 2014 US Runoff agreed to reinsure a construction defect runoff portfolio of Everest (the ‘‘Everest construction defect reinsurance transaction’’) and received a cash premium of $84.6 as consideration for the assumption of $82.6 of net loss reserves. This construction defect runoff portfolio was principally comprised of direct policies issued to general contractors between 2002 and 2004, primarily in the western U.S. (predominantly California).
Runoff's operating loss increased from $16.6 in the third quarter of 2014 to $18.8 in the third quarter of 2015. Net premiums earned of $140.3 and losses on claims of $139.9 in the third quarter of 2015 principally reflected the impact of the Everest APH reinsurance transaction. Net premiums earned of $89.2 and losses on claims of $89.6 in the third quarter of 2014, principally reflected the impact of the Everest construction defect reinsurance transaction.
Runoff's operating loss decreased from $66.8 in the first nine months of 2014 to $6.5 in the first nine months of 2015. Net premiums earned of $286.8 and losses on claims of $274.4 in the first nine months of 2015 principally reflected the impacts of the Everest APH reinsurance transaction, the first quarter APH reinsurance transaction and the AXA reinsurance transaction. Net premiums earned of $142.2 and losses on claims of $162.1 in the first nine months of 2014 principally reflected the impacts of the Everest construction defect reinsurance transaction and the runoff of policies in force on the acquisition date of American Safety ($58.0 and $45.9 of net premiums earned and losses on claims respectively). Losses on claims in the first nine months of 2014 also included $30.0 of net strengthening of prior years' loss reserves at U.S. Runoff (TIG and Clearwater Insurance).
Operating expenses decreased from $36.0 and $103.3 in the third quarter and first nine months of 2014 respectively to $33.2 and $97.4 in the third quarter and first nine months of 2015 respectively, principally as a result of non-recurring operating expenses in 2014 associated with the Everest construction defect reinsurance transaction and the acquisition of American Safety.
Interest and dividends decreased modestly from $19.8 in the third quarter of 2014 to $14.0 in the third quarter of 2015, primarily reflecting decreased share of profit of associates. Interest and dividends increased from $56.4 in the first nine months of 2014 to $78.5 in the first nine months of 2015, primarily reflecting increased share of profit of associates (primarily relating to Runoff's share of a gain recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties in the second quarter of 2015 and increased share of profit of Thai Re) and increased interest income earned on higher yielding fixed income investments owned year-over-year.
The Runoff segment produced pre-tax losses before interest and other of $38.6 and $159.6 in the third quarter and first nine months of 2015 respectively compared to pre-tax income before interest and other of $74.6 and $307.6 in the third quarter and first nine months of 2014 respectively with the year-over-year decrease in profitability primarily due to the net losses on investments (as set out in the Investments section of this MD&A), partially offset by the improvement in operating income in the first nine months of 2015.

Other

	Third quarter		First nine months
	2015	2014	2015	2014
Revenue	384.0	398.8	1,328.5	1,049.8
Expenses	(372.4)	(391.8)	(1,280.7)	(1,016.7)
Pre-tax income before interest and other	11.6	7.0	47.8	33.1
Interest and dividends	14.3	2.4	35.4	6.8
Net gains on investments	13.0	42.7	6.6	40.6
Pre-tax income before interest expense	38.9	52.1	89.8	80.5

During the third quarter of 2015 Fairfax India completed the acquisition of National Collateral Management Services Limited ("NCML") by acquiring a 73.6% interest on August 19, 2015 and a further 14.5% interest by September 28, 2015 for purchase consideration of $124.2 (8,091.9 million Indian rupees) and $24.5 (1,596.3 million Indian rupees) respectively. Commencing August 19, 2015 the assets and liabilities and results of operations of NCML were consolidated by Fairfax India and included in the Other reporting segment. NCML is a leading private-sector agricultural commodities storage company in India. Fairfax's economic interest in NCML at August 19, 2015 was 20.7%, which increased to 24.8% by September 30, 2015, as that interest is held through a 28.1% equity interest (95.1% voting interest) in Fairfax India.

On June 18, 2015 the company completed the sale of its 73.6% interest in Ridley for Cdn$40.75 per common share. The company received cash proceeds of $313.2 (Cdn$383.5) and recognized a pre-tax gain of $236.4 (including amounts previously recorded in accumulated other comprehensive income) and de-consolidated Ridley from the Other reporting segment.

On April 10, 2015 the company acquired, directly and through its subsidiaries, a 52.6% and a 40.7% voting and economic interest respectively in Cara pursuant to the transaction described in more detail in the Business Developments section of this MD&A, and commenced consolidating the assets and liabilities and results of operations of Cara in the Other reporting segment. Cara is Canada's largest full-service restaurant company and franchises, owns and operates numerous restaurant brands across Canada.

On January 30, 2015 the company, through its subsidiaries, acquired 30,000,000 multiple voting shares of newly incorporated Fairfax India for $300.0 through a private placement. Through that investment and offerings of subordinate voting shares, Fairfax India raised net proceeds of $1,025.8 after issuance costs and expenses. The company's multiple voting shares represented 95.1% of the voting rights and 28.1% of the equity interest in Fairfax India at the close of the offerings. Fairfax India was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. Hamblin Watsa is the portfolio advisor to Fairfax India and its subsidiaries. The assets and liabilities and results of operations of Fairfax India were consolidated in the Other reporting segment. These transactions resulted in an increase of $737.3 to the company's non-controlling interest.
The decreases in revenue and expenses from $398.8 and $391.8 in the third quarter of 2014 respectively to $384.0 and $372.4 in the third quarter of 2015 respectively, principally reflected the divestiture of Ridley on June 18, 2015, partially offset by the impact of the consolidation of Cara (acquired on April 10, 2015), increased revenue and expenses at Quess Corp. year-over-year and the consolidation of Pethealth (acquired on November 14, 2014). The increases in revenue and expenses from $1,049.8 and $1,016.7 in the first nine months of 2014 respectively to $1,328.5 and $1,280.7 in the first nine months of 2015 respectively, principally reflected increased revenue and expenses at Quess Corp. year-over-year and the consolidation of Cara (acquired on April 10, 2015), Praktiker (acquired on June 5, 2014), Pethealth (acquired on November 14, 2014) and Sterling Resorts (consolidated since September 3, 2014), partially offset by the divestiture of Ridley on June 18, 2015.

The remaining revenues and expenses included in the Other reporting segment were comprised of the revenues and expenses of William Ashley, Sporting Life, The Keg (acquired on February 4, 2014), Thomas Cook India, and Fairfax India (since its initial public offering on January 30, 2015). Net gains on investments of $13.0 and $6.6 in the third quarter and first nine months of 2015 respectively, primarily reflected net unrealized gains on investments at Fairfax India. Net gains on investments of $42.7 and $40.6 in the third quarter and first nine months of 2014 respectively included the re-measurement of Thomas Cook India's ownership interest in Sterling Resorts to fair value as of September 3, 2014 (the date Thomas Cook India obtained control of Sterling Resorts), resulting in the recognition of a one-time non-cash gain of $41.2 (representing the difference between the fair value of the previously held interest in Sterling Resorts and its carrying value under the equity method of accounting).

Interest and Dividends and Net Gains (Losses) on Investments

An analysis of consolidated interest and dividend income and net gains (losses) on investments is presented in the Investments section of this MD&A.

Interest Expense

Consolidated interest expense increased from $52.5 and $153.3 in the third quarter and first nine months of 2014 to $55.1 and $163.4 in the third quarter and first nine months of 2015, reflecting the issuance on August 13, 2014 of $300.0 principal amount of unsecured senior notes due 2024, the issuance on March 3, 2015 of Cdn$350.0 principal amount of unsecured senior notes due 2025 and the consolidation of the interest expense of Brit and Cara, partially offset by the favourable impact of foreign currency translation on the interest expense of the company's Canadian dollar denominated long term debt and the repayment upon maturity on May 1, 2015 of $125.0 principal amount of OdysseyRe 6.875% unsecured senior notes.

Consolidated interest expense was comprised as follows:

	Third quarter		First nine months
	2015	2014	2015	2014
Fairfax	44.6	43.6	135.5	127.1
OdysseyRe	0.6	3.2	4.8	9.5
Crum & Forster	0.4	0.4	1.1	1.1
Zenith National	0.8	0.8	2.5	2.5
Brit(1)	4.0	—	5.7	—
Advent	1.1	1.1	3.1	3.2
Runoff	—	0.3	—	0.8
Other reporting segment (principally related to The Keg and Thomas Cook India)	3.6	3.1	10.7	9.1
	55.1	52.5	163.4	153.3

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and the interest and dividend income earned on holding company cash and investments.

	Third quarter		First nine months
	2015	2014	2015	2014
Fairfax corporate overhead	20.5	19.8	94.8	65.6
Subsidiary holding companies' corporate overhead(1)	33.0	32.7	63.6	60.6
Holding company interest and dividends	10.3	5.1	19.0	24.4
Investment management and administration fees	(18.0)	(16.4)	(52.4)	(64.4)
Loss on repurchase of long term debt	—	—	—	0.1
	45.8	41.2	125.0	86.3

(1)
Inclusive of $12.8 and $32.4 in the third quarter and first nine months of 2015 respectively (2014 - $7.5 and $22.7 in the third quarter and first nine months of 2014 respectively) of non-cash amortization of intangible assets (principally comprised of customer and broker relationships).

Fairfax corporate overhead of $20.5 in the third quarter of 2015 was comparable to Fairfax corporate overhead of $19.8 in the third quarter of 2014. Fairfax corporate overhead increased from $65.6 in the first nine months of 2014 to $94.8 in the first nine months of 2015, primarily as a result of expenses of $25.0 incurred in connection with the acquisition of Brit.
Subsidiary holding companies' corporate overhead increased from $32.7 and $60.6 in the third quarter and first nine months of 2014 to $33.0 and $63.6 in the third quarter and first nine months of 2015, primarily as a result of the consolidation of Brit's corporate overhead and increased amortization expense related to intangible assets of Brit and Pethealth, partially offset by decreased restructuring costs and charitable donations.
Holding company interest and dividends included total return swap expense ($9.8 and $23.7 in the third quarter and first nine months of 2015 respectively and $9.5 and $24.5 in the third quarter and first nine months of 2014 respectively) and share of profit of associates (nil and $3.4 in the third quarter and first nine months of 2015 respectively and share of profit of associates of $3.3 and share of loss of associates of $6.4 in the third quarter and first nine months of 2014 respectively).
Investment management and administration fees of $18.0 in the third quarter of 2015 was comparable to investment management and administration fees of $16.4 in the third quarter of 2014. Investment management and administration fees decreased from $64.4 in the first nine months of 2014 to $52.4 in the first nine months of 2015, primarily due to lower investment management fees earned on equity investments, partially offset by incremental investment management fees earned on the investment portfolios of Brit and Fairfax India.
Net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

Income Taxes

The $141.0 and $41.5 provision for income taxes in the third quarter and first nine months of 2015 respectively differed from the provision for income taxes that would be determined by applying the company’s Canadian statutory income tax rate of 26.5% to the company's earnings before income taxes, primarily as a result of non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada) and income earned in jurisdictions where the corporate income tax rate differs from the company’s Canadian statutory income tax rate. The provision for income taxes in the third quarter of 2015 was also impacted by the utilization of unrecorded deferred tax assets in Canada.
The $140.9 and $632.0 provision for income taxes in the third quarter and first nine months of 2014 respectively differed from the provision for income taxes that would be determined by applying the company’s Canadian statutory income tax rate of 26.5% to the company's earnings before income taxes, primarily as a result of income earned in jurisdictions where the corporate income tax rate differs from the company’s Canadian statutory income tax rate, and non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada).

Consolidated Balance Sheet Summary
The acquisitions of Brit, Union Assurance, MCIS, Cara and NCML, the sale of Ridley, and the Fairfax India offerings are described in more detail in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2015.
Holding company cash and investments decreased to $1,176.2 ($1,166.4 net of $9.8 of holding company short sale and derivative obligations) at September 30, 2015 from $1,244.3 at December 31, 2014 ($1,212.7 net of $31.6 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first nine months of 2015 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.
Insurance contract receivables increased by $968.3 to $2,900.0 at September 30, 2015 from $1,931.7 at December 31, 2014, primarily as a result of the acquisitions of Brit ($649.8) and Union Assurance and MCIS at Fairfax Asia, the impact of timing on premiums receivable that are typically accrued at the beginning of the year and collected as the year progresses (at OdysseyRe related to its crop insurance business and Zenith National related to its workers' compensation insurance business) and increased premiums receivable at Crum & Forster reflecting higher business volumes.
Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $28,157.7 at September 30, 2015 ($28,093.8 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2014 of $25,109.2 ($24,980.0 net of subsidiary short sale and derivative obligations). The increase of $3,113.8 generally reflected the consolidation of Brit's portfolio investments ($3,881.1), Fairfax India's portfolio investments ($837.8) and net purchases of government bonds, partially offset by net unrealized depreciation of bonds and common stocks, and the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar and euro), in addition to the specific factors which caused movements in portfolio investments as discussed in the subsequent paragraphs.
Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $1,461.9 primarily reflecting the consolidation of Brit's cash and short term investments ($1,373.6), net purchases of short term investments from the net proceeds of the Fairfax India offerings and the proceeds received from the sale of Ridley, partially offset by cash used to fund net purchases of bonds.
Bonds (including bonds pledged for short sale derivative obligations) increased by $1,209.8 primarily reflecting the consolidation of Brit's bond portfolio ($1,136.0) and net purchases of government and corporate bonds from the net proceeds of the Fairfax India offerings, partially offset by net unrealized depreciation (principally related to bonds issued by U.S. states and municipalities and the U.S. government).
Common stocks increased by $366.1 primarily reflecting the consolidation of Brit's common stock portfolio ($1,293.3) and the impact of a mandatory conversion of a preferred stock investment into common shares of the issuer, partially offset by net unrealized depreciation of common stocks.
Investments in associates decreased by $30.1 primarily reflecting the receipt of dividends and distributions of $192.1 from the non-insurance associates and the de-consolidation of Ridley's investment in associate, partially offset by the company's share of profit of associates of $161.1.
Derivatives and other invested assets net of short sale and derivative obligations increased by $368.0 primarily due to net unrealized gains on CPI-linked derivatives, increased receivables from counterparties to the company’s short equity and equity index total return swaps (excluding the impact of collateral requirements) and the purchase of S&P 500 index put options, partially offset by net settlements of receivables related to foreign exchange forward contracts and a decrease in warrants (reflecting the exchange of Cara warrants for Cara common shares in the second quarter of 2015).
Recoverable from reinsurers increased by $342.0 to $4,324.1 at September 30, 2015 from $3,982.1 at December 31, 2014 primarily reflecting the acquisition of Brit ($815.1), partially offset by the impact of the strengthening of the U.S. dollar relative to the Canadian dollar and Brazilian Real (principally affecting Northbridge and Fairfax Brasil, respectively), a decrease in Crum & Forster's ceded unearned premium reserve as a result of lower ceded premiums (due to a higher retention of business), Zenith National's commutation of certain ceded reinsurance contracts and favourable development of its prior year ceded loss reserves and Runoff's continued progress reducing its recoverable from reinsurers (through normal cession and collection activity).

Deferred income taxes decreased by $94.8 to $365.6 at September 30, 2015 from $460.4 at December 31, 2014 primarily due to the consolidation of the deferred income tax liabilities of Brit and Cara ($123.7 and $74.0 respectively) and the utilization of net operating loss carryforwards as a result of realized investment gains and underwriting profits, partially offset by the impact of higher net unrealized losses on investments.
Goodwill and intangible assets increased by $1,670.3 to $3,228.6 at September 30, 2015 from $1,558.3 at December 31, 2014 primarily as a result of the acquisitions of Brit ($746.4), Cara ($846.2), NCML ($114.0) and Union Assurance, partially offset by the de-consolidation of Ridley.
Other assets increased by $676.0 to $2,023.6 at September 30, 2015 from $1,347.6 at December 31, 2014 primarily as a result of the acquisitions of Brit ($494.4, principally related to receivables on bonds sold not yet settled), Cara ($119.8) and NCML ($96.8), partially offset by the de-consolidation of Ridley ($132.6).
Provision for losses and loss adjustment expenses increased by $2,365.8 to $20,114.9 at September 30, 2015 from $17,749.1 at December 31, 2014 primarily reflecting the acquisitions of Brit ($3,229.5) and Union Assurance and MCIS at Fairfax Asia and the impact of the Everest APH, AXA and first quarter APH reinsurance transactions at Runoff, partially offset by Runoff's continued progress settling its claim liabilities, the impact on loss reserves of the strengthening of the U.S. dollar relative to the Canadian dollar (principally at Northbridge), and the Euro, Australian dollar and British pound sterling (principally at OdysseyRe) and prior year reserve releases (principally at OdysseyRe, Zenith National and Northbridge).
Non-controlling interests increased by $1,556.8 to $1,774.9 at September 30, 2015 from $218.1 at December 31, 2014 principally as a result of Fairfax India's offerings, the sale of 29.9% of Brit to OMERS, the acquisitions of Cara, NCML and Union Assurance and net earnings attributable to the non-controlling interests, partially offset by the de-consolidation of Ridley.
Non-controlling interests were comprised as follows:

	September 30, 2015	December 31, 2014
Fairfax India	737.6	—
Brit	507.6	—
Cara	338.4	—
Thomas Cook India	146.8	145.1
The Keg	16.5	17.4
Ridley	—	34.2
All other	28.0	21.4
	1,774.9	218.1

Investments
Interest and Dividends
Consolidated interest and dividend income increased from $73.8 and $284.4 in the third quarter and first nine months of 2014 respectively to $105.8 and $367.1 in the third quarter and first nine months of 2015 respectively, reflecting higher interest income earned, principally due to increased holdings of higher yielding government bonds year-over-year and the impact of consolidating Brit's portfolio investments. Total return swap expense of $60.9 and $123.9 in the third quarter and first nine months of 2015 was comparable to $57.6 and $120.4 in the third quarter and first nine months of 2014.
The share of profit of associates decreased from $46.6 in the third quarter of 2014 to $13.4 in the third quarter of 2015, primarily reflecting lower net earnings at Resolute and ICICI Lombard. The share of profit of associates increased from $90.0 in the first nine months of 2014 to $161.1 in the first nine months of 2015, primarily reflecting the company's share of profit of its investments in KWF LPs (a Kennedy Wilson real estate partnership recognized a significant gain on disposition of its investment properties in the second quarter of 2015) and Thai Re (Thai Re recognized a gain on the partial disposition of its life insurance subsidiary in the second quarter of 2015).

Net Gains (Losses) on Investments
Net gains (losses) on investments for the three and nine months ended September 30, 2015 and 2014 were comprised as shown in the following tables:

	Third quarter
	2015			2014
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)		Net gains (losses) on investments
Common stocks	(2.2)	(629.9)	(632.1)	6.3	48.6		54.9
Preferred stocks - convertible	—	(23.0)	(23.0)	—	(107.8)		(107.8)
Bonds - convertible	(0.4)	(112.1)	(112.5)	—	(1.2)		(1.2)
Gain on disposition of associates and subsidiary	—	—	—	0.3	—		0.3
Other equity derivatives(1)(2)	—	(24.7)	(24.7)	—	2.2		2.2
Equity and equity-related holdings	(2.6)	(789.7)	(792.3)	6.6	(58.2)		(51.6)
Equity hedges(2)	—	793.2	793.2	—	367.2		367.2
Equity and equity-related holdings after equity hedges	(2.6)	3.5	0.9	6.6	309.0		315.6
Bonds	7.9	230.3	238.2	12.6	55.9		68.5
Common stocks - Other funds(3)	(2.2)	24.8	22.6	—	—		—
Preferred stocks	(0.2)	(2.5)	(2.7)	(0.2)	(14.3)		(14.5)
CPI-linked derivatives	—	102.4	102.4	—	(14.1)		(14.1)
Other derivatives	0.1	(2.2)	(2.1)	(0.7)	20.6		19.9
Foreign currency	66.9	3.6	70.5	(2.9)	79.2		76.3
Other	(5.0)	0.8	(4.2)	0.8	41.2	(4)	42.0
Net gains (losses) on investments	64.9	360.7	425.6	16.2	477.5		493.7

Net gains (losses) on bonds is comprised as follows:
Government bonds	1.2	269.4	270.6	11.6	30.2		41.8
U.S. states and municipalities	3.9	(32.8)	(28.9)	—	24.2		24.2
Corporate and other	2.8	(6.3)	(3.5)	1.0	1.5		2.5
	7.9	230.3	238.2	12.6	55.9		68.5

	First nine months
	2015					2014
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)		Net gains (losses) on investments
Common stocks	304.6		(1,091.7)		(787.1)	464.8	158.9		623.7
Preferred stocks - convertible	124.4	(6)	(149.4)	(6)	(25.0)	—	(33.2)		(33.2)
Bonds - convertible	1.0		(179.2)		(178.2)	33.4	97.8		131.2
Gain on disposition of associates and subsidiary(5)	235.7		—		235.7	37.1	—		37.1
Other equity derivatives(1)(2)	209.1	(7)	(51.2)	(7)	157.9	184.6	(13.3)		171.3
Equity and equity-related holdings	874.8		(1,471.5)		(596.7)	719.9	210.2		930.1
Equity hedges(2)	(54.5)		669.3		614.8	13.0	95.0		108.0
Equity and equity-related holdings after equity hedges	820.3		(802.2)		18.1	732.9	305.2		1,038.1
Bonds	107.9		(385.8)		(277.9)	13.3	911.7		925.0
Common stocks - Other funds(3)	(2.2)		(0.5)		(2.7)	—	—		—
Preferred stocks	12.2		(1.3)		10.9	1.8	(28.1)		(26.3)
CPI-linked derivatives	—		125.3		125.3	—	(98.7)		(98.7)
Other derivatives	6.0		(9.4)		(3.4)	(3.0)	(12.3)		(15.3)
Foreign currency	160.7		(89.1)		71.6	(7.0)	52.2		45.2
Other	(0.8)		(0.2)		(1.0)	(0.5)	41.3	(4)	40.8
Net gains (losses) on investments	1,104.1		(1,163.2)		(59.1)	737.5	1,171.3		1,908.8

Net gains (losses) on bonds is comprised as follows:
Government bonds	81.8		(56.8)		25.0	2.9	345.1		348.0
U.S. states and municipalities	22.8		(293.7)		(270.9)	5.8	542.4		548.2
Corporate and other	3.3		(35.3)		(32.0)	4.6	24.2		28.8
	107.9		(385.8)		(277.9)	13.3	911.7		925.0

(1)	Other equity derivatives include long equity total return swaps, equity warrants and call options.

(2)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

(3)	Other funds comprise a significant proportion of Brit's investment portfolio and are invested principally in fixed income securities.
(4) During the third quarter of 2014 Thomas Cook India increased its ownership interest in Sterling Resorts to 55.1% and ceased applying the equity method of accounting, resulting in a non-cash gain of $41.2 in the consolidated statement of earnings.

(5)
During the second quarter of 2015 the company sold its investment in Ridley and recognized a net realized gain of $236.4. During the second quarter of 2014 the company sold its holdings in MEGA Brands and a KWF LP and recognized net realized gains of $15.3 and $21.5 respectively.

(6)
During the second quarter of 2015 the company was required to convert a preferred stock investment into common shares of the issuer, resulting in a net realized gain on investment of $124.4 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock). Prior period unrealized gains on the preferred stock investment of $104.8 were reclassified to net realized gains in the first nine months of 2015.

(7)
On April 10, 2015 the company exchanged its holdings of Cara warrants, class A and class B preferred shares and subordinated debentures for common shares of Cara, resulting in a net realized gain on the Cara warrants of $209.1 (inclusive of prior period unrealized gains of $20.6 that were reclassified to net realized gains).

Equity and equity-related holdings after equity hedges: The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes and individual equities) and equity index put options as set out in the table below. The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities.
At September 30, 2015 equity hedges with a notional amount of $5,959.9 (December 31, 2014 - $6,856.9) represented 100.3% (December 31, 2014 - 89.6%) of the company’s equity and equity-related holdings of $5,939.2 (December 31, 2014 - $7,651.7). The increase in the hedge ratio principally resulted from net unrealized depreciation of equity and equity-related holdings due to significant market declines and the impact of the strengthening of the U.S. dollar in the first nine months of 2015 on holdings denominated in the euro and Canadian dollar.
During the third quarter of 2015 the company paid a premium of $20.3 to purchase American style put options on the S&P 500 index with a notional amount of $382.5, a weighted average strike price of 1,695.15 and an expiry date of December 30, 2016. As the S&P 500 put options are currently out-of-the-money, the company does not consider the notional amount in its calculation of the equity hedge ratio.
There may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company’s equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company’s full equity exposure or, on a temporary basis, as a result of non-correlated performance of the equity hedges relative to the equity and equity-related holdings. The company’s risk management objective is for the equity hedges to be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s hedging program related to equity price risk. Refer to note 16 (Financial Risk Management) under the heading Market Price Fluctuations in the company’s interim consolidated financial statements for the three and nine months ended September 30, 2015, for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk.

	September 30, 2015				December 31, 2014
Short equity or equity index underlying total return swaps ("TRS") and put options	Units	Original notional amount(1)	Weighted average index value or strike price	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000 -TRS	37,424,319	2,477.2	661.92	1,100.69	37,424,319	2,477.2	661.92	1,204.70
S&P/TSX 60 -TRS	13,044,000	206.1	641.12	784.51	13,044,000	206.1	641.12	854.85
Other equity indices -TRS	—	40.0	—	—	—	140.0	—	—
Individual equities - TRS	—	1,697.7	—	—	—	1,701.9	—	—
S&P 500 - put option(2)	225,643	382.5	1,695.15	1,920.03	—	—	—	—

(1)    The aggregate notional amounts on the dates that the short positions or put options were first initiated.

(2)	As the S&P 500 put options are currently out-of-the-money, the company does not consider the notional amount in its calculation of the equity hedge ratio.
Bonds: Net gains on bonds of $238.2 in the third quarter of 2015 were primarily comprised of net gains on U.S. treasury bonds ($108.7) and Greek bonds ($130.4), partially offset by net losses on U.S. state and municipal bonds ($28.9). Net losses on bonds of $277.9 in the first nine months of 2015 were primarily comprised of net losses on U.S. state and municipal bonds ($270.9) and U.S. treasury bonds ($59.9), partially offset by net gains on Greek bonds ($90.1). The valuations of the company's U.S. treasury bonds and U.S. state and municipal bonds generally benefited from decreases in interest rates during those respective periods (this effect was offset by a general widening of credit spreads on U.S. state and municipal bonds).

CPI-linked derivatives: The company has purchased derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At September 30, 2015 these contracts have a remaining weighted average life of 6.7 years (December 31, 2014 - 7.4 years), a notional amount of $109.2 billion (December 31, 2014 - $111.8 billion) and a fair value of $358.4 (December 31, 2014 - $238.4). The company’s CPI-linked derivative contracts produced net unrealized gains of $102.4 and $125.3 in the third quarter and first nine months of 2015 respectively (2014 - net unrealized losses of $14.1 and $98.7). Unrealized gains on CPI-linked derivative contracts typically reflect decreases in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

	September 30, 2015
Underlying CPI index	Floor rate(1)	Average life (in years)	Notional amount	Cost	Cost(2) (in bps)	Market value	Market value(2) (in bps)	Unrealized gain (loss)
United States	0.0%	6.9	46,225.0	285.1	61.7	143.8	31.1	(141.3)
United States	0.5%	9.0	12,600.0	39.5	31.3	120.1	95.3	80.6
European Union	0.0%	5.8	41,831.3	281.8	67.4	79.4	19.0	(202.4)
United Kingdom	0.0%	7.1	4,998.7	24.2	48.4	3.9	7.8	(20.3)
France	0.0%	7.3	3,516.2	20.7	58.9	11.2	31.9	(9.5)
		6.7	109,171.2	651.3		358.4		(292.9)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)	Expressed as a percentage of the notional amount.

	December 31, 2014
Underlying CPI index	Floor rate(1)	Average life (in years)	Notional amount	Cost	Cost(2) (in bps)	Market value	Market value(2) (in bps)	Unrealized gain (loss)
United States	0.0%	7.6	46,225.0	286.4	62.0	78.8	17.0	(207.6)
United States	0.5%	9.8	12,600.0	40.3	32.0	72.5	57.5	32.2
European Union	0.0%	6.5	44,499.7	285.9	64.2	70.4	15.8	(215.5)
United Kingdom	0.0%	7.9	5,145.6	24.4	47.4	4.8	9.3	(19.6)
France	0.0%	7.7	3,327.6	18.4	55.3	11.9	35.8	(6.5)
		7.4	111,797.9	655.4		238.4		(417.0)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)	Expressed as a percentage of the notional amount.

During the third quarter and first nine months of 2015 the company entered into CPI-linked derivative contracts with notional amounts of $1,228.9 and $1,228.9 respectively (2014 - $8,000.0 and $29,854.2) at a cost of $6.3 and $6.3 respectively (2014 - $22.0 and $99.5). Additional premiums of nil and $4.8 were paid in the third quarter and first nine months of 2015 respectively (2014 - nil in both periods) to increase the strike price of certain CPI-linked derivative contracts (primarily the European Union CPI-linked derivatives). Refer to the analysis in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivative contracts in the company’s interim consolidated financial statements for the three and nine months ended September 30, 2015 for a discussion of the company’s economic hedge against the potential adverse financial impact of decreasing price levels.

Net gains (losses) on investments for the three and nine months ended September 30, 2015 and 2014 for each of the insurance and reinsurance operations, runoff operations and Other as well as corporate and other reporting segments were comprised as shown in the following tables:
Quarter ended September 30, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Equity and equity-related holdings	(130.9)	(253.8)	(92.5)	(57.4)	(9.8)	(23.1)	(66.1)	(633.6)	(150.0)	(3.8)	(4.9)	(792.3)
Equity hedges	107.4	276.8	115.7	53.2	3.9	—	39.5	596.5	98.8	—	97.9	793.2
Bonds	72.1	99.7	2.8	11.2	12.8	(5.1)	4.6	198.1	27.1	12.0	1.0	238.2
Common stocks - Other funds	—	—	—	—	22.3	—	—	22.3	—	0.3	—	22.6
Preferred stocks	(2.3)	—	—	—	—	(0.2)	(0.1)	(2.6)	—	—	(0.1)	(2.7)
CPI-linked derivatives	9.0	22.0	7.5	9.8	—	—	38.2	86.5	3.1	—	12.8	102.4
Foreign currency	40.2	35.7	(7.6)	(4.5)	(17.2)	10.0	0.1	56.7	1.3	3.9	8.6	70.5
Other	(5.0)	(1.7)	0.1	—	(0.1)	0.1	—	(6.6)	(0.1)	0.6	(0.2)	(6.3)
Net gains (losses) on investments	90.5	178.7	26.0	12.3	11.9	(18.3)	16.2	317.3	(19.8)	13.0	115.1	425.6
Quarter ended September 30, 2014

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Equity and equity-related holdings	6.9	(94.2)	26.5	5.1	(3.2)	(6.9)	(65.8)	14.7	1.3	(1.8)	(51.6)
Equity hedges	33.4	177.9	44.3	32.2	—	20.5	308.3	46.9	—	12.0	367.2
Bonds	0.9	23.0	21.1	9.8	(0.4)	(4.2)	50.2	20.2	0.2	(2.1)	68.5
Preferred stocks	(1.5)	(0.5)	(0.4)	—	0.1	(11.6)	(13.9)	—	—	(0.6)	(14.5)
CPI-linked derivatives	(2.2)	(4.8)	(2.3)	(0.2)	—	(2.9)	(12.4)	(1.9)	—	0.2	(14.1)
Foreign currency	35.8	5.3	3.0	5.1	2.7	12.4	64.3	11.0	—	1.0	76.3
Other	(0.3)	6.1	0.5	—	—	0.1	6.4	0.3	41.2	14.0	61.9
Net gains (losses) on investments	73.0	112.8	92.7	52.0	(0.8)	7.4	337.1	91.2	42.7	22.7	493.7
Nine months ended September 30, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Equity and equity-related holdings(2)	(49.8)	(370.5)	(109.8)	(71.8)	(9.8)	(29.9)	(86.4)	(728.0)	(153.5)	2.7	282.1	(596.7)
Equity hedges	114.9	203.0	81.1	35.6	3.9	—	23.9	462.4	78.7	—	73.7	614.8
Bonds	33.8	(108.7)	(82.8)	(24.3)	(2.0)	(6.4)	(17.3)	(207.7)	(72.7)	(1.3)	3.8	(277.9)
Common stocks - Other funds	—	—	—	—	(1.5)	—	—	(1.5)	—	(1.2)	—	(2.7)
Preferred stocks	0.3	2.2	1.1	—	—	(0.4)	(0.4)	2.8	0.2	—	7.9	10.9
CPI-linked derivatives	9.1	29.1	10.9	11.5	—	—	44.3	104.9	(0.4)	—	20.8	125.3
Foreign currency	82.3	16.0	(7.9)	2.1	(19.2)	7.9	12.5	93.7	(5.3)	5.4	(22.2)	71.6
Other	(5.3)	0.4	0.2	0.5	(0.2)	0.1	—	(4.3)	(0.1)	1.0	(1.0)	(4.4)
Net gains (losses) on investments	185.3	(228.5)	(107.2)	(46.4)	(28.8)	(28.7)	(23.4)	(277.7)	(153.1)	6.6	365.1	(59.1)
Nine months ended September 30, 2014

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Equity and equity-related holdings	159.6	280.1	128.5	56.2	3.9	96.4	724.7	154.7	(0.8)	51.5	930.1
Equity hedges	(19.6)	113.3	24.5	20.3	—	12.9	151.4	19.5	—	(62.9)	108.0
Bonds	54.4	376.7	169.4	68.6	2.9	32.9	704.9	205.6	0.2	14.3	925.0
Preferred stocks	(3.4)	(0.5)	(0.4)	—	0.3	(21.8)	(25.8)	—	—	(0.5)	(26.3)
CPI-linked derivatives	(15.3)	(45.4)	(15.0)	(6.1)	—	(5.6)	(87.4)	(10.2)	—	(1.1)	(98.7)
Foreign currency	38.4	(10.9)	3.3	6.2	1.6	10.6	49.2	4.5	—	(8.5)	45.2
Other	(3.9)	(18.4)	(1.2)	(0.9)	(0.4)	0.2	(24.6)	0.3	41.2	8.6	25.5
Net gains (losses) on investments	210.2	694.9	309.1	144.3	8.3	125.6	1,492.4	374.4	40.6	1.4	1,908.8

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

(2)	Included net realized gains on disposition of the company's investment in Ridley of $106.3 and $130.1 at Northbridge and Corporate and Other respectively.

Financial Risk Management

There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at September 30, 2015 compared to those identified at December 31, 2014 and disclosed in the company’s 2014 Annual Report other than as outlined in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and nine months ended September 30, 2015.

Financial Condition

Capital Resources and Management
The company manages its capital based on the following financial measurements and ratios:

	September 30, 2015	December 31, 2014
Holding company cash and investments (net of short sale and derivative obligations)	1,166.4	1,212.7

Long term debt – holding company borrowings	2,730.8	2,656.5
Long term debt – insurance and reinsurance companies	474.5	385.9
Subsidiary indebtedness - non-insurance companies	134.4	37.6
Long term debt – non-insurance companies	116.0	99.0
Total debt	3,455.7	3,179.0

Net debt	2,289.3	1,966.3

Common shareholders’ equity	8,894.6	8,361.0
Preferred stock	1,336.5	1,164.7
Non-controlling interests	1,774.9	218.1
Total equity	12,006.0	9,743.8

Net debt/total equity	19.1%	20.2%
Net debt/net total capital(1)	16.0%	16.8%
Total debt/total capital(2)	22.4%	24.6%
Interest coverage(3)	4.4x	12.3x
Interest and preferred share dividend distribution coverage(4)	3.3x	9.0x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory income tax rate.

Holding company borrowings at September 30, 2015 increased by $74.3 to $2,730.8 from $2,656.5 at December 31, 2014 primarily, reflecting the issuance on March 3, 2015 of Cdn$350.0 principal amount of holding company unsecured senior notes due 2025, partially offset by the impact of foreign currency translation on the company's Canadian dollar denominated long term debt.
Subsidiary debt (comprised of long term debt of the insurance and reinsurance companies, subsidiary indebtedness and long term debt of the non-insurance companies) at September 30, 2015 increased by $202.4 to $724.9 from $522.5 at December 31, 2014, primarily reflecting the consolidation of long term debt and subsidiary indebtedness of Brit ($214.4), NCML ($40.5) and Cara ($25.0) and the issuance by Thomas Cook India of $15.2 (1.0 billion Indian rupees) principal amount of its debentures due 2020, partially offset by the repayment upon maturity on May 1, 2015 of OdysseyRe unsecured senior notes ($125.0).
Common shareholders’ equity increased from $8,361.0 at December 31, 2014 to $8,894.6 at September 30, 2015 primarily reflecting net proceeds from the issuance of 1.15 million subordinate voting shares on March 3, 2015 ($575.9) and net earnings attributable to shareholders of Fairfax ($464.3), partially offset by the payment of dividends on the company's common and preferred shares ($254.3) and other comprehensive loss of $212.1 (primarily related to net unrealized foreign currency translation losses of foreign operations ($200.6) and associates ($19.4)).
The changes in holding company borrowings, subsidiary debt and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio decreased to 16.0% at September 30, 2015 from 16.8% at December 31, 2014, primarily as a result of increases in net total capital, partially offset by increases in net debt. The increase in net debt was due to increases in total debt (primarily increased holding company borrowings and subsidiary debt as described above) and a decrease in holding company cash and investments (net of short sale and derivative obligations). The increase in net total capital was due to increases in common shareholders' equity, preferred shares (issuance of 9.2 million Series M preferred shares), non-controlling interests (primarily as a result of Fairfax India's offerings and the acquisitions of Brit and Cara) and net debt. The consolidated total debt/total capital ratio decreased to 22.4% at September 30, 2015 from 24.6% at December 31, 2014, primarily as a result of increased total capital (reflecting increases in common shareholders' equity, preferred shares, total debt and non-controlling interests), partially offset by increased total debt (primarily increased holding company borrowings and subsidiary debt as described above).

Liquidity
Holding company cash and investments at September 30, 2015 totaled $1,176.2 ($1,166.4 net of $9.8 of holding company short sale and derivative obligations) compared to $1,244.3 at December 31, 2014 ($1,212.7 net of $31.6 of holding company short sale and derivative obligations).
Significant cash and investment movements at the Fairfax holding company level during the first nine months of 2015 included the following outflows: net consideration paid of $1,656.6 to acquire Brit, the payment of $254.3 of common and preferred share dividends, OdysseyRe's payment of $125.0 principal amount upon maturity of its 6.875% unsecured senior notes and the payment of $120.0 of interest on long term debt. Significant inflows during the first nine months of 2015 included the following: net proceeds from the company's three underwritten public offerings to finance the Brit acquisition ($575.9 from the issuance of 1.15 million subordinate voting shares, $275.7 from the issuance of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025 and $179.0 from the issuance of 9.2 million Series M preferred shares), proceeds of $516.0 received from OMERS for the sale of a 29.9% interest in Brit, net proceeds from the company's sale of its 73.6% interest in Ridley ($214.5), the receipt of corporate income tax sharing payments ($239.6), dividends from subsidiaries (primarily Northbridge ($105.6), Zenith National ($46.0), Wentworth ($88.0) and OdysseyRe ($200.0)) and net cash received of $41.7 with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements). The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements associated with corporate overhead expenses and costs in connection with the repurchase of subordinate voting shares for treasury. The carrying values of holding company investments vary with changes in the fair values of those investments.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, at September 30, 2015 of $1,166.4 provides adequate liquidity to meet the holding company’s remaining known obligations in 2015. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its unsecured revolving credit facility (for further details related to the credit facility, refer to note 10 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the interim consolidated financial statements for the three and nine months ended September 30, 2015). The holding company's remaining known significant commitments for 2015 consist of the payment of interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments related to derivative contracts and the repayment of $82.4 principal amount of Fairfax unsecured senior notes due October 1, 2015.
The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the third quarter and first nine months of 2015 the holding company received net cash of $98.8 and $41.7 respectively (2014 - paid net cash of $89.1 and $165.6) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
During the first nine months of 2015 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $1,461.9 primarily reflecting the consolidation of Brit's cash and short term investments ($1,373.6), net purchases of short term investments from the net proceeds of the Fairfax India offerings and the proceeds received from the sale of Ridley, partially offset by cash used to fund net purchases of bonds.
The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the third quarter and first nine months of 2015 the insurance and reinsurance subsidiaries received net cash of $386.5 and $151.2 respectively (2014 - paid net cash of $80.9 and $65.6 respectively) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.

The following table presents major components of cash flow for the nine months ended September 30:

	First nine months
	2015	2014
Operating activities
Cash provided by operating activities before the undernoted	278.4	445.8
Net (purchases) sales of investments classified as FVTPL	58.9	(536.8)
Investing activities
Net (purchases) sales of investments in associates and joint ventures	124.9	(179.0)
Purchases of subsidiaries, net of cash acquired	(1,413.8)	(109.8)
Sales of subsidiaries, net of cash divested	304.4	—
Net purchases of premises and equipment and intangible assets	(128.1)	(43.1)
Increase in restricted cash in support of acquisitions	(36.1)	—
Financing activities
Net issuance of subsidiary indebtedness	13.5	31.5
Issuance of long term debt	293.2	294.2
Repayment of holding company and subsidiary debt	(133.3)	(12.7)
Issuance of subordinate voting shares	575.9	—
Issuance of preferred shares	179.0	—
Repurchase of preferred shares	(4.1)	(0.1)
Purchase of subordinate voting shares for treasury	(67.5)	(20.9)
Issuance of subsidiary common shares to non-controlling interests	725.8	—
Net sales of subsidiary common shares to non-controlling interests	430.0	—
Common and preferred share dividends paid	(254.3)	(259.0)
Dividends paid to non-controlling interests	(2.7)	(6.6)
Increase (decrease) in cash and cash equivalents during the period	944.1	(396.5)
Cash provided by operating activities (excluding net sales of investments classified as FVTPL) decreased from $445.8 in the first nine months of 2014 to $278.4 in the first nine months of 2015, primarily as a result of higher income taxes paid and modestly higher net paid losses, partially offset by higher net premiums collected. Refer to note 19 (Supplementary Cash Flow Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2015 for details of net (purchases) sales of investments classified as FVTPL.
Net sales of investments in associates and joint ventures of $124.9 in the first nine months of 2015 primarily reflected distributions from the company's non-insurance associates, partially offset by Fairfax Asia's purchase of its 35% interest in BIC. Net purchases of investments in associates and joint ventures of $179.0 in the first nine months of 2014 primarily related to investments in AgriCo and Sterling Resorts and an additional investment in Grivalia Properties and Thai Re, partially offset by the sale of the company's investments in MEGA Brands and a KWF LP. Purchases of subsidiaries, net of cash acquired of $1,413.8 in the first nine months of 2015 primarily related to the acquisitions of a 97.0% interest in Brit, a 20.7% interest in NCML and a 78.0% interest in Union Assurance and the acquisitions of Redwoods and MCIS. Purchases of subsidiaries, net of cash acquired of $109.8 in the first nine months of 2014 primarily related to the acquisition of a 51.0% interest in The Keg, the acquisition of Praktiker and the additional controlling interest in Sterling Resorts. Sales of subsidiaries, net of cash divested of $304.4 in the first nine months of 2015 primarily related to the sale of the company's 73.6% interest in Ridley. Increase in restricted cash in support of acquisitions of $36.1 in the first nine months of 2015 related to Fairfax India's escrow deposit to partially fund its open offer to acquire up to 26% interest in IIFL.
Net issuance of subsidiary indebtedness in the first nine months of 2015 and 2014 primarily reflected advances and repayments of the subsidiary indebtedness of Ridley, Quess Corp and Thomas Cook India in the normal course of business. Repayment of holding company and subsidiary debt of $133.3 in the first nine months of 2015 primarily reflected OdysseyRe's repayment of its $125.0 principal amount of 6.875% unsecured senior notes upon maturity. In the first nine months of 2015 the company completed three underwritten public offerings: the issuance of subordinate voting shares of $575.9 (Cdn$717.1, issuance of 1.15 million subordinate voting shares), the issuance of long term debt of $275.7 (net proceeds from the issuance of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025) and the issuance 9,200,000 cumulative five-year reset preferred shares, Series M of $179.0 (Cdn$222.9) which formed part of the financing for the acquisition of Brit as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2015. Issuance of long term debt of $293.2 in the first nine months of 2015 also reflected net proceeds received by Thomas Cook India following the issuance of $15.2 (1.0 billion Indian rupees) principal amount of its debentures due 2020. Issuance of long term debt of $294.2 in the first nine months of 2014 reflected net proceeds from the issuance of $300.0 principal amount of Fairfax (US) Inc. 4.875% senior notes due August 13, 2024. Purchase of subordinate voting shares for treasury in the first nine months of 2015 of $67.5 (2014 - $20.9) related to purchases for the company's share-based payment awards. Issuance of subsidiary common shares to non-controlling interests of $725.8 in the first nine months of 2015 reflected the offerings of Fairfax India's common shares. Net sales of subsidiary common shares to non-controlling interests of $430.0 in the first nine months of 2015 primarily reflected the sale of a 29.9% interest in Brit to OMERS. The company paid common and preferred share dividends of $216.1 and $38.2 in the first nine months of 2015 respectively (2014 - $215.7 and $43.3).

Book Value Per Share

Common shareholders’ equity at September 30, 2015 was $8,894.6 or $399.65 per basic share (excluding the unrecorded $703.2 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) compared to $8,361.0 or $394.83 per basic share (excluding the unrecorded $830.5 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) at December 31, 2014 representing an increase per basic share in the first nine months of 2015 of 1.2% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2015, or an increase of 3.7% adjusted to include that dividend). During the first nine months of 2015, the number of basic shares increased primarily as a result of the issuance of 1.15 million subordinate voting shares, partially offset by net repurchases of 89,587 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At September 30, 2015 there were 22,255,875 common shares effectively outstanding.

	September 30, 2015			December 31, 2014
	Fair value	Carrying value(1)	Excess of fair value over carrying value	Fair value	Carrying value(1)	Excess of fair value over carrying value
Insurance and reinsurance associates	754.4	507.7	246.7	673.3	439.6	233.7
Non-insurance associates	1,025.4	1,079.9	(54.5)	1,397.2	1,178.1	219.1
Thomas Cook India	764.5	253.5	511.0	472.8	269.5	203.3
Ridley(2)	—	—	—	245.8	71.4	174.4
	2,544.3	1,841.1	703.2	2,789.1	1,958.6	830.5

(1)	The carrying values of Ridley and Thomas Cook India represent their respective values under the equity method of accounting.

(2)	On June 18, 2015 Fairfax sold all of its common shares of Ridley and recognized a net realized gain of $236.4.

On September 28, 2015 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 27, 2016, to acquire up to 800,000 subordinate voting shares, 601,538 Series C preferred shares, 398,361 Series D preferred shares, 405,134 Series E preferred shares, 357,204 Series F preferred shares, 1,000,000 Series G preferred shares, 1,200,000 Series I preferred shares, 950,000 Series K preferred shares and 920,000 Series M preferred shares, representing approximately 3.7% of the public float in respect of the subordinate voting shares and 10% of the public float in respect of each series of preferred shares. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Contingencies and Commitments

For a full description of these matters, please see note 14 (Contingencies and Commitments) to the interim consolidated financial statements for the three and nine months ended September 30, 2015.

Accounting and Disclosure Matters

Limitation on scope of design and evaluation of Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 and under National Instrument 52-109). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

On June 5, 2015 the company completed the acquisition of Brit. Management has determined to limit the scope of the design and evaluation of internal controls over financial reporting to exclude the controls, policies and procedures of Brit, the results of which are included in the interim consolidated financial statements of the company for the three and nine months ended September 30, 2015. The scope limitation is in accordance with section 3.3(1)(b) of National Instrument 52-109, Certification of Disclosure in Issuer's Annual and Interim Filings, which allows an issuer to limit its design and evaluation of internal controls over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certifications of interim filings relates. The operations of Brit represented 14.1% and 7.1% of the company's consolidated revenue for the three and nine months ended September 30, 2015 respectively and represented 15.5% and 16.0% of the company's consolidated assets and liabilities respectively as at September 30, 2015. In addition, the table that follows presents a summary of financial information for Brit.

For the period June 5, 2015 to September 30, 2015
Revenue	510.3
Net loss	(6.5)

As at September 30, 2015
Assets
Insurance contract receivables	649.8
Portfolio investments	3,881.1
Deferred premium acquisition costs	12.0
Recoverable from reinsurers	815.1
Goodwill and intangible assets	742.9
Other assets	494.4
6,595.3
Liabilities
Accounts payable and accrued liabilities	357.3
Short sale and derivative obligations	8.7
Deferred income taxes	123.7
Funds withheld payable to reinsurers	261.8
Insurance contract liabilities	3,932.9
Long term debt	214.4
4,898.8
Equity	1,696.5
6,595.3

Amendment to Terms of Multiple Voting Shares

Following shareholder approval, on August 31, 2015 the company amended its articles to preserve the then current 41.8% voting power of its multiple voting shares, which are controlled by V. Prem Watsa, the company's Chairman and Chief Executive Officer, and to make certain additional changes, including memorializing that the holder of the multiple voting shares will never be able to profit, or receive any premium or benefit, from the special voting rights attached to the multiple voting shares, and continuing through 2025 the freeze since 2000 on Mr. Watsa's compensation as Chief Executive Officer. The continuing preservation of the 41.8% voting power of the multiple voting shares is subject to a majority of the minority shareholder ratification vote in various circumstances. Some of those circumstances involve a calculation which factors in the aggregate number of all issued and outstanding multiple voting shares and subordinate voting shares on August 31, 2015: that number is 23,583,605.

Comparative Quarterly Data (unaudited)

	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
Revenue	3,010.0	1,769.0	2,387.9	2,073.7	2,654.2	2,407.5	2,882.5	1,683.7
Net earnings (loss)	451.4	(178.6)	236.1	38.2	475.0	366.4	785.0	(1.8)
Net earnings (loss) attributable to shareholders of Fairfax	424.8	(185.7)	225.2	23.7	461.2	363.7	784.6	(5.5)
Net earnings (loss) per share	$18.57	$(8.87)	$9.92	$0.50	$21.10	$16.47	$36.35	$(0.98)
Net earnings (loss) per diluted share	$18.16	$(8.87)	$9.71	$0.49	$20.68	$16.15	$35.72	$(0.98)
Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.